SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Great Plains Ethanol, LLC

(Name of Issuer)

Great Plains Ethanol, LLC

(Name of Person(s) Filing Statement)

Class A Member Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Sarah M. Bernstein Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 W. Madison St., Suite 3900 Chicago, Illinois 60606 (312) 984-3100	Chris Lent Woods, Fuller, Shultz & Smith P.C. 300 S. Phillips Ave. P.O. Box 5027 Sioux Falls, SD 57117-5027 (605) 336-3890
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.     ☐        The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     ☐        The filing of a registration statement under the Securities Act of 1933.

c.     ☐        A tender offer.

d.     ☒       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,063,216	$5,562.84

*             For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per Class A member unit ($20,264) to be exchanged in the reclassification transaction for Class E member units. The estimated transaction valuation is equal to the product obtained by multiplying (A) ($20,264) by (B) the estimated total number of Class A member units (694) owned by all Class A members of record who hold 2 or fewer Class A member units in each member’s account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**           Determined pursuant to Rule 0-11(b)(1) as the product of (a) $14,063,216 multiplied by (b) .0003930.

☐            Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$	Filing Party:

Form or Registration No.:		Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

GREAT PLAINS ETHANOL, LLC

(d/b/a POET™ Biorefining - Chancellor)

27716 462nd Avenue

Chancellor, South Dakota 57015

Dear Member:

On June 6, 2008, the board of managers of Great Plains Ethanol, LLC (d/b/a POET™ Biorefining - Chancellor)  approved a reclassification transaction in which record holders of 2 or fewer of our Class A member units will have their Class A member units reclassified into newly created Class E member units. Each Class A member unit held by such record holders will be reclassified on the basis of one Class E member unit for each Class A member unit held immediately prior to the effective time of the reclassification. Unit holders receiving Class E member units will receive no additional consideration for their Class A member units. All other Class A member units will remain outstanding and be unaffected by the reclassification, except as described in the transaction statement accompanying this letter.

The reclassification will be effected by Great Plains Ethanol’s adoption of amendments to our Fifth Amended and Restated Operating Agreement that are included in a Sixth Amended and Restated Operating Agreement that has been approved by our board. Generally, when it has been executed by Great Plains Ethanol, the Sixth Amended and Restated Operating Agreement will provide that the new Class E members will have no voting rights unless required by South Dakota law. However, the new Class E member units will be more freely transferable than the Class A member units, subject to compliance with restrictions imposed by federal securities laws. Under the planned Sixth Amended and Restated Operating Agreement, the new Class E members will receive the same share of our profits and losses as the Class A members and their respective rights to receive distributions of our assets will not change.

The primary effect of the reclassification, also referred to as a Rule 13e-3 transaction, will be to reduce our total number of Class A members of record to below 300. As a result, pursuant to Rule 13e-3, we will terminate the registration of our Class A member units under federal securities laws and our SEC reporting obligations will be suspended. In addition, because the Class E member units will be held by less than 500 holders of record, the Class E member units will be unregistered securities and therefore the company will not be subject to public reporting requirements with respect to the Class E member units. As a result of the reclassification, our members will lose the benefits of holding securities of an SEC reporting company, including (a) access to the information concerning the company that was formerly required to be contained in our periodic reports, to the extent that we choose not to distribute comparable information voluntarily to members, and (b) protections and benefits derived from the imposition on the company of the requirements of the Sarbanes-Oxley Act.

Your board of managers has approved the Rule 13e-3 transaction, and believes the terms of the proposed transaction are fair and in the best interest of our unaffiliated members. As discussed in greater detail in the transaction statement, you do not have the right to vote on the reclassification transaction under our Fifth Amended and Restated Operating Agreement or under South Dakota law, and Great Plains Ethanol is not seeking a member vote on the reclassification. You will not have appraisal rights in connection with the reclassification transaction.

The accompanying transaction statement includes a discussion of the reasons, effects, alternatives and factors considered by the board in connection with its approval of the reclassification, and we encourage you to read carefully the transaction statement and appendices.

Great Plains Ethanol expects to complete the transaction in the fourth quarter of 2008. On behalf of our board of managers, I would like to express our appreciation for your continued interest in the affairs of Great Plains Ethanol.

Sincerely,

Darrin Ihnen

President of the Board of Managers

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This transaction statement is dated                 , 2008 and is being mailed to members on or about                             , 2008.

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SUMMARY TERM SHEET

This summary provides an overview of material information from this transaction statement about the proposed Rule 13e-3 transaction and the planned amendments to our currently effective Fifth Amended and Restated Operating Agreement, as amended to date, which planned amendments are contained in the Sixth Amended and Restated Operating Agreement that has been approved by our board of managers, but which has not yet been executed by Great Plains. However, it is a summary only. To better understand the transaction and for a more complete description of its terms we encourage you to read carefully this entire document and the documents to which it refers.

In this transaction statement, “Great Plains,” “we,” “our,” “ours,” “us” and the “company” refer to Great Plains Ethanol, LLC (d/b/a POET™ Biorefining - Chancellor), a South Dakota limited liability company. The terms “reclassification” and “reclassification transaction” refer to the reclassification of our Class A member units held by members who are record holders of 2 or fewer Class A member units. The reclassification is designed to reduce the number of Great Plains Class A members of record to below 300, which will allow us to suspend our filing obligations under the Securities Exchange Act of 1934, as amended, which we refer to in this transaction statement as the “Securities Exchange Act.”  This transaction is also referred to as a “Rule 13e-3 going private transaction,” or a “Rule 13e-3 transaction.”  The “new Class E members” of Great Plains means all Class A members of record of Great Plains with 2 or fewer Class A member units immediately prior to the effective time of the reclassification. The term “continuing Class A members” means all Class A members of record of Great Plains with more than 2 Class A member units immediately prior to the effective time of the reclassification. As used in this transaction statement, the term “affiliated member” means any member who is a director or executive officer of Great Plains and the term “unaffiliated member” means any member other than an affiliated member.

Great Plains Ethanol, LLC

Great Plains Ethanol, LLC (d/b/a POET™ Biorefining - Chancellor), a South Dakota limited liability company with a business address of 27716 462nd Avenue, Chancellor, South Dakota 57015, and a business telephone number of (605) 647-0040, owns and operates an ethanol plant. We were organized under South Dakota law in 2000, after which we conducted an equity offering and obtained debt financing to build our plant. Our members are primarily agricultural producers who principally reside in South Dakota.

Our revenues are derived from the sale and distribution of ethanol and distillers grains to customers located primarily in the United States.  Corn for our production process is supplied primarily from local agricultural producers and from purchases on the open market. After processing the corn, we sell our ethanol to Ethanol Products, LLC (d/b/a POET™ Ethanol Products), which subsequently markets and sells the ethanol to gasoline blenders and refineries located throughout the continental U.S.  All of our distillers grains are sold through our marketing agent, POET™ Nutrition, Inc. (f/k/a Dakota Commodities, a division of Broin Enterprises, Inc.), which markets and sells the product to livestock feeders located primarily in the continental United States.  The day-to-day operations of the plant are managed by POET™ Plant Management, LLC, of Sioux Falls, South Dakota.

 Our operating results are largely driven by the prices at which we sell ethanol and distillers grains and the costs related to their production.  Historically, the price of ethanol tends to fluctuate in the same direction as the price of unleaded gasoline and other petroleum products, although in 2005 the prices of ethanol and gasoline began a divergence with ethanol selling for less than gasoline at the wholesale level.  The greatest effect on the price of ethanol is the supply and demand for ethanol in the markets. Our two largest costs of production are corn and natural gas.

In August 2006, we commenced construction on our plant’s expansion, which increased our annual name-plate capacity to 100 million gallons of ethanol.  Construction on the expansion was completed the week of March 17, 2008. In addition, we commenced construction in November 2007 of a solid waste fuel boiler, which will be produce enough steam to supply up to 55% of the expanded plant’s energy requirements. The boiler is scheduled to be completed in early fall of 2008.  The design and construction of the BPX™ expansion and solid waste fuel boiler projects was and is being completed by POET™ Design and Construction, Inc., of Sioux Falls, South Dakota, our plant’s original design-builder.

We file periodic reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site maintained by the SEC at http://www.sec.gov.

Introduction and Overview of the Rule 13e-3 Transaction

(see page 12)

Great Plains is planning to undertake a reclassification transaction that will result in the reclassification of our Class A member units held by record holders of 2 or fewer Class A member units into newly created Class E member units. In order to effect the reclassification, we are planning to enter into a Sixth Amended and Restated Operating Agreement that has been approved by our board and that will include amendments to our currently effective Fifth Amended and Restated Operating Agreement dated April 17, 2006, as amended effective June 20, 2008. When the Sixth Amended and Restated Operating Agreement becomes effective and the reclassification is completed, Class A members of record with 2 or fewer Class A member units immediately prior to the reclassification will receive one Class E member unit for each Class A member unit held prior to the reclassification. Unit holders receiving Class E member units will receive no additional consideration for their Class A member units. Class A members of record with more than 2 Class A member units will remain as continuing Class A members. All of our members will be subject to the terms of the new Sixth Amended and Restated Operating Agreement.

We anticipate that the reclassification will result in a decrease in the number of outstanding Class A member units from 1,513 Class A member units to approximately 819 Class A member units, which is equal to 694 Class A member units, or a decrease of approximately 45.9%. We expect to issue a corresponding number of Class E member units, or approximately 694 Class E member units. We anticipate that the reclassification will result in the reduction of our Class A members of record from 510 to approximately 147, and that approximately 363 record unit holders of Class E member units will be created.

The effect of the reclassification will be to reduce the number of Class A members of record to less than 300, which will allow us to suspend our reporting obligations under federal securities laws. In addition, because the Class E member units will be held by less than 500 holders of record, the Class E member units will not be required to be registered with the SEC and therefore will not cause us to be subject to the public reporting requirements imposed by the SEC pursuant to federal securities laws.

We also have outstanding Class B and Class C member units, and these classes of our securities will remain outstanding and will generally be unaffected by the Rule 13e-3 transaction, except to the extent of any results of the transaction affecting the company and holders of our member units as a whole, as further described in this transaction statement. Our Class C member units were included on a registration statement that was filed in 2001. However, those Class C member units were never registered under Section 12(g) of the Securities Exchange Act, because there were never more than 300 holders of record of our Class C member units. Accordingly, any filing obligations with respect to our Class C member units have been automatically suspended and we will be including the Class C member units on a Form 15 in order to formalize that suspension.

We expect to pay a total of approximately $125,000 in fees and expenses in connection with the reclassification.

The Sixth Amended and Restated Operating Agreement

 (see pages 48 and 49)

As discussed above, the amendments to our currently effective Fifth Amended and Restated Operating Agreement will be contained in the proposed Sixth Amended and Restated Operating Agreement, and will provide for the reclassification of our Class A member units held by Class A members of record who own 2 or fewer Class A member units. In connection with the reclassification, each Class A member unit held by such members will be reclassified into newly created Class E member units, on the basis of one Class E member unit for each Class A member unit held by such members immediately prior to the effective time of the reclassification. All other Class A member units, as well as our Class B and Class C member units, will remain outstanding and be unaffected by the reclassification, except as described in this transaction statement.

In addition, the proposed Sixth Amended and Restated Operating Agreement provides for the following amendments to our Fifth Amended and Restated Operating Agreement:

•      amendments to the defined terms “Capital Contribution” (Section 1.6) and “Gross Asset Value” (now Section 1.21), which were made to incorporate updates to accounting practices and to include more fulsome terms;

•      amendments to Section 3.1, clarifying the process by which persons may be admitted as Class A members, Class B members, Class C members and Class E members, whether as an initial member or upon a transfer of outstanding member units;

•      an amendment to Section 3.12, changing the ability of members to call special meetings by raising the threshold from 10% of the member units of any class entitled to vote to 30% of the capital units held by Class A, Class B or Class C members;

•      an amendment to Section 4.1(d), giving our board the authority to disallow (a) a transfer of Class A member units, if such transfer would result in 300 or more Class A members of record or such other number as required to maintain the suspension of the company’s duty to file reports with the SEC, and (b) a transfer of Class C member units, if such transfer would result in 300 or more Class C members of record or such other number as required to maintain the suspension of the company’s duty to file reports with the SEC;

•      the elimination of Class D member units;

•      amendments to Section 9.3,  changing the timing of payment of the managing member’s incentive bonus to be quarterly as opposed to on a trimester basis; and

•      general updates throughout the document, including updates eliminating stale references to our financing, which was completed in 2001, that are no longer applicable to us, our member units or our members.

A description of the reclassification, along with a summary of the other proposed amendments to our Fifth Amended and Restated Operating Agreement contained in the proposed Sixth Amended and Restated Operating Agreement, can be found on pages 48 and 49.

The proposed amendments to our Fifth Amended and Restated Operating Agreement, although approved by our board of managers, will not be effective until Great Plains formally executes the Sixth

Amended and Restated Operating Agreement. Great Plains plans to execute the Sixth Amended and Restated Operating Agreement, and to proceed with the reclassification, no less than 20 business days after this transaction statement is delivered to members, and in any event after October 1, 2008. However, our board of managers, in their discretion, may determine not to implement:

•      the reclassification; or

•      any or all of the planned amendments to the currently effective Fifth Amended and Restated Operating Agreement contained in the proposed Sixth Amended and Restated Operating Agreement.

Background of the Rule 13e-3 Transaction

(see pages 13 through 21)

For a description of the events leading to the approval of the Rule 13e-3 transaction by our board of managers and the reasons for its approval, you should refer to the sections of this transaction statement entitled “Special Factors—Background of the Rule 13e-3 Transaction,” “Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction” and “Special Factors—Purpose and Structure of the Rule 13e-3 Transaction” on pages 13 through 34. As we explain more fully in these sections, our board considered and rejected various alternative methods of effecting a transaction that would enable us to become a non-SEC reporting company while remaining an independent company.

Reasons for the Rule 13e-3 Transaction

(see pages 21 through 25)

Our reasons for undertaking the Rule 13e-3 transaction include the following:

•      as a reporting company, we are required to disclose information to the public, which may be viewed by actual or potential competitors and which may be helpful to these competitors in challenging our business operations and in taking market share, employees and customers away from us. Terminating our public company reporting obligation will help to protect that sensitive information from required or inadvertent disclosure;

•      the public disclosure requirements to which we are subject as a public company are at odds with our need to keep confidential the information relating to the proprietary technology and patents that are owned, developed, or obtained by POET™ Research and licensed to us for use in the ethanol and co-product production processes;

•      we estimate that we will be able to reallocate resources and eliminate costs, which will result in anticipated future cost savings of approximately $325,000 on an annual basis beginning after 2009, by eliminating our obligation to make periodic reports and reducing the expenses of member communications;

•      operating as a non-SEC reporting company may eliminate the pressure and expectation to produce short-term per-unit earnings and may increase management’s flexibility to consider and initiate actions that may produce long-term benefits and growth;

•      there is little justification for remaining a reporting company given the low trading volume in our member units and our desire to avoid being taxed as a corporation under the publicly traded partnership rules under Section 7704 of the Internal Revenue Code of 1986, as amended, which means our member units cannot be traded on an established securities market or be readily tradable in a secondary market;

•      we believe that our earnings and available borrowing capacity are sufficient to support growth, thereby eliminating any need to raise capital in the public market;

•      the Rule 13e-3 transaction proposal allows those members receiving Class E member units to retain an equity interest in Great Plains, and therefore to continue to receive a pro rata portion of the profits, losses and distributions of Great Plains;

•      completing the Rule 13e-3 transaction at this time will allow us to begin to protect our competitive information and to realize the cost savings, and will allow our management and employees to redirect their focus to our business, at the earliest possible date; and

•      a number of other ethanol-producing companies have recently completed or are in the process of completing going private transactions, which means that they are not required to disclose potentially sensitive information, are able to realize the cost benefits associated with going private, and are able to realize the additional benefits described throughout this transaction statement, which could put these actual and potential competitors at a competitive advantage if we remain a reporting company.

We considered that some of our Class A members may prefer to continue as members of Great Plains as an SEC reporting company, which is a factor weighing against the Rule 13e-3 transaction. However, we believe that the disadvantages of continuing our reporting obligations with the SEC outweigh any advantages associated with doing so. To review the reasons for the Rule 13e-3 transaction in greater detail, please see pages 21 through 25.

Fairness of the Rule 13e-3 Transaction

(see pages 25 through 33)

Based on a careful review of the facts and circumstances relating to the Rule 13e-3 transaction, our board of managers believes that the Rule 13e-3 transaction and the terms and provisions of the proposed Sixth Amended and Restated Operating Agreement, including those regarding the reclassification of Class A member units, are substantively and procedurally fair to our unaffiliated members. Our board of managers unanimously approved the Rule 13e-3 transaction and the proposed amendments to our Fifth Amended and Restated Operating Agreement contained in the proposed Sixth Amended and Restated Operating Agreement.

In the course of determining that the Rule 13e-3 transaction is fair to and in the best interests of our unaffiliated members (defined as those members who are not our managers or executive officers), the board considered a number of positive and negative factors affecting both unaffiliated members who will continue to hold our Class A member units as well as those members whose Class A member units will be reclassified into Class E member units. The factors the board considered are set forth in greater detail on pages 26 through 32.

Great Plains’s board of managers chose a reclassification to effect the going private transaction because it will enable those holders of our Class A member units who will receive Class E member units to retain an equity interest in Great Plains and, therefore, to continue to share in our profits and losses on the same basis as prior to the transaction. In addition, Great Plains does not have the financial resources to purchase sufficient Class A member units to effect a going private transaction by other alternative means, such as a cash-out merger or a tender offer. Great Plains would prefer to devote its cash resources to business operations and expansion. The board considered those and other alternatives, but decided against such alternatives because each would have forced us to exchange units for cash consideration, which Great Plains does not have the resources to do, and, in the case of a cash-out merger, would have forced current members to involuntarily divest themselves of their equity in the company. By structuring the transaction in this manner, the board of managers believes that it has attempted to balance the interests of reducing Great Plains’s disclosure obligations and expenses in transitioning to a non-SEC reporting company while at the same time affording all of our members the opportunity to retain an equity ownership interest in Great Plains.

Purpose and Structure of the Rule 13e-3 Transaction

(see pages 33 and 34)

The purpose of the Rule 13e-3 Transaction is to reduce the number of our Class A members of record to less than 300. If successful, we will be able to suspend our SEC reporting requirements, which is referred to as going private, which will allow our company to better protect sensitive business information while simultaneously allowing management and employees to refocus time previously spent complying with SEC reporting obligations on to operational and business goals.

The reclassification structure of the Rule 13e-3 transaction will allow us to effect the transaction without the expenditure of substantial funds and will result in all of our members retaining an equity interest in Great Plains. Therefore, all of our members will continue to participate in any future growth and earnings of the company and in any future value received as a result of the sale of the company. Because we are not cashing out any of our members, we believe that this structure minimizes the costs of our becoming a non-SEC reporting company while achieving the goals outlined in this transaction statement. See “Special Factors—Background of the Rule 13e-3 Transaction” beginning on page 13.

Our board of managers will have the discretion to determine if and when to effect the Rule 13e-3 transaction and reserves the right to abandon the transaction. For example, if the number of record holders of Class A member units changes such that the Rule 13e-3 transaction would no longer accomplish our intended goal of discontinuing our SEC reporting obligations, the board of managers may determine not to proceed with the Rule 13e-3 transaction.

The Rule 13e-3 transaction takes place at the record unit holder level. This means that we will look at the number of Class A member units registered in the name of a single holder to determine if that holder’s Class A member units will be reclassified.

The board decided to structure the Rule 13e-3 transaction so that it would take effect at the record unit holder level in part to allow members some flexibility with respect to how their Class A member units will be treated in the Rule 13e-3 transaction. See “—Purpose and Structure of the Rule 13e-3 Transaction.”  Unit holders of record who would prefer to continue as Class A members of Great Plains, despite the board’s approval of the reclassification, may elect to do so by acquiring sufficient Class A member units so that they hold more than 2 Class A member units in their own name immediately prior to the effective time of Rule 13e-3 transaction or by combining ownership of their Class A member units with those owned by family members or other members into one record account (for example, a family company or trust).

In addition, our Class A members may be able to affect how they are treated in the transaction by transferring their Class A member units into a brokerage or nominee account so that the Class A member units are held in “street name.” When we refer to member units being held in “street name,” we are referring to member units that are held through a custodial or brokerage account. Any Class A members who transfer their Class A member units into a custodial or brokerage account will no longer appear on our membership register as the record holder of those member units. Instead, the custodians or brokerage firms will typically hold all of the Class A member units of Great Plains that any clients deposit with it through a single nominee, and that nominee will be the record holder. If that nominee record holder holds more than 2 Class A member units, the Class A member units will not be reclassified into Class E member units, even if the Class A member units that the nominee holds are held on behalf of multiple beneficial holders each holding 2 or fewer Class A member units. It is important to realize, however, that transferring Class A member units into “street name” will only result in a Class A member continuing to hold Class A member units if the broker or nominee who will appear on our membership register as the record holder holds in the aggregate more than 2 Class A member units of record. Accordingly, the utility of transferring Class A member units into “street name” will depend, for those members holding 2 or fewer Class A member units, on both (a) other Class A members transferring their Class A member units into “street name” with the same broker or nominee and (b) that broker or nominee aggregating all Class A member units that it holds into one record account. If a brokerage account contains, in the aggregate, 2 or fewer Class A member units, those Class A member units will be reclassified into Class E member units. If a brokerage account contains, in the aggregate, more than 2 Class A member units, those Class A member units will remain as Class A member units following the reclassification, regardless of whether any of the underlying beneficial owners for whom the nominee acts owns 2 or fewer Class A member units.

Record holders owning more than 2 Class A member units who wish to receive Class E member units for their Class A member units may reduce their ownership of record to 2 or fewer Class A member units by selling or gifting some of their Class A member units or transferring to a separate record account some of their Class A member units.

In any case, members will have to act within the constraints of the transfer restrictions in our Fifth Amended and Restated Operating Agreement and our Capital Units Transfer System, and will need to request any trades and transfers far enough in advance of the Rule 13e-3 transaction so that any consolidation, purchase or transfer is approved and completed by the effective time of the Rule 13e-3 transaction. Our Capital Units Transfer System (as recently amended) provides for quarterly trading, and any requested trades and transfers are considered by the board once per quarter. Any transfer requested during July, August or September will be processed (if approved) on October 1, 2008. Any trade effected in July, August or September that results from a selling member posting his or her units to our qualified matching service between July 1 and August 15 will be processed (if approved) on October 1, 2008, while any trade made after August 16, 2008 that results from a selling member posting his or her units after August 16 will not be processed until January 1, 2009. We expect to close the Rule 13e-3 transaction in the fourth quarter of 2008, and in no event will we complete the transaction prior to the October 1, 2008 transfer processing date. However, if you do not request transfer prior to September 30, 2008, or you did not effect a trade that results from a selling member posting his or her units to our qualified matching service before August 16, 2008, your transfer or trade will not be able to be processed until January 1, 2009 and your capital unit holdings as of September 30, 2008 will be subject to the effects of the Rule 13e-3 transaction.

To the extent practicable, our board of managers will assist our members with any reasonable requests to either consolidate or segregate their membership units. In the interests of providing our members with greater flexibility to transfer their Class A member units, our board recently enacted amendments to our Fifth Amended and Restated Operating Agreement and to our Capital Units Transfer System that, when considered together:

•      starting on July 1, 2008, began to allow for quarterly trading, as opposed to only trimester trading, which means that trade and transfer requests made through September 30, 2008 will generally be processed on October 1, 2008, except for trades effected in connection with units posted for sale on the qualified matching service after August 16, 2008, and accordingly will take effect prior to the expected completion of the reclassification, whereas trimester trading would not have allowed any trades in September to be processed until January 1, 2009;

•      eliminated blackout periods formerly applicable to trade and transfer requests, so that our members are and will continue to be able to seek and request trades in July and August, which would not have been possible under the restrictions imposed by our previously effective Capital Units Transfer System; and

•      starting July 1, 2008 and continuing through August 31, 2008, allow private transfers among family members to be made without charge to the transferring member.

Effects of the Rule 13e-3 Transaction

(see pages 34 through 44)

The Rule 13e-3 transaction is a going private transaction for Great Plains, meaning it will allow us to deregister with the SEC and our reporting obligations under federal securities laws will be suspended.  As a result of the Rule 13e-3 transaction, among other things:

•      the number of our Class A members of record will be reduced from approximately 510 to approximately 147, and the number of outstanding Class A member units will decrease approximately 45.9%, from 1,513 Class A member units to approximately 819 Class A member units;

•      in connection with the decrease in numbers of our Class A member units and Class A members, the number of our Class E member units will correspondingly increase from zero to approximately 694, to be held by approximately 363 Class E members of record;

•      as a group, the percentage beneficial ownership of and voting power over Class A member units by all managers and executive officers of Great Plains will increase by approximately 2.2%, from approximately 1.2% to approximately 3.4% after the Rule 13e-3 transaction, which is unlikely to have a practical effect on their collective ability to control the company, particularly in light of the low percentage they collectively control;

•      the affiliated and unaffiliated new Class E members will receive one Class E member unit for each Class A member unit held by them immediately prior to the effective time of the Rule 13e-3 transaction and will continue to have an equity interest in Great Plains and, therefore, will continue to share in our profits and losses and may be entitled to realize the same value per unit as the continuing Class A members in the event of any future sale of the company;

•      the new Class E members will receive no additional consideration for their Class A member units other than the Class E units received in the reclassification;

•      because of the reduction of our total number of Class A members of record to less than 300, we will be allowed to suspend our status as a reporting company with the SEC;

•      our currently outstanding Class B and Class C member units will continue to be outstanding, in the same numbers and proportions as prior to the Rule 13e-3 transaction;

•      once our SEC reporting obligations are suspended, our members will lose any benefits associated with holding Section 12 registered securities.  For example, our members will not have access to the information concerning the company required to be contained in the company’s periodic reports to the SEC, unless we voluntarily choose to distribute that type of information to members.  Further, we will not be subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Securities Exchange Act, and our officers will not be required to certify the accuracy of our financial statements under SEC rules;

•      the liquidity of our Class A member units will likely be reduced following the Rule 13e-3 transaction because of the reduction in the number of our Class A members of record;

•      the new Class E members will have no voting rights except to the extent required by South Dakota law, and will have no rights to nominate, elect or remove managers.  The loss of these rights may cause potential purchasers of Class E member units to value these units less than Class A member units;

•      there may be a decrease in the marketability of the Class A and Class C member units as a result of the fact that the Class A and Class C member units will be unregistered securities and, with respect to the Class A member units, the fact that they will be held by fewer holders of record than prior to the reclassification, which may cause a corresponding decrease in the value of the Class A and Class C member units;

•      the Class E member units may have a lower value than that of the Class A member units immediately prior to the Rule 13e-3 transaction because there will be fewer holders of record of the Class E member units than there were of the Class A member units prior to the Rule 13e-3 transaction, and the Class E member units will be unregistered securities; and

•      the annual compensation paid by us to our officers and managers will not increase as a result of the Rule 13e-3 transaction, nor will the Rule 13e-3 transaction result in any material alterations to any existing employment agreements with our officers or to our management agreement with POET™ Plant Management, LLC.

For a further description of how the Rule 13e-3 transaction will affect our unaffiliated members, including the different effects on the continuing Class A members and the new Class E members, please see “Special Factors—Effects of the Rule 13e-3 Transaction on the Members of Great Plains” on pages 38 through 44.

Possible Conflicts of Interest of Managers and Officers in the Rule 13e-3 Transaction

(see pages 44 and 45)

You should be aware that the managers and executive officers of Great Plains could be perceived as having interests in the Rule 13e-3 transaction that may present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the Rule 13e-3 transaction.

Other than Mark Miller, a member of our board of managers, we expect that all of the managers and executive officers of Great Plains who currently own Class A member units will own more than 2 Class A member units at the effective time of the Rule 13e-3 transaction, and will therefore continue to hold Class A member units if the Rule 13e-3 transaction is completed.

Because there will be fewer Class A member units following the Rule 13e-3 transaction, the managers and executive officers who will be continuing as Class A members will own a larger relative percentage of the Class A voting interest in the company.  Because the Class A members are entitled to elect 5 members of our 9-member board of managers, and the Class E members will not be entitled to vote or to separately appoint a board representative, each Class A member will have more voting control as a result of the transaction.

As of the date of this transaction statement, our managers and executive officers collectively beneficially held and had voting power over 36 Class A member units, which represents voting power of 1.2% of our member units.  Based upon our estimates, taking into account both the effect of the Rule 13e-3 transaction on our outstanding Class A member units as described above, and the reclassification of the 2 Class A member units held by our manager Mark Miller, the managers and executive officers will beneficially hold and have voting power over 3.4% of our Class A member units following the Rule 13e-3 transaction.  This represents a potential conflict of interest because the managers of Great Plains approved the proposed amendments to our Fifth Amended and Restated Operating Agreement contained in the proposed Sixth Amended and Restated Operating Agreement and the Rule 13e-3 transaction.  Despite this potential conflict of interest, the board believes the proposed Rule 13e-3 transaction is fair to our unaffiliated members for the reasons discussed in this transaction statement.

Financing of the Rule 13e-3 Transaction

(see page 45)

We estimate that the Rule 13e-3 transaction will cost approximately $125,000, consisting of professional fees and other expenses payable by or related to the Rule 13e-3 transaction.  See “Special Factors—Fees and Expenses” for a breakdown of the expenses associated with the Rule 13e-3 transaction.  We intend to pay the expenses of the Rule 13e-3 transaction with working capital.

Material Federal Income Tax Consequences of the Reclassification

(see page 46)

We believe that the reclassification, if approved and completed, should have the following federal income tax consequences:

•      the reclassification should result in no material federal income tax consequences to us;

•      those members continuing to hold Class A member units will not recognize any gain or loss in connection with the reclassification; and

•      those members receiving Class E member units for their Class A member units will not recognize any gain or loss in the reclassification, their adjusted tax basis in their Class E member units held immediately after the reclassification will equal their adjusted tax basis in their Class A member units held immediately before the reclassification, and their holding period in their Class E member units will include the holding period during which their Class A member units were held.

Because determining the tax consequences of the reclassification can be complicated, you should consult your own tax advisor to understand fully how the reclassification will affect you.

Voting Requirements

(see pages 47 and 48)

The board of managers of Great Plains has unanimously approved the reclassification and the proposed amendments to the Fifth Amended and Restated Operating Agreement.  You do not have the right to vote on the reclassification or the amendments, and Great Plains is not seeking a member vote on the reclassification or the amendments.

Appraisal Rights

(see page 48)

Under South Dakota law, you do not have appraisal rights in connection with the Rule 13e-3 transaction.  You may pursue all other available remedies under applicable law to the extent available in connection with the Rule 13e-3 transaction.

Provisions for Unaffiliated Members

(see pages 32 and 33)

Great Plains has not made any provisions in connection with the Rule 13e-3 transaction to grant unaffiliated members access to our corporate files or the files of the Class A members, or to obtain counsel or appraisal services for unaffiliated members at our expense or at the expense of the Class A members whose Class A member units will not be reclassified in connection with the transaction.

Terms of the Class E Member Units to be Received in the Reclassification

(see pages 54 through 57)

We are authorized to issue an unlimited number of member units in classes as created and designated by our board of managers.  As of the date of this transaction statement, the only authorized units of Great Plains that were outstanding were our Class A member units, Class B member units and Class C member units.  Although we have Class D member units authorized under our Fifth Amended and Restated Operating Agreement, no Class D member units are currently outstanding, we do not expect to issue any, and the Sixth Amended and Restated Operating Agreement will eliminate the provisions formerly relating to the Class D member units.

The proposed Sixth Amended and Restated Operating Agreement authorizes the issuance of Class E member units, with terms to include the following:

•      Voting Rights.  The Class E member units will not have any voting rights, unless a vote is required under South Dakota law.

•      Board Representation.  Class E members will not be entitled to nominate or elect any members of our board of managers, and will not have any rights to remove board members.

•      Transferability.   The Class E member units will not be subject to transfer restrictions imposed by the Sixth Amended and Restated Operating Agreement, except that the board of managers may disallow any transfers that would (a) result in more than 500 record holders of our Class E member units, or (b) result in the company being taxed as a corporation.

•      Corn Delivery Requirements.  Class E members will continue to be subject to the same corn delivery requirements as our Class A members.

•      Economic Rights of the Class E Members.  The rights of our Class A members and Class E members will be the same with respect to sharing in our profits and losses, receiving distributions of our assets when declared by our managers, and participating in the distribution of our assets if we dissolve.

For additional details on the terms of the Class A member units and the Class E member units, see “Description of Member Units.”

Questions about the Rule 13e-3 Transaction

If you have questions about the amendments to our Fifth Amended and Restated Operating Agreement or about the Rule 13e-3 transaction after reading this transaction statement, you should contact Steve Kary or Charlynn Hay at (605) 647-0040.

SPECIAL FACTORS

Overview of the Rule 13e-3 Transaction

This transaction statement is furnished to the members of Great Plains Ethanol, LLC, a South Dakota limited liability company, to inform our members that the board of managers of Great Plains has approved certain amendments to our Fifth Amended and Restated Operating Agreement, as amended to date, that will be contained in a Sixth Amended and Restated Operating Agreement.  When the Sixth Amended and Restated Operating Agreement is executed by Great Plains, the amendments will, among other things, result in a reclassification of our Class A member units held by members of record with 2 or fewer Class A member units immediately prior to the effective time of the reclassification.

If the amendments to our Fifth Amended and Restated Operating Agreement contained in the Sixth Amended and Restated Operating Agreement and the Rule 13e-3 transaction are effected as described below, Class A members of record with 2 or fewer Class A member units immediately prior to the reclassification will receive one Class E member unit for each of their Class A member units. Class A members of record with more than 2 Class A member units will remain as continuing Class A members.  We intend, immediately following the reclassification, to terminate the registration of our Class A member units with the SEC and suspend further reporting under the Securities Exchange Act.

If implemented by our board of managers, the Rule 13e-3 transaction will generally affect our Class A members as follows:

UNIT HOLDER POSITION PRIOR TO RULE 13E-3 TRANSACTION	EFFECT OF RULE 13E-3 TRANSACTION

Unit holders of record holding more than 2 Class A member units	Unit holder will continue to hold the same number of Class A member units held prior to the Rule 13e-3 transaction and will be Class A members under our Sixth Amended and Restated Operating Agreement.

Unit holders of record holding 2 or fewer Class A member units

Class A member units will be reclassified into Class E member units on the basis of one Class E member unit for each Class A member unit held by such members, immediately prior to the effective time of the Rule 13e-3 transaction, and will be Class E members under our Sixth Amended and Restated Operating Agreement.

Unit holders who transfer Class A member units into “street name,” so that their Class A member units are held through a nominee (such as a bank or broker)

The Rule 13e-3 transaction will be effected at the record unit holder level. Therefore, if Class A members transfer their Class A member units into brokerage accounts, then if that nominee holds more than 2 Class A member units of record, regardless of the number of beneficial holders or the number of Class A member units held by each beneficial holder, the Class A member units moved into “street name” accounts will not be reclassified, and the beneficial holders who transferred their Class A member units into that “street name” account will continue to hold the same Class A member units as before the Rule 13e-3 transaction. However, if a single brokerage account holds 2 or fewer class A member units, those Class A member units will be reclassified into Class E member units.

The effects of the Rule 13e-3 transaction on each group of unaffiliated members are described more fully below under “—Effects of the Rule 13e-3 Transaction on Class A Members of Great Plains,” and the effects on the company are described more fully below under “—Effects of the Rule 13e-3 Transaction on Great Plains; Plans or Proposals after the Rule 13e-3 Transaction.”

Background of the Rule 13e-3 Transaction

As an SEC reporting company, we are required to prepare and file with the SEC, among other items, the following:

•      Annual Reports on Form 10-K;

•      Quarterly Reports on Form 10-Q; and

•      Current Reports on Form 8-K.

The disclosures required by the above reports are expansive, and recent years have seen a trend toward heightened and ever-increasing public company disclosure requirements.  Although Great Plains is sensitive to the need to protect investors, and although Great Plains historically has been – and intends to remain – focused on providing investment information to its members, the inclusive and sweeping disclosure requirements imposed by the SEC have some residual but crucial negative effects on the company’s business interests.  In particular, Great Plains operates in a highly competitive industry, and business developments, transactions with suppliers and distributors, and the creation and implementation of new technologies can involve highly sensitive information that, if disclosed, could provide competitors with greater means to directly challenge our business operations and take market share, employees and customers away from us.  Our board of managers has repeatedly considered that terminating our public reporting obligations, which would allow us to better protect sensitive information from the public eye and the eyes of our business competitors, could be strategically advantageous.

In addition, our management and several of our employees expend considerable time and resources to prepare and file our public reports and we believe that energy could be beneficially diverted to other areas of our operations that would allow management and those employees to focus more of their attention on our business.  The costs associated with these reports and other filing obligations comprise a significant corporate overhead expense.  These costs include securities counsel fees, auditor fees, special board meeting fees, costs of printing and mailing documents and word processing and filing costs.  Our registration and reporting-related costs have been increasing over the years, and we believe they will increase significantly in 2008 and, if we remain public, in 2009, as a result of increased reporting requirements imposed by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act.  These rules require us to include in our Annual Report on Form 10-K our management’s report on, and assessment of, the effectiveness of our internal controls over financial reporting.  In addition, beginning with the fiscal year ending December 31, 2009, our independent auditors must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting and the effectiveness of those internal controls.  Our costs and expenses incurred in connection with SEC reporting for 2007 were approximately $225,000, and we estimate that these costs and expenses may increase by as much as $100,000 after 2009 as a result of the additional auditor attestations, which will be applicable to us following our December 31, 2009 fiscal year if we continue as a reporting company.

At the time of this transaction statement, there are 1,513 Class A member units issued and outstanding, held by approximately 510 current members of record.  Of our approximately 510 members of record, we believe approximately 363, or 71.2%, hold 2 or fewer Class A member units.  Our board of managers and management believe that the recurring expense and burden of our SEC reporting requirements described above are not cost efficient for Great Plains.  Becoming a non-SEC reporting company will allow us to avoid these costs and expenses.  In addition, once our SEC reporting obligations are suspended, we will not be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Securities Exchange Act, and our officers will not be required to certify the accuracy of our financial statements under SEC rules.

There can be many advantages to being a public company, including a possibly higher value for our Class A member units, a more active trading market and the enhanced ability of the company to raise capital or make acquisitions.  However, there is a limited market for our Class A member units and, in order to avoid being taxed as a corporation under the publicly traded partnership rules under Section 7704 of the Internal Revenue Code, our member units cannot be traded on an established securities market or be readily tradable in a secondary market, which means that there will continue to be a limited market for our member units.  We have therefore not been able to effectively take advantage of these benefits.  Based on the limited number of Class A member units available for trading and the trading restrictions we must observe under the Internal Revenue Code, we believe it is highly unlikely that our Class A member units would ever achieve an active and liquid market comprised of many buyers and sellers.  In addition, as a result of our limited trading market and our status as a limited liability company, we are unlikely to be well-positioned to use our public company status to raise capital in the future through sales of additional securities in a public offering or to acquire other business entities using our Class A member units as consideration.  Moreover, our limited trading market could make it difficult for our Class A members to liquidate a large number of Class A member units without negatively affecting the per-unit sale price.  The Rule 13e-3 transaction may provide some additional liquidity to our new Class E members by making those member units easier to transfer because the terms of the Sixth Amended and Restated Operating Agreement eliminates for the new Class E member units most of the restrictions as to transferability that will continue to apply to the Class A member units.  However, even with the removal of these restrictions, we believe there will continue to be a limited market for the Class E members units because of federal securities law restrictions on sale and our desire to avoid being taxed as a corporation under applicable Internal Revenue Service rules as described above.

Therefore, our board of managers and management have concluded that the benefits of being an SEC reporting company are substantially outweighed by the disclosure concerns, the burden on management and our employees and the expenses related to the SEC reporting obligations.  The board considered that many of the factors arguing in favor of de-registration, including addressing confidentiality and competition concerns, eliminating costs associated with registration and allowing management and our employees to focus on core business initiatives, had been in existence for some time, and felt that the increasingly stringent regulation brought on by the Sarbanes-Oxley Act would only make these factors more compelling as time went on.  In addition, the disclosure of potentially sensitive business information resulting from SEC reporting requirements, which had long been a concern for the company, had recently become even more persuasive in light of the deregistration of several other ethanol-producing companies.  As a result of the confluence of these factors, the board determined at that time that it would be beneficial to consider the pursuit of such a transaction.  Please refer to “—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction” for a further discussion of the reasons supporting the Rule 13e-3 transaction. As a result of the board’s conclusions, our management decided to explore the possibility of reducing our number of record Class A members to below 300 in order to suspend our periodic reporting obligations to the SEC.

In June of 2004, management began to evaluate generally the advantages and disadvantages of a going private transaction.  At that time, management evaluated the potential advantages of going private, including the cost and labor savings discussed above in addition to the significant fact that private company status would better position the company to maintain the confidentiality of its production processes as a result of the lighter disclosure standards applicable to private companies.  Management weighed these potential advantages against factors such as restricted tradability.  In addition, management noted that the holders of the registered Class A units were subject to a corn delivery requirement (meaning these holders were required to make minimum in-kind distributions of corn to the company in order to assist with the company’s production processes), so eliminating Class A interests may have the negative effect of reducing the company’s access to resources necessary for production.  Management at this time focused on the methods of effecting a deregistration through a reclassification transaction, noting that such a transaction would enable Great Plains to undertake a deregistration without having to expend significant company resources to cash out members while at the same time allowing all members to maintain their equity interests.  At the end of this meeting, the board determined to obtain legal counsel to advise the company on a deregistration and to solicit feedback on a deregistration from members.  However, no formal transaction was approved at that time.

Management did not immediately engage in further substantive activities concerning a possible going private transaction, but at the regular board of managers’ meetings held in August 2006, November 2006, February 2007, May 2007 and November 2007, the board continued to discuss the potential undertaking of a going private transaction, and management continued to provide regular reports on the results of other ethanol plants proceeding through the deregistration process.  At these meetings, it was generally determined that a transaction should be delayed until more research on the process was conducted.  Our management determined that they wanted to observe and better understand the terms of the reclassification transactions then pending with the SEC and further review and compile information concerning the terms of these transactions.

At the board meeting held on February 19, 2008, the board again considered a deregistration transaction in detail.  At this meeting, our board of managers considered in particular the following factors:

•      our board was aware that, as a reporting company, we are required to disclose information to the public, including to actual and potential competitors, that may be helpful to these competitors in taking market share, employees and customers away from us, and the trend in SEC oversight of public companies was expected to continue in favor of increasing disclosure requirements;

•      given the company’s limited personnel resources, management anticipated that the time required to assist management in documenting and testing the internal control structure as required by the Sarbanes-Oxley Act would pose a significant strain on our existing staff and may require the hiring of additional employees;

•      management expected future costs of up to $225,000 in 2009 relating to securities law compliance, including compliance with the Sarbanes-Oxley Act, and these costs may increase to as much as $325,000 when we become subject to auditor attestation requirements at the end of our 2009 fiscal year;

•      the voting history of our Class A shares has been extremely quiet, with many members not participating in the election of managers;

•      our trading activity is very limited, with annual volume exceeding over one percent (1%) in only one year since 2003;

•      our board was aware of other ethanol companies that had completed or that were in the process of completing transactions that would allow them to deregister their securities or suspend their obligations to file reports with the SEC;

•      like many other ethanol producers, many of our members are members of the local community, which the board believes has contributed to our success; and

•      because our cash resources to effect a transaction are limited and because the board believes many of our members feel strongly about retaining their equity interest in our company, the prospect of effecting a going private transaction by reclassifying some of our Class A member units represents an attractive option.

The board began to discuss the particulars of a reclassification at this time, generally considering what features, such as economic rights, voting rights and transferability features, would apply to a new set of reclassified units.  The board evaluated at this time whether Class A member units should be reclassified into an existing class of member units, in particular Class C member units, but did not further evaluate the specific terms of a reclassification.  At the end of this meeting, the board determined to continue to conduct further analysis and to look into obtaining counsel with expertise in deregistration through reclassification, noting that the complexities of such a transaction and the expected extensive SEC disclosure and review process weighed strongly in favor of retaining special counsel.  To that end, our management contacted Barack Ferrazzano Kirschbaum & Nagelberg LLP in February of 2008 to discuss a possible transaction.

At the regular quarterly meeting of our board held on April 11, 2008, our board discussed a possible going private transaction, with the participation of a representative from Barack Ferrazzano. The board updated counsel on the process of considering a transaction to date, and reviewed the classes of its existing membership units.  Barack Ferrazzano then discussed the timeline of completing a going private transaction, which was primarily impacted by two factors:

(1)   due consideration and approval by the board of managers, a process that counsel noted had already significantly progressed as a result of continued consideration over a multi-year period, and

(2)   preparation and filing of required documentation, consisting of both an amended and restated operating agreement reflecting the reclassification and the required SEC filings, including this Schedule 13E-3 transaction statement.

The board discussed at this time whether to put a proposed going private transaction to a member vote, noting that members had vested the board of managers with full authority to amend the operating agreement and create new classes of units, and determined to revisit this matter after further consideration by and discussion with counsel.

Following this discussion, the board authorized management to continue its investigation and evaluation of a proposed going private transaction, and approved the engagement of Barack Ferrazzano to assist with the transaction.

At a regular meeting of our board held on May 20, 2008, which was attended by representatives from Barack Ferrazzano and Woods, Fuller, Shultz & Smith PC, the company’s South Dakota and regular securities counsel, management led a discussion with the board on the business considerations for engaging in a going private transaction, highlighting some of the advantages, disadvantages, and issues raised in a going private transaction.  In addition to recapping some of the advantages of, and business purposes for, a going private transaction that are listed above, management discussed with the board the following advantages of going private:

•      the reduced disclosure obligations, which would enable the company better to protect sensitive business operations from its competitors and maintain the confidentiality of licensed technologies;

•      the elimination of the administrative burden and expense of making periodic reports apart from compliance with the requirements of the Sarbanes-Oxley Act;

•      the possible reduction of potential legal liability based on compliance with the Sarbanes-Oxley Act and other federal securities laws;

•      the potential increased flexibility for management to consider and initiate actions as a non-SEC reporting company that may produce long-term benefits and growth; and

•      more time for management to focus on the company’s core business.

Some of the disadvantages of a going private transaction that were considered during the discussion with the board included:

•      reduced access by members to the company’s financial information once we are no longer an SEC reporting company;

•      the possibility that our unit price could go down as a result of the company no longer being a public company or as a result of the differing terms among our reclassified units, if that alternative was chosen;

•      a potential decrease in the liquidity of our member units;

•      the company’s potential costs, in terms of time and dollars, in connection with accomplishing the going private filings;

•      the possibility that future business partners, if any, might require more information from us before entering into a business relationship due to the lack of publicly available information; and

•      the possibility that we could have a lower public profile in our community, which may be a negative factor with some of our members.

The board discussed the future costs and expenses that might be incurred by the company in connection with complying with the requirements of the Sarbanes-Oxley Act as estimated by management and the time that might be allotted for management and other employees in connection with compliance.  The costs discussed included estimated fees and expenses of our independent auditors and our counsel and the soft costs that we incur in connection with our SEC reporting obligations, including the salary and benefits of staff who focus on SEC reporting and Section 404 testing issues, and the increased risk of liability to members of management and the board.

Also at the meeting, a representative of Barack Ferrazzano advised the board on the methods for proceeding with a going private transaction.  Barack Ferrazzano reviewed alternative methods of effecting the transaction with the board and informed the board of the potential advantages of the use of a reclassification of Class A member units as a method to achieve the board’s goals of avoiding the cost and possible negative member reaction of cashing out members.  At this time, the board again considered reclassifying the Class A member units into the already-authorized Class C member units, which had approximately 150 record holders.  Although the board had confirmed a determination that the features of the Class C member units are materially different from the features of the Class A member units – a determination necessary for the reclassification to be effective – the board was concerned that reclassifying Class A member units into Class C member units would, when taking into account the already-existing Class C members, result in too many Class C members of record to assure that the company’s reporting obligations would remain suspended.  The reason for this was that the Class C units had previously been included on a registration statement, and therefore under the requirements of Section 12 of the Securities Exchange Act, if the number of Class C members of record exceeds 300 at the end of any fiscal year, we would again be required to file reports with the SEC with respect to our Class C member units.  Therefore, as a part of this discussion, Barack Ferrazzano discussed with the board some of the possible terms of a new class of member units, including limited voting rights, removal of transfer restrictions and preferences on dividends and distributions.  For a discussion of the alternatives considered, see “—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction” below.

At this time, representatives of Barack Ferrazzano and Woods Fuller also discussed with the board various other corporate and securities law matters applicable to the transaction, including the possible creation of an independent special committee of the board of managers comprised of independent members of the board to review and evaluate the proposed transaction on behalf of our members, and the advantages and disadvantages of soliciting a member vote, not otherwise required, on the reclassification transaction.

Following this discussion, the board determined not to form an independent special committee to evaluate the proposed transaction.  In making this determination, the board took into consideration the fact that seven of the nine members of our board currently own Class A member units, and, after a going private transaction, six of these seven members would continue to own Class A member units.  As a result, the board determined that a majority of its members shared a similar interest in a going private transaction and the formation of a special committee would not add any significant protection for our unaffiliated members.  See “—Effects of the Rule 13e-3 Transaction on Great Plains; Plans or Proposals After the Rule 13e-3 Transaction—Effect on our Managers and Executive Officers” for a further discussion of the effects of the Rule 13e-3 Transaction on the Class A member unit ownership of our managers and executive officers.

Following the presentations by management and counsel, and after considerable discussion of the issues, the board decided to give further consideration to the transaction and the specific terms of the units that would be created if the company decided to proceed with the transaction.  The board also decided to continue to consider whether members should be given a special right to vote on the reclassification

On June 6, 2008, the board met again to discuss the proposed reclassification with a representative of Woods Fuller and a representative of Barack Ferrazzano present via telephone.  The board considered further the matter of seeking member approval for the going private transaction, weighing factors such as the fact that neither South Dakota law nor the company’s operating agreement require approval and the fact that voter turnout in past solicitations had been minimal, against factors such as the members’ ability to have a voice in what they may perceive to be a significant transaction.  Management ultimately decided that because the members had previously vested in the board full authority to amend the company’s operating agreement and to create new classes of interests, a vote would not be solicited.  The board then discussed the specifics of a reclassification transaction, including the terms that would be associated with the newly created class of membership interests.  After lengthy discussion, including a revisitation of the steps that the board had taken to date in considering a going private transaction, the board determined that it would be in the company’s and its members’ best interests to suspend its registration obligations with the SEC.  The board directed management to proceed with a going private transaction that would result in the termination of its registration with the SEC and the suspension of the company’s reporting requirements under federal securities laws.  In making this determination, the board focused on factors such as the current member base, the protection of sensitive information from disclosure, the low trading volume of the company’s Class A member units, the administrative burden and expense of making periodic filings with the SEC, and the fact that operating as a non-reporting company would enable management to better focus on long-term benefits over short-term results with more time to focus on the company’s business.  The board also considered possible negative factors including the cost and expense to the company of the going private transaction, the elimination of available public information and the possible decrease in price and liquidity of the member units.  Although alternative transaction structures were again discussed, the board determined that management should focus its consideration on effecting the going private transaction through a reclassification of our Class A member units held by Class A members of record with 2 or fewer Class A member units held immediately prior to the effective time of the reclassification, resulting in a reduction in the record Class A members to below 300.

The board selected the 2-or-fewer Class A member unit cutoff because it was the lowest threshold that would allow the company to accomplish the objective of reducing its number of Class A members to below 300 while also maintaining the number of Class E members below 500, so as to avoid having to register the Class E member units with the SEC.

The board determined that the Rule 13e-3 transaction was fair to our unaffiliated members, and specifically with respect to the unaffiliated members receiving Class E member units in the Rule 13e-3 transaction.  In making this determination, the board did not utilize the following procedural safeguards:

•      the Rule 13e-3 transaction was not structured to require approval by members; and

•      the board of managers did not retain any unaffiliated representative to act solely on behalf of members who are not officers or managers of the company for purposes of negotiating the terms of the Rule 13e-3 transaction or to prepare a report regarding the fairness of the transaction.

In approving the Rule 13e-3 transaction, the board took into consideration the fact that, because members would be aware of the 2 Class A member unit cutoff for participating in the reclassification, members holding 2 or fewer Class A member units who would prefer to continue holding Class A member units, despite the board’s recommendation of the transaction, could elect to do so by acquiring sufficient Class A member units or consolidating ownership so that they would hold more than 2 Class A member units in their own name prior to the reclassification, or by transferring their Class A member units to a brokerage account or to another nominee so that they are held in “street name.”  This would allow a small member to have some control over the decision as to whether to remain a Class A member after the reclassification is effected, or to exchange its Class A member units for Class E member units.  The board felt that this flexibility helped to balance the interests of our members.

On June 17, 2008, the board met again to consider the proposed terms of the Class E member units.  Representatives of Barack Ferrazzano and Woods Fuller were again present by telephone.  In structuring the terms of the Class E member units, the board first reiterated that to establish a new class of member units that would allow the company to suspend its reporting obligations under the Securities Exchange Act, the Class E member units could not be substantially similar in character to our Class A member units.  The board also sought to structure the Class E member units so that their terms were fair to all of our members, including those receiving Class E member units and those retaining Class A member units. The board chose to differentiate the board representation, voting rights and the transferability rights of the Class A member units and Class E member units because these rights are typically among the principal features that characterize a class of securities.  With respect to voting, the board chose to make the Class E member units non-voting, except to the extent that any vote may be required under South Dakota law.  The board decided to eliminate the voting rights because the Class A members that will have their member units reclassified in the transaction represent a minority interest and, individually, do not have sufficient ownership to control or substantially influence any member vote.  To distinguish the board representation rights, the board chose to provide that holders of Class E member units would not be entitled to nominate, elect or remove managers.  The board’s decision to limit the board representation rights of the Class E member units was made in light of the fact that currently the members receiving the Class E member units do not hold in the aggregate a sufficient number of Class A member units individually to control the election of any board member, and further in light of the fact that the Class E interests would be adequately protected by our board, which as a group acts on behalf of the company as a whole.

To balance the limited representation and voting rights of the Class E member units, which were perceived by the board as negative features, the board chose to relax the transferability restrictions on the Class E member units as compared to those in place for the Class A member units.   Under the terms of the Class E member units, the transfer generally does not require the consent of the board.  The board must consent to most transfers of Class A member units, and transfers may require payment of a transfer fee to the company.

The board believed that the Class E member units should be structured so that the holders of the Class E member units continue to participate in the future growth and earnings of the company with the holders of the Class A member units, without preference over the Class A member units, including any value to be received upon a change in control of the company.

The board determined that the Class E member units should continue to have a corn delivery requirement, pursuant to which persons receiving Class E member units in the reclassification or subsequently would be required to continue their obligation to deliver corn to the company.  The board reasoned that access to this resource was an important benefit to the company, and that it would be a significant detriment to the company, resulting in the loss of as many as 1,275,000 bushels of corn delivered annually, if reclassified Class A members were no longer required to supply corn.

After discussing the terms of the new Class E member units, the board unanimously approved the terms of the Class E member units as outlined above.

At the June 17 meeting, the board also determined to implement changes to our Capital Units Transfer System, moving to a quarterly-based system starting on July 1, 2008, without blackout periods that would formerly have prevented members from seeking trades and transfers in July and August. This change will allow the members to seek trades continuously through the deregistration announcement date through the September 30, 2008 quarter end, as opposed to not being able to act at all in July and August.  In addition, processing trades on a quarterly basis, as opposed to a trimester basis, means that trades and transfers may be requested through September 30, 2008 and, with the exception of trades effected in connection with units posted for sale on the qualified matching service after August 16, 2008, would be processed on October 1, 2008, giving members additional time to purchase or sell member units before the Rule 13e-3 transaction becomes effective.  Under our former trimester trading system, any trades or transfers requested after September 1, 2008 would not have been acted on by the board of managers until January 1, 2009, and therefore would be able to be processed only after the reclassification had taken effect.  The board enacted these changes in order to allow impacted members to purchase or sell Class A units in such a way that they may have some control over how they will be treated in the transaction.  In the interest of providing further flexibility to members who may wish to consolidate or divide their Class A member units in order to either retain Class A member units or receive new Class E member units, the board also determined that it would allow members to effect private transfers among family members without incurring the $50 per transferee charge between July 1, 2008 and August 31, 2008.  In order to provide Class A members with time to take advantage of these changes, the company entered into the necessary amendments to our Fifth Amended and Restated Operating Agreement on June 20, effectuated and published the changes to the Capital Units Transfer System, and announced these amendments at the annual meeting of members held on June 24, 2008.  In order to allow our members the full use of the third quarter in which to make trades, the board determined that it would not, in any event, complete the Rule 13e-3 transaction prior to the quarterly trade processing date of October 1, 2008.

To further ensure that the company can maintain the number of Class E members below 500 or any future applicable threshold under the Securities Exchange Act, the board determined to add a provision to our proposed Sixth Amended and Restated Operating Agreement restricting any transfer of our Class E member units that would result in there being more than 500 Class E member units.  In addition, the board decided to add a similar provision to our proposed Sixth Amended and Restated Operating Agreement restricting any transfer of our Class A member units or our Class C member units that would result in there being more than 300 Class A member units or Class C member units, respectively.

In approving the transaction at the June 6 meeting and the terms of the Class E member units on June 17, the board contemplated that it would subsequently be provided with a Sixth Amended and Restated Operating Agreement incorporating the proposed terms of the Class E units.  In the first week of July, 2008, our board was provided with a draft of the proposed Sixth Amended and Restated Operating Agreement to review and consider.  That draft provided for the reclassification of the Class A member units into new Class E member units, which would have the features described above.  On July 8, 2008, our board again met to consider the Sixth Amended and Restated Operating Agreement.  Representatives of Woods Fuller and Barack Ferrazzano were present at that meeting.  During the meeting, our board discussed with Woods Fuller and Barack Ferrazzano the terms of the Sixth Amended and Restated Operating Agreement that had been provided to the board the previous week.  The board reviewed the changes in detail with counsel, and focused extensively on the amendments creating the Class E member units and documenting the rights and limitations associated with the Class E member units.  After discussion and input from counsel, our board unanimously approved the Sixth Amended and Restated Operating Agreement, with the Sixth Amended and Restated Operating Agreement to be made effective following the completion of all necessarily procedural requirements, including the completion of this Schedule 13e-3 transaction statement and the distribution of this Schedule 13e-3 transaction statement to our members.  See “The Sixth Amended and Restated Operating Agreement—Description of Proposed Other Changes in the Sixth Amended and Restated Operating Agreement” for a description of the changes to our Fifth Amended and Restated Operating Agreement made in the Sixth Amended and Restated Operating Agreement.

Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction

Great Plains’s Reasons for the Rule 13e-3 Transaction

Great Plains is undertaking the Rule 13e-3 transaction at this time to end our SEC reporting obligations, which will enable us to protect our business interests while saving the company and our members the substantial costs associated with being a reporting company.   The specific factors considered in electing at this time to undertake the Rule 13e-3 transaction and become a non-SEC reporting company are as follows:

•      As an SEC reporting company, we are required to disclose information to the public that may be helpful to actual and potential competitors in challenging our business operations.  Some of this information concerns the development of new technology, product research and development, known market trends and contingencies that may impact our operating results.  These competitors and potential competitors can use that information against us in an effort to take market share, employees and customers away from us.  Terminating our reporting obligation will help to protect that sensitive information from required or inadvertent disclosure.

•      Along with our broad concerns regarding the protection of competitive information, our board and management have noted that the public disclosure requirements to which we are subject as a public company are at odds with our need to keep confidential the information relating to the proprietary technology and patents that are owned, developed, or obtained by POET™ Research and licensed to us for use in the ethanol and co-product production processes (see “Certain Relationships and Related Transactions”).  POET™ Research is not a public company, and also licenses its technology and patents to other affiliated entities that we work in concert with, and our disclosure obligations may negatively impact POET™ Research’s and our ability to protect the confidentiality of this proprietary intellectual property.

•      We estimate that we will be able to reallocate resources and eliminate costs and avoid anticipated future costs of approximately $225,000 in 2009, by eliminating the requirement to make periodic reports and reducing the expenses of communications with our members, and these costs may increase to as much as $325,000 when we become subject to auditor attestation requirements at the end of our 2009 fiscal year.  These expenses for 2009 are expected to include legal expenses ($50,000), audit expenses ($55,000), and expenses for testing control internal audits ($60,000).  The expenses starting in 2010 are expected to be comparable, except that our internal and independent audit expenses may increase by as much as an additional $100,000 when we become subject to auditor attestation requirements at the end of our 2009 fiscal year.  We will also realize cost savings by avoiding the need to add additional staff and from reduced staff and management time ($60,000) spent on reporting and securities law compliance matters.  These amounts are estimates only, and the actual amount of savings may vary significantly from these estimates. However, our actual expenses in 2007 exceeded $225,000, and we expect these numbers to increase over time as a result of the increasingly stringent audit requirements.

•      We believe that, as a result of the recent disclosure and procedural requirements resulting from the Sarbanes-Oxley Act, and specifically in connection with the SEC rules adopted pursuant to Section 404 of the Sarbanes-Oxley Act, which we became subject to beginning with the 2007 fiscal year and which we expect to be fully applicable to Great Plains by the end of the 2009 fiscal year, the legal, accounting and administrative expense, and diversion of our board of managers, management and staff necessary to continue as an SEC reporting company will remain significant as regulations implementing the act continue to be issued, without a commensurate benefit to our members.  We expect to continue to provide our members with company financial information on an annual basis, and will comply with any disclosure requirements imposed by South Dakota law, but these reports and disclosures will not be required to comply with many of the information requirements applicable to SEC periodic reports.  Therefore, we anticipate that the costs associated with these reports will be substantially less than the costs we currently incur and would otherwise incur in the future in connection with our periodic filings with the SEC.

•      In our board of managers’ judgment, little or no justification exists for the continuing direct and indirect financial and other costs of registration with the SEC given:  that disclosure requirements and compliance costs have increased as a result of heightened governmental oversight; the low trading volume in our Class A member units; that at the time our board approved the Rule 13e-3 transaction, approximately 363 of our Class A members held 2 or fewer Class A member units; and that our earnings and borrowing availability are sufficient to support growth and we therefore do not depend on raising capital in the public market, and do not expect to need to do so in the near future.  If it becomes necessary to raise additional capital, we believe that there are adequate sources of capital available, whether through further borrowing or through private or institutional sales of equity or debt securities.  We recognize, however, that there can be no assurance that we will be able to raise additional capital when required or that the cost of additional capital will be attractive.

•      Because of our desire to avoid being taxed as a corporation under the publicly traded partnership rules under Section 7704 of the Internal Revenue Code, our Class A member units are not listed on an exchange and historically have been very thinly traded.  For example, total trading volume of our Class A member units was 15 units in 2007, 22 units in 2006 and 4 units in 2005.  Although trading of our Class A member units is facilitated through our Capital Units Transfer System, we do not enjoy sufficient market liquidity to enable our Class A members to trade their units very easily.  In addition, our Class A member units are subject to transferability restrictions, requiring the consent of our managers in most instances.  As a result, we do not believe that registration of our Class A member units under the Securities Exchange Act has benefited our Class A members in proportion to the costs we have incurred and expect to incur in the future.  Unlike the Class A member units, the proposed Class E member units will not require board consent for transfer.  This should make transferring the Class E member units easier for the Class E members.  Our board of managers is aware that the Rule 13e-3 transaction will result in greater transfer restrictions on our Class A member units under applicable securities laws because these Class A member units will no longer be registered.

•      Operating as a non-SEC reporting company will reduce the burden on our management and employees that arises from the increasingly stringent SEC reporting requirements, thus allowing management and our employees to focus more of their attention on our business.

•      Operating as a non-SEC reporting company may eliminate the pressure and expectation to produce short-term per-unit earnings and may increase management’s flexibility to consider and initiate actions that may produce long-term benefits and growth, which is particularly important given the increasingly competitive environment for quality personnel in the ethanol industry.

•      A number of other ethanol-producing companies have recently completed or are in the process of completing going private transactions, which means that they are not or will not be not required to disclose potentially sensitive information, are able to realize the cost benefits associated with going private, may be better able to attract management personnel because of the elimination of the pressures associated with public reporting, and may be better able to realize the additional benefits described above, which could put these actual and potential competitors at a competitive advantage if we remain a reporting company while other ethanol plants reap the benefits of going private.

•      The Rule 13e-3 transaction proposal allows us to discontinue our reporting obligations with the SEC, but still allows those members receiving Class E member units to retain an equity interest in Great Plains.  Thus, our Class E members will continue to share in our profits and losses and distributions.

•      Completing the Rule 13e-3 transaction at this time will allow us to begin to protect our business information and operations and to realize cost savings, and will allow our management and employees to redirect their focus to our business at the earliest possible date.

We considered that some members may prefer to continue as members of an SEC reporting company, which is a factor weighing against the Rule 13e-3 transaction.  However, we believe that the disadvantages of remaining a public company subject to the registration and reporting requirements of the SEC outweigh any advantages.  We have no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using our member units as the consideration for an acquisition.  Accordingly, we are not likely to make use of any advantage that our status as an SEC reporting company may offer.

The board realized that many of the benefits of a deregistration transaction, such as minimizing sensitive disclosure, eliminating costs associated with SEC reporting obligations and allowing management and our employees to focus on core business initiatives, have been in existence for some time.  However, it was not until the board felt the impact over time of the increasingly stringent regulation brought on by the Sarbanes-Oxley Act, which includes heightened public disclosure as well as associated costs, that it began seriously to consider a strategic transaction that would result in the deregistration of our Class A member units.  Moreover, the board believes that the costs, both in terms of time and money spent in connection with SEC reporting obligations, will increase in 2008 and going forward, as the company continues to implement the SEC rules adopted pursuant to Section 404 of the Sarbanes-Oxley Act, following the recent extension by the SEC of the compliance deadlines, which will become fully effective for Great Plains, unless further extended, at the end of our 2009 fiscal year.   Finally, our board of managers, in evaluating the potential utility of a going private transaction, also wanted to review the relative success of the reclassification transactions recently undergone by similarly situated companies in the ethanol business before proceeding with a transaction, so that we could complete a transaction as efficiently as possible.  With a number of companies recently completing the process, the board felt at this time that it could comfortably move forward.  See “—Background of the Rule 13e-3 Transaction.”

Other than the decreased disclosure obligations and related cost savings and other benefits associated with becoming a non-SEC reporting company, as outlined above and as described in the discussion under “—Purpose and Structure of the Rule 13e-3 Transaction,” we do not have any other purpose for engaging in the Rule 13e-3 transaction at this particular time.

In view of the wide variety of factors considered in connection with its evaluation of the Rule 13e-3 transaction, our board of managers did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations.

The Rule 13e-3 transaction, if completed, will have different effects on the new Class E members and the continuing Class A members.  You should read the discussions under “—Great Plains’s Position as to the Fairness of the Rule 13e-3 Transaction” and “—Effects of the Rule 13e-3 Transaction on Class A Members of Great Plains” for more information regarding these effects of the Rule 13e-3 transaction.

We considered various alternative transactions to accomplish the proposed transaction, but ultimately elected to proceed with the reclassification.  The following were the alternative transactions considered, but rejected:

•      Tender Offer to all Unaffiliated Members.  Our board of managers determined that we do not have the funds to effect a tender offer and would have to incur unacceptably high amounts of debt, if available, in order to effect this transaction.  In addition, there might not be a sufficient number of Class A members of record tendering their Class A member units to reduce the number of Class A members of record below 300, resulting in the requirement of a second-step merger.  In addition, eliminating a number of Class A members outright would result in decreased corn deliveries, as discussed above.  Our board of managers did consider, however, that a tender offer might provide our members with liquidity for their units.

•      Open Market Class A Member Unit Repurchase.  The board considered announcing a buy-back plan and purchasing additional Class A member units on the open market.  Although the transactional expenses associated with this repurchase plan would be low, it might not result in the desired reduction of Class A members of record and would have the same negative effect on corn deliveries as described above.  The board determined that an open-market repurchase program would deplete our working capital and possibly fail to adequately reduce the number of Cass A members of record.

•      Cash-Out Merger.  The board considered the reorganization of the company through a merger with a new entity formed solely to effect the reorganization.  In a cash-out merger, members owning 2 or fewer Class A member units of Great Plains would have received cash equal to the fair value of their Class A member units in exchange for their member units, and all other Class A member units would have remained outstanding.  Similar to its analysis regarding a tender offer, our board determined that we do not have the funds to effect a cash-out merger and that eliminating member interests was generally undesirable from a strategic standpoint.  In making this determination, the board did not make a determination of the fair value of our member units.  Additionally, the receipt of cash in exchange for Class A member units generally would be a taxable event for those Class A members receiving cash.  In addition to these factors, the board determined that a cash-out merger was not a preferable option because it did not offer any advantages over the reclassification, but would have required the formation of a new entity, more documentation than the reclassification, including a detailed plan of the merger and a substantial increase in the cost of the transaction associated with the purchase of outstanding Class A member units.  Our board of managers did consider, however, that a cash-out merger might provide our members with liquidity for their member units.

•      Maintaining the Status Quo.  The board considered maintaining the status quo.  In that case, we would continue to incur the significant expenses, as outlined above, of being an SEC reporting company without the expected commensurate benefits.  Thus, the board considered maintaining the status quo not to be in our best interests or the best interests of our unaffiliated members and rejected this alternative.

•      Expense Reductions in Other Areas.  Although the board considered that we might be able to offset the expenses relating to SEC registration by reducing expenses in other areas, we have not pursued such an alternative because there are no areas in which we could achieve comparable savings without adversely affecting a vital part of our business and impeding our opportunity to grow.  We believe that the expense savings a reclassification would enable us to accomplish will not adversely affect our ability to execute our business plan, but will instead position us to execute it more efficiently.  Moreover, our goal in proceeding with a reclassification is not only to reduce costs, but to better protect our business and operational information.  For those reasons, we did not analyze the cost reductions in other areas as an alternative to the reclassification.

See “—Purpose and Structure of the Rule 13e-3 Transaction” for further information as to why this reclassification structure was chosen.

Great Plains’s Position as to the Fairness of the Rule 13e-3 Transaction

Based on a careful review of the facts and circumstances relating to the Rule 13e-3 transaction, our board of managers believes that the Sixth Amended and Restated Operating Agreement and the terms and provisions of the Rule 13e-3 transaction are substantively and procedurally fair to our unaffiliated members.  Our board of managers unanimously approved the Rule 13e-3 transaction and the Sixth Amended and Restated Operating Agreement.

In concluding that the terms and conditions of the Rule 13e-3 transaction are substantively and procedurally fair to our unaffiliated members, our board of managers considered a number of factors.  In its consideration of both the procedural and substantive fairness of the transaction, the board considered the potential effect of the transaction as it relates to all members generally, to new Class E members and to continuing Class A members.  Because the transaction will affect Class A members differently only to the extent that some will receive Class E member units in the Rule 13e-3 transaction and some will retain their Class A member units, these are the only groups of members with respect to which the board considered the relative fairness and the potential effects of the Rule 13e-3 transaction.  See “—Effects of the Rule 13e-3 Transaction on Class A Members of Great Plains.”

Substantive Fairness

Our board considered numerous factors, discussed below, in reaching its conclusion that the Rule 13e-3 transaction is substantively fair to our members, including unaffiliated members who will receive

Class E units in the reclassification and our unaffiliated members who will retain Class A units.  In determining the fairness of the transaction, our board also determined that the conversion threshold of 2 Class E units and the rate of exchange of one Class E unit for one Class A unit is substantively fair.  In reaching these conclusions, the board considered the following effects on these constituencies.

The factors that our board of managers considered positive for all unaffiliated members, including both those that are continuing Class A members and new Class E members, included the following:

•      All members will continue to hold an equity interest in Great Plains and will continue to have the opportunity to participate in the company’s future growth and earnings, including any premium obtained upon any future sale or change in control of the company.  Our board viewed this factor as supporting its determination of fairness because no members will be forced to involuntarily liquidate their equity interest in the company.

•      As continuing equity owners of the company, all members will realize the potential benefits of the reduced expenses as a result of no longer needing to comply with SEC reporting requirements.  Costs savings are expected to increase on an annual basis, and can therefore be expected to increase the value of all classes of our units, including our Class A and Class E member units, annually in the future.

•      Our Class A members of record who prefer to remain as Class A members of Great Plains, despite the board’s recommendation, may elect to do so by acquiring sufficient Class A member units so that they hold more than 2 Class A member units in their own names immediately prior to the Rule 13e-3 transaction, by combining ownership of their Class A member units with those owned by family members or other members into one record account (for example, a family company or trust) or by transferring their Class A member units into a brokerage or nominee account so that they are held in “street name” in an account holding more than 2 Class A member units.  The limited market for our member units may make acquiring sufficient Class A member units difficult and there may be costs to members, beyond the purchase price of such Class A member units, and tax effects associated with the acquisition.  However, we believe that acquiring additional Class A member units is an option available to our members and our members may weigh the costs and benefits of implementing an acquisition of additional Class A member units. We have implemented changes to our Capital Units Transfer System, moving to a quarterly-based system starting on July 1, 2008 and eliminating formerly-imposed black-out periods that would have been in effect in July and August. This will allow the members to request trades and transfers continuously through the deregistration announcement date to the deregistration effective date, as opposed to not being able to make such requests at all in July and August, and also means that, with the exception of trades effected in connection with units posted for sale on the qualified matching service after August 16, 2008, transfers and trades requested through September 30, 2008 will, if approved, be processed on October 1, 2008 and accordingly will be permitted to take effect prior to the expected completion of the reclassification.  Trimester trading would not have allowed any trades in September to be processed until January 1, 2009, and therefore these changes to our Capital Units Transfer System will allow impacted members to purchase or sell Class A units with more flexibility.  In addition, through August 31, 2008, our Class A members will be able to effectuate private transfers with family members without incurring our standard $50 charge per transferee.

•      Record holders owning more than 2 Class A member units who wish to receive Class E member units for their Class A member units may reduce their record ownership of Class A member units to 2 or fewer Class A units by selling or gifting some of their Class A member units or transferring to a separate record account some of their Class A member units.  The limited market for our member units may make the sale of sufficient Class A member units difficult and there may be some costs and tax effects associated with the sale.  However, we believe that selling Class A member units is an option available to our members and our members may weigh the costs and benefits of implementing a sale of some of their Class A member units.  As stated above, we have implemented changes to our Capital Units Transfer System that will allow trades to be sought throughout July and August and that will allow for trades and transfers requested through September 30, 2008, other than trades effected in connection with units posted for sale on the qualified matching service after August 16, 2008, to be processed on October 1, 2008, prior to the effectiveness of the reclassification transaction.  Additionally, by allowing cost-free trades among family members, as described above, we have provided our Class A members with greater flexibility to divide their interests.

•      Our members receive limited benefit from us being an SEC reporting company because of our small size, the lack of analyst coverage and limited trading of our Class A member units, especially when compared to the strategic disadvantages and costs associated with the disclosure and procedural requirements of the Sarbanes-Oxley Act, as well as the legal, accounting and administrative costs of being a public company.

•      The reclassification should not result in a taxable event for our continuing Class A members or our new Class E members.  However, we note that sales or gifts of units made in anticipation of the transaction may be taxable transactions.  Class A members should consult their own tax advisors in this regard.

Our board considered each of the foregoing factors to weigh in favor of the substantive fairness of the Rule 13e-3 transaction to our unaffiliated members, whether they are continuing Class A members or new Class E members.

In addition to the positive factors applicable to all of our unaffiliated members set forth above, the factors that the board of managers considered positive for the unaffiliated members that will become new Class E members included:

•      Under the Sixth Amended and Restated Operating Agreement, Class E member units will not require board consent for transfer unlike the Class A member units.

•      The new Class E members will continue to own an equity interest in the company and will continue to share in our profits and losses and distributions in the same respects as the Class A members.

In addition to the positive factors applicable to all of our members set forth above, the factors that the board of managers considered positive for the unaffiliated members that are continuing Class A members included:

•      The continuing Class A members will continue to have their existing voting rights and the attendant right to elect our managers and determine other decisions on our behalf.

•      Our class A members also will continue to own an equity interest in the company and will continue to share in our profits and losses and distributions in the same respects as the Class E members.

The board is aware of, and has considered, the impact of certain potentially countervailing factors on the substantive fairness of the Rule 13e-3 transaction to the unaffiliated members.  In particular, the factors that our board of managers considered as potentially negative for all unaffiliated members, including both those that are continuing Class A members and new Class E members, included:

•      Continuing Class A members and new Class E members each will have reduced access to our financial information once we are no longer an SEC reporting company, although we do intend to continue to provide members with annual financial information about Great Plains.

•      Once our SEC reporting obligations are suspended, we will not be subject to certain provisions of the Sarbanes-Oxley Act or the liability provisions of the Securities Exchange Act, and our officers will not be required to certify the accuracy of our financial statements under SEC rules.

•      Our continuing Class A members will lose certain protections currently provided under the Securities Exchange Act, such as the reporting requirements under which we must file annual, quarterly and other reports.

•      Future business partners might require more information from us before entering into a business relationship due to the lack of publicly available information about us.

•      We may have a lower public profile in our community, which may be a negative factor for some of our members.

•      Class A members may have limited opportunities to acquire or sell sufficient Class A member units such that they can control whether they will receive Class E member units in the Rule 13e-3 transaction because our member units are not actively traded and have no established public market.  Class A members must act sufficiently in advance of the Rule 13e-3 transaction so that the sale or purchase is reflected in our membership register by the effective time of the Rule 13e-3 transaction, recognizing that in light of the current lack of liquidity and infrequent trading of our Class A member units, it may be difficult for some of our members to acquire additional Class A member units at an acceptable price.

•      Although our board has implemented changes to our Capital Units Transfer System that will allow trades and transfers requested in July, August and September to be processed, if approved, on October 1, 2008, which is prior to the effectiveness of the reclassification transaction, and will allow cost-free transfers among family members, our Class A members who desire to acquire or sell Class A member units to control whether they will receive Class E member units will be subject to the other sale and purchase restrictions in our Fifth Amended and Restated Operating Agreement, as amended, and our Capital Units Transfer System, and may be subject to transaction fees in connection with their purchase or sale of our Class A member units.

•      Class A Unit holders who do not believe that the Rule 13e-3 transaction is fair to them do not have the right to vote on or to dissent from the Rule 13e-3 transaction.

The additional factors that our board of managers considered as potentially negative for the unaffiliated members that will become new Class E members included:

•      They will be required to surrender their Class A member units involuntarily in exchange for Class E member units.

•      The Sixth Amended and Restated Operating Agreement will eliminate their voting rights and board representation rights, except as required by South Dakota law.  See “Approval of the

Sixth Amended and Restated Operating Agreement—Description of Class E Member Units,” for additional details.

•      The Class E member units issued in the transaction will be restricted securities under federal securities laws, and will not initially be able to be listed through Alerus Securities Corporation, a registered broker-dealer operating an SEC registered Alternative Trading System through which we facilitate trades of our Class A member units.

•      Once the Class E member units are tradable, there will likely be low liquidity in our Class E member units as there will be a relatively low number of Class E members.

The factors that our board of managers considered as potentially negative for the unaffiliated members who are continuing Class A members included:

•      The liquidity of Class A member units will likely be reduced following the Rule 13e-3 transaction because of the reduction in the number of our record Class A members.

Our board of managers believes that these potentially countervailing factors did not, individually or in the aggregate, outweigh the overall substantive fairness of the Rule 13e-3 transaction to our unaffiliated members, whether they be continuing Class A members or new Class E members and that the foregoing factors are outweighed by the positive factors previously described.  In particular, our board recognized that the limited market for our Class A member units, the restrictions on transferring our Class A member units and the possible costs associated with a transfer may make it difficult to acquire or sell sufficient Class A member units to control which class of securities they will hold following the Rule 13e-3 transaction.  However, our board believes that the availability of alternatives such as combining or dividing record accounts and transferring member units into “street name” may provide our members with sufficient flexibility in this regard, particularly given the increased trading flexibility resulting from the June 20, 2008 amendments to our Fifth Amended and Restated Operating Agreement and our Capital Units Transfer System.

Procedural Fairness

We believe that the Rule 13e-3 transaction is procedurally fair to our unaffiliated members, including both those that are continuing Class A members and those that will become new Class E members.  In concluding that the Rule 13e-3 transaction is procedurally fair to our unaffiliated members, the board of managers considered a number of factors.  The factors that our board of managers considered positive for all unaffiliated members, including both continuing Class A members and new Class E members, included the following:

•      The Rule 13e-3 transaction is being effected in accordance with all applicable requirements of South Dakota law, as well as all applicable requirements of our Fifth Amended and Restated Operating Agreement, as amended.

•      Our board determined that there was no need to form a special committee or retain any unaffiliated representative(s) to represent unaffiliated members because our board believed that it was able to consider the competing interests of both the continuing Class A members and the new Class E members.  Six of our nine board members own more than 2 Class A member units.  However, the threshold of 2 Class A member units set in connection with the reclassification was determined without regard to the managers’ Class A member unit ownership, and as this represented the sole potential conflict of interest and the board members will not be entitled to any special benefits in the Rule 13e-3 transaction, the board did not feel that any additional protections that may be afforded by a special committee would be significant.

•                  In evaluating the terms of the Rule 13e-3 transaction, the board retained and received advice from legal counsel – including both the company’s regular South Dakota and securities counsel, who has a full understanding of the company’s operational needs as well as experience in South Dakota limited liability company law, and special counsel with particular experience in reclassification and other going private transactions.  These attorneys provided advice over multiple board meetings on all aspects of the proposed transaction, including the possible creation of a special committee of the board of managers to evaluate the Rule 13e-3 transaction, the lack of a need for a vote of members under South Dakota law and our governing documents, the terms of the reclassification as proposed in the Sixth Amended and Restated Operating Agreement, and the board’s role in balancing of the rights of the Class A members and the Class E members.

•                  Management and the board considered alternative methods of effecting a transaction that would result in our becoming a non-SEC reporting company, each of which was determined to be impractical, more expensive than the reclassification and thus not possible for the company based on our available funds, or potentially ineffective in achieving the goal of eliminating the negative disclosure requirements and the costs and burdens of public company status.

•                  Class A members will have the opportunity to try to control whether or not they will remain Class A members after the Rule 13e-3 transaction by seeking to acquire sufficient Class A member units so that they hold more than 2 Class A member units immediately prior to the Rule 13e-3 transaction, by combining ownership of Class A member units with family members or other members in one record account (for example, a family company or trust), by transferring their Class A member units to “street name,” by which we mean into a brokerage account that has more than 2 Class A member units on behalf of various beneficial holders, or by selling sufficient Class A member units so that they hold 2 or fewer Class A member units immediately prior to the Rule 13e-3 transaction.  To this end, our board specifically determined to implement changes to our Capital Units Transfer System in order to give the Class A members more opportunities to sell or acquire units by allowing members to seek trades in July and August, which would not otherwise have been permitted due to blackout periods.  In addition, our move to a quarterly-based trading system, as opposed to a trimester-based system, will allow trades and transfers requested through September 30, 2008, with the exception of trades effected in connection with units posted for sale on the qualified matching service after August 16, 2008, to be processed, if approved, on October 1, 2008, which is prior to the date we will complete the Rule 13e-3 transaction.  Formerly, the trimester system would have required that any trades or transfers requested in September not be processed until January 1, 2009.  Finally, our board also decided to allow private transfers among family members to be undertaken on a cost-free basis in July and August, waiving the standard $50 per transferee fee for these transfers.  Our board noted that Class A members must act sufficiently in advance of the Rule 13e-3 transaction so that the sale or purchase is reflected in our membership register by the effective time of the Rule 13e-3 transaction, and did recognize that in light of the current lack of liquidity and infrequent trading of our Class A member units, it may be difficult for some of our members to acquire additional Class A member units at an acceptable price.

The board of managers considered each of the foregoing factors to weigh in favor of the procedural fairness of the Rule 13e-3 transaction to our unaffiliated members, whether they will be continuing Class A members or new Class E members.

The board is aware of, and has considered, the impact of the following potentially countervailing factors, which affect both continuing Class A members and new Class E members to the same degree, on the procedural fairness of the Rule 13e-3 transaction:

•                  Although the interests of the continuing Class A members are different from the interests of the Class E members and may create actual or potential conflicts of interest in connection with the Rule 13e-3 transaction, neither the board nor any of the managers retained an independent, unaffiliated representative to act solely on behalf of the Class A members who will become new Class E members for the purpose of negotiating the terms of the Rule 13e-3 transaction or preparing a report concerning the fairness of the Rule 13e-3 transaction.

•                  The transaction is not structured to require approval of any Class A members, and the transaction has not been structured to require any approval of unaffiliated Class A members.  However, after consideration of the positive factors described above, the board of managers believes that the transaction is procedurally fair notwithstanding the absence of a member approval requirement.

•                  No appraisal rights are available in connection with the transaction.

•                  We did not solicit any outside expressions of interest in acquiring the company.

The board of managers believes that the foregoing potentially countervailing factors did not, individually or in the aggregate, outweigh the overall procedural fairness of the Rule 13e-3 transaction to our unaffiliated members, whether they will be continuing Class A members or new Class E members, and the foregoing factors are outweighed by the procedural safeguards previously described.  In particular, with reference to the lack of a special committee, the board felt that the consideration of the transaction by the full board, whose sole conflict of interest is an insignificant increase in its aggregate proportionate ownership of Class A member units following the Rule 13e-3 transaction, was a sufficient procedural safeguard that made it unnecessary to form a special committee or retain an independent fairness advisor.  In addition, with respect to our board’s decision not to require the approval of Class A members in order to effect the transaction, the board noted that our Class A members do not necessarily have any expectation of being entitled to vote on or approve any changes to the features of their membership interests.  In becoming members of Great Plains, our Class A members agreed to be bound by the terms of our Fifth Amended and Restated Operating Agreement, which expressly provides that any amendments to the Fifth Amended and Restated Operating Agreement may be effected solely with the approval of the board of managers, unless approval by members is otherwise required under South Dakota law.  No approval for the reclassification is required under South Dakota law.  In addition, our board considered that voter turnout at annual meetings has been minimal in the last five years, barely constituting a quorum of each class, even though only 10% of each class was all that was required to constitute a quorum.

The board also considered that the transaction would adequately protect the interests of our unaffiliated members, including the Class A members that will receive Class E member units, in light of a number of reasons, including the following:

•                  the numerous benefits to going private as compared to remaining a public company; and

•                  the cost-effectiveness of a reclassification transaction, as compared to other types of transactions that would eliminate our SEC reporting obligations.

We therefore believe that the Rule 13e-3 transaction is substantively and procedurally fair to our unaffiliated members, including those that will be continuing Class A members and those that will become new Class E members, for the reasons and factors described above.  In reaching this determination, we have not assigned specific weights to particular factors, and we considered all factors as a whole.  None of the factors that we considered led us to believe that the Rule 13e-3 transaction is unfair to our unaffiliated members, whether they will be continuing Class A members or new Class E members.

In reaching its conclusion that the Rule 13e-3 transaction is fair to both our unaffiliated new Class E members and our continuing Class A members, the board did not consider the current or historical market price of our Class A member units, our going concern value, our net book value or the liquidation value of our assets to be material. Our board did not believe these factors to be material because our members are not being “cashed out” in connection with the Rule 13e-3 transaction, and we will continue to have the same number of member units outstanding with the same material economic rights and preferences.  As a result, new Class E members will continue to hold an equity interest in Great Plains and will therefore participate equally, and on the same basis that they would participate absent a transaction, with the holders of our Class A member units in our profits and losses, the receipt of distributions, and the benefits resulting from any sale of Great Plains.  See “Market Price of Great Plains Ethanol, LLC Class A Member Units and Distribution Information—Comparative Market Price Data” for the current and historical market price of our Class A member units.

Instead of the foregoing factors, the board subjectively considered the collective advantages of the Class E member units, including the removal of board approval to transfer, as compared to the collective benefits of the Class A member units, including the continuing right to vote and otherwise act with respect to the nomination, election and removal of board members and the increased percentage of voting power that the continuing Class A members will have following the Rule 13e-3 transaction.  The board also subjectively considered the relative disadvantages of the Class A and the Class E member units, including the limitations on voting rights and board representation in the case of the Class E member units and the transfer restrictions in the case of the Class A member units.  In addition, the board also evaluated the benefits shared by both the Class A members and the Class E members, such as the ability to benefit from the strategic advantages and cost savings associated with the Rule 13e-3 transaction and the opportunity to share in our future growth and earnings.  Finally, the board considered the lack of a trading market in our Class A member units, which may make it difficult for our members to acquire or sell member units in order to control whether they will receive Class E member units in the reorganization, and determined that our Class A members will have other opportunities to control that result, including combining record accounts, dividing member units into separate record accounts and transferring member units into broker or nominee accounts.

As a result of the analysis described above, the board determined, subjectively, and in its business judgment, based on its discretionary view of the matter, that our Class A members may find the overall rights, preferences and limitations of either or both the Class A member units and the Class E member units attractive.  Depending on the preference as to the type of member unit each of our members would like to hold, our Class A members may, as described in this transaction statement and subject to the limitations regarding the trading of our member units, control whether they receive Class E member units in the reclassification.  For the foregoing reasons, the Board also did not request or receive any reports, opinions or appraisals from any outside party relating to the Rule 13e-3 transaction or the monetary value of the Class E member units or Class A member units.

We have not made any provision in connection with the Rule 13e-3 transaction to grant unaffiliated members access to our company files beyond the access granted generally under our Fifth Amended and Restated Operating Agreement, which is described below, or to obtain counsel or appraisal services at our expense.  With respect to unaffiliated members’ access to our company files, our board determined that this transaction statement, together with our other filings with the SEC and information they may obtain pursuant to our Fifth Amended and Restated Operating Agreement, provide adequate information for unaffiliated members.  With respect to obtaining counsel or appraisal services solely for unaffiliated Class A members at our expense, the board did not consider these actions necessary or customary.  Under South Dakota limited liability company law and our Fifth Amended and Restated Operating Agreement, subject to compliance with our safety, security and confidentiality procedures and guidelines, our members have the right to access our books and records to the extent reasonably required for the proper exercise of the members’ rights to review information concerning our business and affairs, except to the extent a demand to see such information is unfair or unreasonable.  In deciding not to adopt additional procedures for access to our company files or to obtain counsel or appraisal services for our members at our expense, the board also took into account factors such as Great Plains’ size and the cost of such procedures.

Purpose and Structure of the Rule 13e-3 transaction

The purposes of the Rule 13e-3 transaction are:

•                  To consolidate ownership of our Class A member units in under 300 members of record, which will suspend our SEC reporting requirements;

•                  through that suspension of reporting requirements, to help protect sensitive business information from disclosure that might benefit our competitors and/or harm the licensor of certain of our key technology;

•                  to achieve significant cost savings by reallocating resources and eliminating costs, and avoid anticipated future costs of approximately $225,000 in 2009, by eliminating the requirement to make periodic reports and reducing the expenses of communications with our members, and these costs may increase to as much as $325,000 when we become subject to auditor attestation requirements at the end of our 2009 fiscal year.  These expenses for 2009 are expected to include legal expenses ($50,000), audit expenses ($55,000), and expenses for testing control internal audits ($60,000).  The expenses starting in 2010 are expected to be comparable, except that our internal and independent audit expenses may increase by as much as an additional $100,000 when we become subject to auditor attestation requirements at the end of our 2009 fiscal year.  We will also realize cost savings by avoiding the need to add additional staff and from reduced staff and management time ($60,000) spent on reporting and securities law compliance matters;

•                  to allow our management and employees to refocus time spent on SEC reporting obligations and administrative duties to our business; and

•                  to eliminate the pressure and expectation to produce short-term per-unit earnings, thereby increasing management’s flexibility to consider and initiate actions that may produce long-term benefits and growth.

For further background on the reasons for undertaking the Rule 13e-3 transaction at this time, see “—Background of the Rule 13e-3 transaction” and “—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction.”

The structure of the Rule 13e-3 transaction will give all of our members, regardless of the class or relative size of the interest they hold, the opportunity to retain an equity interest in Great Plains and therefore to participate in any future growth and earnings of the company and in any future value received as a result of the sale of the company. Because we are not cashing out any of our members, the reclassification structure minimizes the costs of our becoming a non-SEC reporting company while achieving the goals outlined in this transaction statement.

The board elected to structure the transaction to take effect at the record holder level, meaning that Great Plains will look at the number of Class A member units registered in the name of a single holder to determine if that holder’s units will be reclassified.  The board chose to structure the transaction this way in part because it determined that this method would provide Great Plains with the best understanding at the effective time of how many Class A members would have their Class A member units reclassified.  In addition, the board considered that effecting the transaction at the record unit holder level would allow Class A members some flexibility with respect to whether they will be treated as continuing Class A members or new Class E members.  See “—Effect of the Rule 13e-3 Transaction on Class A Members of Great Plains—Examples.”  The board felt that this flexibility would help to enhance the substantive fairness of the transaction to both continuing Class A members and new Class E members.  Although providing this flexibility generates an element of uncertainty, in that the reclassification may not eliminate as many Class A members as anticipated, the board felt that the threshold of 2 or fewer Class A member units allowed a sufficient margin for members to transfer their Class A member units into “street name” in an effort to control whether their Class A member units may be reclassified.  Overall, the board determined that structuring the transaction as a reclassification that would affect Class A members at the record holder level would be the most efficient and cost-effective way to achieve its goals of deregistration, notwithstanding any uncertainty that may be created by giving members the flexibility to transfer their holdings.  For further background on the alternative structures considered by the board of managers and the selection of the reclassification threshold, see “—Background of the Rule 13e-3 Transaction” and “—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction.”

Effects of the Rule 13e-3 Transaction on Great Plains; Plans or Proposals after the Rule 13e-3 Transaction

The Rule 13e-3 transaction will have various positive and negative effects on us and our members, which are described below.

Effect of the Proposed Transaction on Outstanding Class A Member Units.

Our Fifth Amended and Restated Operating Agreement currently authorizes the board to issue an unlimited number of membership units of any class without member approval.  The ability to create new classes of member units and to issue additional member units will remain unchanged after completion of the Rule 13e-3 transaction.  As of the date of this transaction statement, the number of outstanding Class A member units was 1,513.  Based upon our best estimates, if the Rule 13e-3 transaction had been consummated as of the date of this transaction statement, the number of outstanding Class A member units would have been reduced from 1,513 to approximately 819, and the number of Class A unit holders of record would have been reduced from approximately 510 to approximately 147, or by approximately 363 unit holders of record.

We have no other current plans, arrangements or understandings to issue any Class A member units.

Effect of the Proposed Rule 13e-3 Transaction on Class E Member Units.

Our current Fifth Amended and Restated Operating Agreement and the proposed Sixth Amended and Restated Operating Agreement both provide that the board may issue an unlimited number of member units and create new classes of units.  Assuming that the Rule 13e-3 transaction is consummated as of the date of this transaction statement, the number of Class E unit holders of record that will be created as a result of the reclassification will be 363 and the number of Class E member units that will be issued in the transaction will be 694 units.  We have no other current plans, arrangements or understandings to issue any additional Class E member units other than in connection with the reclassification.

Effect of the Proposed Rule 13e-3 Transaction on Class B, Class C and Class D Member Units

We have 200 Class B member units outstanding, held by one holder of record, and 2,029 Class C member units and outstanding, held of record by approximately 157 members.  The number of outstanding Class B and Class C member units, and the number of holders of record of each, will not change as a result of the Rule 13e-3 transaction.  We have no current plans, arrangements or understandings to issue any additional Class B or Class C member units.

The Class B and Class C member units have the characteristics described below under “Description of Member Units.”  The characteristics of the Class B and Class C member units will not change as a result of Great Plains’ entry into the Sixth Amended and Restated Operating Agreement.

We had previously issued Class D member units.  However, all of our Class D member units were exchanged for Class A member units in 2001, and no Class D member units are outstanding.  We have no current plans, arrangements or understandings to issue any Class D member units, and, accordingly, the Sixth Amended and Restated Operating Agreement will have no provisions relating to the issuance of or the rights, preferences, obligations or other characteristics of Class D member units.

Termination of Securities Exchange Act Registration and Reporting Requirements

Upon the completion of the Rule 13e-3 transaction, we expect that our Class A member units will be held by fewer than 300 Class A members of record.  Our Class B and Class C member units have always been held by fewer than 300 Class C members of record.  Accordingly, our obligation to continue to file periodic reports with the SEC will be suspended pursuant to Rule 12h-3 of the Securities Exchange Act.

The suspension of the filing requirement will substantially reduce the information required to be furnished by us to our members and to the SEC.  Therefore, we estimate that we will eliminate costs and avoid anticipated future costs associated with these filing requirements, which we estimate to be approximately $225,000 for 2009.  These costs are broken down as follows:

Description	Amount

Independent Auditor Expenses	$55,000
SEC Counsel	50,000
Current and Additional Staff and Executive Time	60,000
Testing Control Internal Audits	60,000
Total	$225,000

The expenses starting in 2010 are expected to be comparable, except that our expenses associated with testing internal control audits may increase by as much as an additional $100,000, for a total of $325,000 in reporting-related expenses, when we become subject to auditor attestation requirements at the end of our 2009 fiscal year.

We will apply for termination of the registration of our Class A member units and suspension of our SEC reporting obligations as soon as practicable following completion of the Rule 13e-3 transaction.  Following completion of the Rule 13e-3 transaction, we intend to continue to provide our members with annual financial information about Great Plains.

The Class E member units that will be issued in the reclassification will have the rights and preferences described on pages 54 through 57 of this transaction statement as well as in the attached Appendix B, which is a copy of the proposed Sixth Amended and Restated Operating Agreement.  For

additional information regarding our capital structure after the Rule 13e-3 transaction, see “Description of Member Units.”

Potential Registration of the Class E Member Units or Discontinuation of our Suspended Duty to Report with respect to the Class A Member Units or Class C Member Units

After the Rule 13e-3 transaction, we anticipate that there will be up to approximately 363 Class E members of record.  If the number of record holders of our Class E member units exceeds 500 on the last day of any given fiscal year, Great Plains will be required to register the Class E member units under Section 12(g) of the Securities Exchange Act.  As a result, Great Plains would again be subject to all of the reporting and disclosure obligations under the Securities Exchange Act, including the Sarbanes-Oxley Act, to which it is currently subject, along with any new reporting and disclosure obligations that may become applicable to reporting companies in the future.  For this reason, the proposed Sixth Amended and Restated Operating Agreement includes a provision that gives our board of managers the authority to disallow a transfer of Class E member units if it believes that a transfer will result in the Class E member units being held by 500 or more Class E members or another number that otherwise obligates the company to register its Class E member units under Section 12(g) of the Securities Exchange Act.  We do not anticipate any significant change in the number of record holders of Class E member units in the near term that will obligate us to register our Class E member units.

Similarly, if the number of our Class A members of record exceeds 300 on the last day of any given fiscal year, the suspension of our duty to file reports under Section 15(d) of the Securities Exchange Act would be discontinued, and as a result, Great Plains would be subject to the reporting and disclosure obligations under the Securities Exchange Act, including the Sarbanes-Oxley Act.  For this reason, the Sixth Amended and Restated Operating Agreement also contains a new restriction on the transfer of Class A member units that gives our board of managers the authority to disallow a transfer of Class A member units if it believes that the transfer will result in the Class A member units being held by 300 or more Class A members.  We estimate that, following the Rule 13e-3 transaction, we will have 147 Class A members of record, and we do not anticipate any significant change in the number of Class A members of record that would oblige us to resume our periodic reporting with the SEC.

In 2001, we filed a registration statement that included registration of our Class C member units.  However, those member units were never registered under Section 12(g) of the Securities Exchange Act, because there were never more than 300 holders of record of our Class C member units.  Accordingly, any filing obligations with respect to our Class C member units have been automatically suspended.  However, as discussed above with respect to the Class A units, if the number of our Class A members of record exceeds 300 on the last day of any given fiscal year, the suspension of our duty to file reports under Section 15(d) of the Securities Exchange Act would be discontinued, and as a result, Great Plains would be subject to the reporting and disclosure obligations under the Securities Exchange Act, including the Sarbanes-Oxley Act.  For this reason, the Sixth Amended and Restated Operating Agreement also contains a new restriction on the transfer of Class C member units that gives our board of managers the authority to disallow a transfer of Class C member units if it believes that the transfer will result in the Class C member units being held by 300 or more Class C members of record.  Following the Rule 13e-3 transaction, we will have 157 Class C members of record and do not anticipate any significant change in the number of Class C members of record that would oblige us to resume our periodic reporting with the SEC.

Effect on Trading of Class A Member Units

Our Class A member units are not traded on an exchange and are not otherwise actively traded.  To maintain our partnership tax status, our members may not trade membership units on an established securities market or readily trade the membership units on a secondary market (or the substantial equivalent thereof).  To help ensure that a secondary market does not develop, our Fifth Amended and

Restated Operating Agreement prohibits transfers without the approval of our board of managers.  Our board will not approve transfers unless they fall within “safe harbors” contained in the publicly traded partnership rules under the tax code, which include:  (a) transfers by gift, (b) transfers upon death of a member, (c) transfers between family members, and (d) transfers that comply with the “qualifying matching services” requirements allowed by the Internal Revenue Code.  Any transfers of membership units in violation of the publicly traded partnership rules or without the prior consent of the board will be invalid.

In order to facilitate trading of our membership units in a qualifying matching service, we operate our own Capital Units Transfer System, limited to trading in our membership units.  Our qualified matching service is operated through Alerus Securities Corporation, a registered broker-dealer operating an SEC-registered Alternative Trading System.  The trading system formerly operated on a trimester basis.  Effective June 20, 2008, amendments to our Fifth Amended and Restated Operating Agreement and our Capital Units Transfer System changed our trading system so that it now operates on a quarterly basis.  The trading system is intended to match a list of interested buyers with a list of interested sellers, along with their non-firm price quotations.  The trading system does not automatically effect matches between potential sellers and buyers, and it is the sole responsibility of sellers and buyers to contact each other to make a determination as to whether an agreement to transfer our membership units may be reached.  There are detailed timelines that must be followed under our trading system rules and procedures with respect to offers and sales of our membership units.  All transactions must comply with our Capital Units Transfer System and our operating agreement as in effect from time to time, and are subject to approval by our board of managers.

Our Capital Units Transfer System has been designed to comply with federal tax laws and IRS regulations establishing a “qualified matching service,” and, as a result, transfers of our membership units are strictly regulated.

Because we will no longer be required to maintain current public information by filing reports with the SEC, and because of the reduction of the number of our Class A members of record and the fact that our Class A member units will only be tradable in privately negotiated transactions, the liquidity of our Class A member units will likely be reduced following the Rule 13e-3 transaction.  We do expect, however, that trading in our Class A member units will continue to be facilitated by our Capital Units Transfer System following consummation of the Rule 13e-3 transaction.  Following the Rule 13e-3 transaction, we also expect that trading in our Class E member units will eventually be facilitated by our Capital Units Transfer System and qualified matching service.  However, because the Class E member units will be restricted securities, they will not be eligible for trading without an appropriate exemption from registration and, therefore, under federal securities laws, trading through our Capital Units Transfer System may not commence until an appropriate holding period has expired.  The availability of an exemption from registration will depend on the individual facts and circumstances of the proposed transfer.  Our members are not required to use the Capital Units Transfer System in order to transfer their member units, provided that they comply with the transfer provisions of our operating agreement as in effect from time to time and applicable law.

Financial Effects of the Rule 13e-3 Transaction

We expect that the professional fees and other expenses related to the Rule 13e-3 transaction of approximately $125,000 will not have any material adverse effect on our liquidity, results of operations or cash flow.  See “—Fees and Expenses” for a description of the fees and expenses we expect to incur in connection with the Rule 13e-3 transaction.  See “—Financing of the Rule 13e-3 transaction” below for a description of how the Rule 13e-3 transaction will be financed.

Effect on Conduct of Business after the Transaction

We expect our business and operations to continue as they are currently being conducted and, except as otherwise disclosed in this transaction statement, the transaction is not anticipated to have any effect upon the conduct of our business.

Effect on Our Managers and Executive Officers

It is not anticipated that the Rule 13e-3 transaction will have any effect on our managers and executive officers, other than minor changes with respect to their relative ownership of Class A member units.  We expect that, other than Mark Miller, who owns 2 Class A member units, the six of our nine board members who currently hold more than 2 Class A member units will continue to hold more than 2 Class A member units immediately prior to the Rule 13e-3 transaction.  As a result, except for Mr. Miller, who will receive Class E member units in the reclassification, these board members will continue to hold the same number of Class A member units after the Rule 13e-3 transaction as they did before the Rule 13e-3 transaction.  We do not expect the remaining three board members or our executive officer, Rick Serie, who do not currently hold any Class A member units, to acquire any Class A member units prior to the completion of the reclassification.  However, because total outstanding Class A member units will be reduced, the board members holding Class A member units after the reclassification will hold a very slightly larger percentage of the voting interests of Great Plains.  As of the date of this transaction statement, these managers collectively beneficially held and had voting power over 36 Class A member units, which represent 1.2% of the voting interest and 2.3% of the equity interest in our Class A member units.  Based upon our estimates, taking into account the effect of the Rule 13e-3 transaction on our outstanding Class A member units as described above, our managers and executive officers will beneficially hold and have voting power with respect to 3.4% of our Class A member units, and will beneficially hold and have an equity interest in 4.1% of our Class A member units.  Because the Class A members are entitled to elect 5 members of our 9-member board of managers, and the Class E members will not be entitled to vote or to separately appoint a board representative, each Class A member unit will have more relative voting control as a result of the transaction.

The annual compensation paid by us to our officers and managers will not increase as a result of the Rule 13e-3 transaction, nor will the Rule 13e-3 transaction result in any material alterations to any existing employment agreements with our officers.  The Rule 13e-3 transaction will not result in any alterations to our management agreement with POET™ Plant Management, LLC.

Plans or Proposals

Other than as described in this transaction statement and in connection with the Rule 13e-3 transaction, neither we nor our management have any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation, to sell or transfer any material amount of our assets, to change our board of managers or management, to change materially our indebtedness or capitalization or otherwise to effect any material change in our corporate structure or business.  As stated throughout this transaction statement, we believe there are significant advantages in effecting the Rule 13e-3 transaction and becoming a non-SEC reporting company.  Although our management does not presently have any intent to enter into any transaction described above, there is always a possibility that we may enter into such an arrangement or transaction in the future, including, but not limited to, entering into a merger or acquisition transaction, making a public or private offering of our member units or entering into any other arrangement or transaction we may deem appropriate.

Effects of the Rule 13e-3 Transaction on Class A Members of Great Plains

The general effects of the Rule 13e-3 transaction on the members of Great Plains are described below.

Effects of the Rule 13e-3 Transaction on New Class E Members

The Rule 13e-3 transaction will have both positive and negative effects on the members who acquire new Class E member units.  All of these changes will affect unaffiliated and affiliated new Class E members in the same way.  The board of managers of Great Plains considered each of the following effects in determining to approve the Rule 13e-3 transaction.

Benefits:

As a result of the Rule 13e-3 transaction, the new Class E members will:

•                  realize the potential benefits of termination of registration of our Class A member units, including the strategic advantages of reduced disclosure and the costs savings resulting from reduced expenses as a result of no longer needing to comply with reporting requirements under the Securities Exchange Act;

•                  have Class E member units, which will not require the consent of our board to transfer, unlike the Class A member units; and

•                  retain the same relative equity interest, based on percentage ownership of the company, as they did before the Rule 13e-3 transaction.

Detriments:

As a result of the Rule 13e-3 transaction, the new Class E members will:

•                  be required to have their Class A member units reclassified involuntarily for Class E member units, for which they will receive no additional consideration;

•                  have no rights to vote on any company matter, unless the provisions of South Dakota law require a vote;

•                  have no rights to nominate, elect or remove members of our board of managers;

•                  hold unregistered securities and therefore will lose the benefits of holding Section 12 registered securities, such as (1) access to the information concerning the company required to be contained in the company’s periodic reports filed with the SEC, unless the company chooses otherwise to distribute this type of information to members, (2) the requirement that our officers certify the accuracy of our financial statements, and (3) the other benefits derived by the imposition on the company of the requirements of the Sarbanes-Oxley Act;

•                  hold Class E member units that upon issuance will be “restricted securities” and that will require an appropriate exemption from registration under federal securities laws to be eligible for trading; and

•                  bear the risk of a low market value of the Class E member units due to the limited voting rights and board representation rights of the Class E member units and the reduction in public information concerning the company as a result of us not having to file reports under the Securities Exchange Act, which may adversely affect the expected limited liquidity of the Class E member units.

In addition, members receiving Class E member units will not have the right to vote on the transaction or have dissenters’ rights of appraisal in connection with the Rule 13e-3 transaction.

Effects on Continuing A Members

The Rule 13e-3 transaction will have both benefits to and detriments on the continuing Class A members.  All of these changes will affect unaffiliated and affiliated continuing Class A members in the same way.  Our board of managers considered each of the following effects in determining to approve the Rule 13e-3 transaction.

Benefits:

As a result of the Rule 13e-3 transaction:

•                  continuing Class A members will continue to be entitled to nominate, elect and remove board representatives;

•                  continuing Class A members will continue to have the right to vote on significant company events, including mergers, sales of substantially all of our assets, and a voluntary liquidation of our company;

•                  because the Class A members are entitled to elect 5 members of our 9-member board of managers, and the Class E members will not be entitled to vote or to separately appoint a board representative, each Class A member has more voting control as a result of the transaction;

•                  continuing Class A members will continue to hold the same relative equity interest in the company, based on their percentage ownership of the company; and

•                  continuing Class A members will realize the potential benefits of termination of registration of our Class A member units, including the strategic advantages of reduced disclosure and the costs savings resulting from reduced expenses as a result of no longer needing to comply with reporting requirements under the Securities Exchange Act.

Detriments:

As a result of the Rule 13e-3 transaction:

•                  the liquidity of our Class A member units will likely be reduced following the Rule 13e-3 transaction because of the reduction in the number of our Class A members of record; and

•                  Class A members will hold unregistered securities and therefore will lose the benefits of holding Section 15 registered securities, such as (1) access to the information concerning the company required to be contained in the company’s periodic reports to the SEC, unless the company chooses otherwise to distribute this type of information to members, (2) the requirement that our officers certify the accuracy of our financial statements, and (3) the other benefits derived by the imposition on the company of the requirements of the Sarbanes-Oxley Act.

In addition, members who will be continuing Class A members will not have the right to vote on the transaction or have dissenters’ rights of appraisal in connection with the Rule 13e-3 transaction.

Effects on Class B and Class C Members

The Rule 13e-3 transaction will not directly effect the holder of our Class B member units or the holders of our Class C member units because those members will continue to hold the same units, in the same proportions (both within their respective class and with respect to the company’s equity ownership as a whole), as they did prior to the Rule 13e-3 transaction.  Because our members vote as a class with respect to any matter requiring a member vote, and because the total number of member units will not change, the Rule 13e-3 will not effect our Class B and Class C members’ ability to take company action or effect the relative economic interest of our Class B and Class C members in the company.  For example, the Class B member holds 200 Class B member units, and there will be a total of 3,742 member units of all classes both before and after the Rule 13e-3 transaction, so the Class B member’s proportionate share of the company’s overall equity will remain unchanged at 5.76%.  Similarly, there are 2,029 Class C member units outstanding both before and after the Rule 13e-3 transaction, and based on the 3,742 member units of all classes outstanding both before and after the Rule 13e-3 transaction, the Class C members’ proportionate share of the company’s equity will remain at 54.22% both before and after the Rule 13e-3 transaction.

However, these Class B and Class C members will be subject to the effects of the Rule 13e-3 transaction that apply to the company and its members at large, and accordingly the transaction may have both benefits to and detriments on the Class B and Class C members.  All of these changes will affect unaffiliated and affiliated Class B and Class C members in the same way.  Our board of managers considered each of the following effects in determining to approve the Rule 13e-3 transaction.

Benefits:

As a result of the Rule 13e-3 transaction:

•                  Class B and Class C members will continue to be entitled to nominate, elect and remove board representatives;

•                  Class B and Class C members will continue to be entitled to vote on significant company events, including mergers, sales of substantially all of our assets, and a voluntary liquidation of our company; and

•                  Class B and Class C members will realize the potential benefits of termination of registration of our Class A member units, including the strategic advantages of reduced disclosure and the costs savings resulting from reduced expenses as a result of no longer needing to comply with reporting requirements under the Securities Exchange Act.

Detriments:

As a result of the Rule 13e-3 transaction:

•                  Class B and Class C members will lose the benefits associated with the company’s having outstanding a class of Section 12 registered securities, such as access to information concerning the company required to be included in periodic reports filed with the SEC, unless the company chooses otherwise to distribute such information.

Effects on Class D Member Units

We have Class D member units authorized under our Fifth Amended and Restated Operating Agreement.  However, any Class D member units that have been formerly issued were converted upon the completion of our 2001 financing into Class C member units.  Accordingly, we have no Class D member units outstanding.  We do not expect to issue any Class D member units in the future.  Accordingly, the Sixth Amended and Restated Operating Agreement will have no provisions relating to the issuance of or the rights, preferences, obligations or other characteristics of Class D member units.

Effects of the Rule 13e-3 Transaction on Affiliated Members

In addition to the effects of the Rule 13e-3 transaction on members generally, which are described in the previous section, the Rule 13e-3 transaction will have some additional effects on our executive officer and managers.

•                  No Further Reporting Obligations Under the Securities Exchange Act.  After the Rule 13e-3 transaction, our Class A member units will not be registered under the Securities Exchange Act.  As a result, our executive officers, managers and other affiliates will no longer be subject to many of the reporting requirements and restrictions of the Securities Exchange Act, and information about their compensation and unit ownership will not be publicly available.

•                  Rule 144 Not Available.  Because our Class A member units will not be registered under the Securities Exchange Act after the Rule 13e-3 transaction and we will no longer be required to furnish publicly available periodic reports, our executive officers and managers will lose the ability to dispose of their Class A member units under Rule 144 of the Securities Act of 1933, which provides a “safe harbor” for resales of securities by affiliates of an issuer.

Examples

The following table illustrates some examples of how the Rule 13e-3 transaction, if approved, will affect our members:

HYPOTHETICAL SCENARIO	RESULT

Mr. Williams is a Class A member of record who holds 1 Class A member unit in his own name prior to the Rule 13e-3 transaction.	Mr. Williams will receive 1 Class E member unit following the Rule 13e-3 transaction.

Note: If Mr. Williams wants to avoid having his Class A member unit reclassified in the transaction, prior to the effective time, he can buy at least 2 more Class A member units or could combine ownership with a family member or other member with at least 2 more Class A member units in one record account. Mr. Williams would have to act far enough in advance of the Rule 13e-3 transaction so that the purchase or combination is completed and account activity is reflected in the company’s records by the effective time of the Rule 13e-3 transaction.

Ms. Allen has two separate record accounts. As of the effective time, she holds 1 Class A member unit in one account and 2 Class A member units in the other account. All of her Class A member units are held of record in her name only.

Ms. Allen will receive a total of 3 Class E member units — 1 Class E member unit in one account and 2 Class E member units in her other account.

Note: If Ms. Allen wants to avoid having her Class A member units reclassified, she can consolidate or transfer her two record accounts prior to the effective time into an account with more than 2 Class A member units. Alternatively, she can buy at least 2 more Class A member units for the first account and 1 more Class A member unit for the second account, and hold them in her respective accounts. She would have to act far enough in advance of the Rule 13e-3 transaction so that the consolidation or the purchase is completed by the effective time of the Rule 13e-3 transaction.

Mr. Brady holds 5 Class A member units as of the effective time.	After the Rule 13e-3 transaction, Mr. Brady will continue to hold 5 Class A member units.

Ms. Ramirez holds 2 Class A member units that she has put into a brokerage account through ABC Bank as of the effective time. She is the sole beneficial owner holding Class A member units in this account.

Great Plains intends for the Rule 13e-3 transaction to be effected at the record-holder level. Because ABC Bank is the record holder of fewer than 3 Class A member units, Ms. Ramirez will receive, through her broker, 2 Class E member units.

Mr. Raymond holds 2 Class A member units, which he moves to a brokerage account so that they will be held in “street name” through XYZ Brokerage as of the effective time. XYZ Brokerage also holds a total of 21 Class A member units for 7 other beneficial owners that have also transferred their Class A member units into “street name.”

Note: If Mr. Raymond decides that he wants his Class A member units to be reclassified, he can transfer his Class A member units out of “street name” back into his own name. He would have to act far enough in advance of the Rule 13e-3 transaction so that the transfer is completed by the effective time of the Rule 13e-3 transaction.

Because the Rule 13e-3 transaction will be effected at the record-holder level, Mr. Raymond will continue to hold 2 Class A member units in “street name” name through XYZ Brokerage, which is considered the record-holder. The other beneficial owners holding their member units in the XYZ Brokerage account will likewise continue to own their Class A member units in “street name.”

Based on our member records, we do not currently have any Class A member units held in “street name.”  When we refer to member units being held in “street name,” we are referring to member units that are held through a custodial or brokerage account.  However, because our Class A members may be able to control how they are treated in the transaction by transferring their Class A member units into a brokerage or nominee account so that the Class A member units are held in “street name,” we feel that it is important that our members understand how Class A member units that are held in “street name” may be treated for purposes of the Rule 13e-3 transaction described in this transaction statement.  Class A members who transfer their Class A member units of Great Plains into a brokerage or custodial account will no be longer be shown on our membership register as the record holder of these Class A member units.  Instead, the brokerage firms or custodians will typically hold all Class A member units of Great Plains that their clients have deposited with them through a single nominee.  If that single nominee is the unit holder of record for more than 2 Class A member units, then the Class A member units registered in that nominee’s name will not be reclassified into Class E member units in the Rule 13e-3 transaction.  Because the Rule 13e-3 transaction only affects Class A members of record, it will not matter whether any of the underlying beneficial owners for whom that nominee acts own 2 or fewer Class A member units.  At the end of this transaction, these beneficial owners will continue to beneficially own the same number of Class A member units as they did at the start of this transaction, even if the number of Class A member units they own is 2 or fewer.

Transferring Class A member units into “street name” will only result in a Class A member continuing to hold Class A member units if the broker or nominee, who will show on our membership register as the record holder, holds in the aggregate more than 2 Class A member units of record.  Accordingly, the utility of transferring Class A member units into “street name” will depend, for those members holding 2 or fewer Class A member units, on both (a) other Class A members transferring their Class A member units into “street name” with the same broker or nominee and (b) that broker or nominee aggregating Class A member units that it holds into one record account, such that the record account consists of more than 2 Class A member units.

Because the treatment of Class A member units held in “street name” will depend on how many Class A member units are held in the same record account, if you transfer Class A member units to a custodial or brokerage account you may have no way of knowing whether your Class A member units will be reclassified in the transaction until it is consummated.

The board elected to structure the Rule 13e-3 transaction so that it would take effect at the record unit holder level, in part, to allow our Class A members some flexibility in determining whether they would like their Class A member units to be reclassified.  See “—Purpose and Structure of the Rule 13e-3 transaction.”  Unit holders who would still prefer to remain as Class A members of Great Plains, despite the board’s recommendation, may elect to do so by acquiring sufficient Class A member units so that they hold more than 2 Class A member units in their own name or consolidate ownership of more than 2 Class A member units with a family member or other unit holder in the record account immediately prior to the Rule 13e-3 transaction.  In any case, these members will have to act far enough in advance of the Rule 13e-3 transaction so that any consolidation, purchase or transfer is able to be processed, approved and completed in accordance with our Capital Units Transfer System by the effective time.

Interests of Certain Persons in the Rule 13e-3 Transaction

The executive officers and managers of Great Plains who are also Class A members will participate in the Rule 13e-3 transaction in the same manner and to the same extent as all of the other Class A members.  We expect that, other than Mark Miller, who owns 2 Class A member units, the six of our nine board members who currently hold more than 2 Class A member units will continue to hold more than 2 Class A member units immediately prior to the Rule 13e-3 transaction, and therefore continue as Class A members if the Rule 13e-3 transaction is approved.  See “Security Ownership of Certain Beneficial Owners and Management.”

Because there will be fewer Class A member units outstanding following the Rule 13e-3 transaction, and because the Class E members will not have voting rights or the right to appoint a board representative, the board members who will be continuing as Class A members will own a slightly larger percentage of the active voting interest in the company.  Because the Class A members are entitled to elect 5 members of our 9-member board of managers, and the Class E members will not be entitled to vote or to separately appoint a board representative, each Class A member will have more voting control as a result of the transaction.  This represents a potential conflict of interest because the managers of Great Plains approved the Rule 13e-3 transaction and have the power to complete the reclassification without a member vote.  Despite this potential conflict of interest, the board believes the proposed Rule 13e-3 transaction is fair to our unaffiliated members for the reasons discussed in this transaction statement.

The fact that each manager’s percentage ownership of our Class A member units – other than that of Mark Miller, who will receive Class E units in the transaction – will increase as a result of the Rule 13e-3 transaction was not a consideration in the board’s decision to approve the Rule 13e-3 transaction or in deciding its terms, including setting the 2 Class A member unit threshold.  In this regard, the managers as a group will be treated exactly the same as other members.  In addition, the board determined that any potential conflict of interest created by the managers’ ownership of our Class A member units is insignificant.  The board did not set the 2 Class A member unit threshold to avoid exchanging the Class A member units of any managers.  In addition, the increase in each director’s percentage ownership of our Class A member units resulting from the Rule 13e-3 transaction is expected to be insignificant.  As a group, the percentage beneficial ownership and voting power of all of our managers and executive officers would increase only approximately 2.2% from approximately 1.2% to approximately 3.4% after the Rule 13e-3 transaction, which also is very unlikely to have a practical effect on their collective ability to control the company, especially considering that the small percentage held by the group as a whole even after the reclassification.

Our board of managers was aware of the actual or potential conflicts of interest discussed above and considered it along with the other matters that have been described in this transaction statement under the captions “—Background of the Rule 13e-3 Transaction,” “—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction,” and “—Effects of the Rule 13e-3 Transaction on Class A Members of Great Plains.”

Our executive officers or managers beneficially own an aggregate of 36 Class A member units. As indicated above, Mark Miller owns 2 Class A member units, and is therefore expected to have his Class A member units reclassified into 2 Class E member units.  None of our other officers or managers has indicated to us that he intends to sell some or all of his Class A member units, or to acquire any Class A member units, during the period between the public announcement of the transaction and the effective date.  In addition, none of these individuals has indicated his intention to divide Class A member units among different record holders so that 2 or fewer Class A member units are held in each record account such that the holders would receive Class E member units.

Financing of the Rule 13e-3 Transaction

We estimate that the Rule 13e-3 transaction will cost approximately $125,000, consisting of professional fees and other expenses payable by or related to the Rule 13e-3 transaction.  See “Special Factors—Fees and Expenses” for a breakdown of the expenses associated with the Rule 13e-3 transaction.  We intend to pay the expenses of the Rule 13e-3 transaction with working capital.

Material Federal Income Tax Consequences of the Reclassification

The following discussion is a general summary of the anticipated material United States federal income tax consequences of the reclassification.  This discussion does not consider the particular facts or circumstances of any holder of our Class A member units or Class E member units.  This discussion assumes that you hold, and will continue to hold, your Class A member units or your Class E member units as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended.  The federal income tax laws are complex and the tax consequences of the reclassification may vary depending upon each member’s individual circumstances or tax status.  Accordingly, this description is not a complete description of all of the potential tax consequences of the reclassification and, in particular, may not address United States federal income tax considerations that may affect the treatment of holders of Class A member units or Class E member units who are subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their units pursuant to the exercise of an employee unit option or right or otherwise as compensation and holders who hold units as part of a “hedge,” “straddle” or “conversion transaction”).

This discussion is based upon the Internal Revenue Code, regulations promulgated by the United States Treasury Department, court cases and administrative rulings, all as in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect.  No assurance can be given that, after any such change, this discussion would not be different.  Furthermore, no opinion of counsel or ruling from the Internal Revenue Service has been or will be sought or obtained with respect to the tax consequences of the reclassification transaction, and the conclusions contained in this summary are not binding on the Internal Revenue Service.  Accordingly, the Internal Revenue Service or ultimately the courts could disagree with the following discussion.

Federal Income Tax Consequences to Great Plains.

We believe that the reclassification will not have any material federal income tax consequences to us.

Federal Income Tax Consequences to Members Who Continue to Own Class A Member Units.

If you continue to hold Class A member units immediately after the reclassification, you will not recognize any gain or loss as a result of the reclassification.  You will have the same adjusted tax basis and holding period in your Class A member units as you had in such Class A member units immediately prior to the reclassification.

Federal Income Tax Consequences to Members Who Receive Class E Member Units.

Class A members receiving Class E member units in exchange for their Class A member units will not recognize any gain or loss in the reclassification.  You will have the same adjusted tax basis and holding period in your Class E member units as you had in your Class A member units immediately prior to the reclassification.

The discussion of anticipated material United States federal income tax consequences of the reclassification set forth above is based upon present law, which is subject to change possibly with retroactive effect.  You should consult your tax advisor as to the particular federal, state, local, foreign and other tax consequences of the reclassification, in light of your specific circumstances.

Voting Requirements

The board of managers of Great Plains approved the reclassification transaction.  The reclassification, including the amendment of our Fifth Amended and Restated Operating Agreement, does not require the approval of our members, either under the South Dakota Limited Liability Company Act or under our Fifth Amended and Restated Operating Agreement.

The reclassification is being effected pursuant to amendments to our Fifth Amended and Restated Operating Agreement, which amendments will be embodied in our Sixth Amended and Restated Operating Agreement.  Under the South Dakota Limited Liability Company Act, members of a South Dakota limited liability company such as Great Plains are only entitled to vote on amendments to a company’s operating agreement to the extent required by the operating agreement.  There is no separate approval requirement in the South Dakota Limited Liability Company Act relating to exchanges of member interests for other interests in the company or reclassifications of member units.  Accordingly, the only provision of South Dakota law that is applicable to the reclassification is the provision relating to the amendment of the Fifth Amended and Restated Operating Agreement.

Our Fifth Amended and Restated Operating Agreement provides, in Section 8.1, that, except for situations in which approval of members is otherwise required by the operating agreement or by nonwaivable provisions of the South Dakota Limited Liability Company Act, the powers of the company will be exercised by or under the authority of the board of managers.  The board of managers was given power to make all decisions and take all actions for the company unless otherwise provided in the Fifth Amended and Restated Operating Agreement, including to amend the terms and provisions of the Fifth Amended and Restated Operating Agreement.  The Fifth Amended and Restated Operating Agreement requires that any act of the board of managers must be approved by a majority vote of disinterested managers, except that amendments to the Fifth Amended and Restated Operating Agreement will require the vote of the representative elected by the Class B member and the vote of at least all but one of the other members of the board of managers.  For purposes of the Fifth Amended and Restated Operating Agreement, a “disinterested” manager is any manager that does not have a material financial interest in any contract or agreement to be approved by the board of managers.  Because the board determined that no member of the board had any material financial interest in the Rule 13e-3 transaction, the transaction was approved by the board without any recusal.  The transaction was approved unanimously by all board members.

There is no other voting or approval requirement applicable to the Rule 13e-3 transaction contained in the Fifth Amended and Restated Operating Agreement.  Section 3.9 of the Fifth Amended and Restated Operating Agreement specifies that members are entitled to vote only on the following matters:

•                  any merger or consolidation of the company with another business entity or the exchange of interests in the company for interests in another company;

•                  the sale, lease, exchange or other disposition of substantially all of the company’s assets; and

•                  the voluntary dissolution of the company.

Because the Rule 13e-3 transaction does not involve a transaction of the type described above, no approval of members is required under the terms of the Fifth Amended and Restated Operating Agreement.

In addition, Section 3.9 of the Fifth Amended and Restated Operating Agreement also gives the board of managers the right to establish additional classes of members.

Accordingly, you do not have the right to vote on the Rule 13e-3 transaction, or the effecting amendments to our Fifth Amended and Restated Operating Agreement, and Great Plains is not seeking a vote of members on these matters.

Appraisal Rights

Under South Dakota law, you do not have appraisal rights in connection with the Rule 13e-3 transaction, and the Fifth Amended and Restated Operating Agreement does not give any appraisal rights.  There may exist other rights or actions under South Dakota law or federal or state securities laws for members who can demonstrate that they have been damaged by the Rule 13e-3 transaction.  Although the nature and extent of these rights or actions are uncertain and may vary depending upon facts or circumstances, member challenges to actions of the company in general are related to the fiduciary responsibilities of limited liability company officers and managers and to the fairness of limited liability company transactions.

Regulatory Requirements

In connection with the Rule 13e-3 transaction, we will be required to make a number of filings with, and obtain a number of approvals from, various federal and state governmental agencies, including complying with federal and state securities laws, which includes filing this transaction statement on Schedule 13E-3 with the SEC.

Fees and Expenses

We will be responsible for paying the Rule 13e-3 transaction-related fees and expenses, consisting primarily of fees and expenses of our attorneys and other related charges.  We estimate that our expenses will total approximately $125,000, assuming the Rule 13e-3 transaction is completed.  This amount consists of the following estimated fees:

Description	Amount

Legal fees and expenses	$105,000
Printing and mailing costs	$15,000
Miscellaneous expenses	$5,000
Total	$125,000

THE SIXTH AMENDED AND RESTATED OPERATING AGREEMENT

We are currently governed by our Fifth Amended and Restated Operating Agreement, as amended, which is attached to this transaction statement as Appendix A.  In connection with the Rule 13e-3 transaction we are adopting amendments to our Fifth Amended and Restated Operating Agreement contained in a Sixth Amended and Restated Operating Agreement, which is attached to this transaction statement as Appendix B.

The Reclassification

Amendments to Article 5 of our Fifth Amended and Restated Operating Agreement contained in the proposed Sixth Amended and Restated Operating Agreement provide for the reclassification of our Class A member units held by members who are the record holders of 2 or fewer Class A member units.  In connection with the reclassification, each Class A member unit held by such record holders will be reclassified on the basis of one Class E member unit for each Class A member unit held by such members immediately prior to the effective time of the reclassification.  Unless the board determines not to move forward with the reclassification, as described in this transaction statement, we anticipate that the reclassification will be effective upon the company’s entry into the proposed amendments to our Fifth Amended and Restated Operating Agreement contained in the proposed Sixth Amended and Restated Operating Agreement.  For a description of the terms of the Class E member units, see “Description of Member Units—Terms of the Class E Member Units to be Received in the Reclassification.”

Description of Proposed Other Changes in the Sixth Amended and Restated Operating Agreement

In addition to the provisions related to the reclassification and the new Class E member units which have been described above and are further described below in “Description of Member Units,” our board of managers has approved the following additional amendments to our Fifth Amended and Restated Operating Agreement:

•                  amendments to the defined terms “Capital Contribution” (Section 1.6) and “Gross Asset Value” (now Section 1.21) in the Fifth Amended and Restated Operating Agreement, which were made to incorporate updates to accounting practices and to include more fulsome terms;

•                  amendments to Section 3.1 of the Fifth Amended and Restated Operating Agreement, clarifying the process by which persons may be admitted as Class A members, Class B members, Class C members, and Class E members, whether as an initial member or upon a transfer of outstanding member units;

•                  an amendment to Section 3.12 of the Fifth Amended and Restated Operating Agreement, changing the ability of members to call special meetings by raising the threshold from 10% of the member units of any class entitled to vote to 30% of the capital units held by Class A, Class B or Class C members;

•                  an amendment to Section 4.1(d) of the Fifth Amended and Restated Operating Agreement, giving our board the authority to disallow (a) a transfer of Class A member units, if such transfer would result in 300 or more Class A members of record or such other number as required to maintain the suspension of the company’s duty to file reports with the SEC, and (b) a transfer of Class C member units, if such transfer would result in 300 or more Class C members of record or such other number as required to maintain the suspension of the company’s duty to file reports with the SEC;

•                  the elimination of Class D member units;

•                  amendments to Section 9.3 of the Fifth Amended and Restated Operating Agreement,  changing the timing of payment of the managing member’s incentive bonus to be quarterly as opposed to on a trimester basis; and

•                  general updates throughout the document, including updates eliminating stale references to our financing completed in 2001 that are no longer applicable to us, our member units or our members.

DESCRIPTION OF MEMBER UNITS

General

We are authorized to issue up to an unlimited number of membership units.  As of the date of this transaction statement,

•                  1,513 Class A member units were issued and outstanding and were held of record by approximately 510 members.

•                  200 Class B member units were issued and outstanding and were held of record by one unit holder.

•                  2,029 Class C member units were issued and outstanding and were held of record by approximately 157 members.

•                  No Class D member units were issued or outstanding.

We estimate the number of Class A member units outstanding after the Rule 13e-3 transaction will be approximately 819 units.  If the Rule 13e-3 transaction is effected, we estimate there will be approximately 694 Class E member units after the Rule 13e-3 transaction.  The exact number of Class E member units and Class A member units following the Rule 13e-3 transaction will depend on the number of Class A member units that are reclassified into Class E member units.   All units, when fully paid, are nonassessable and are not subject to any conversion rights.

The company has previously issued Class B, Class C and Class D member units, although all of the Class D units were converted into Class C member units upon the completion of our financing in 2001 and none are currently outstanding.  The number of outstanding Class B and Class C member units, and the features of the Class B and Class C member units, will not change as a result of the reclassification.  Although we previously filed a registration statement that included our Class C member units, the Class C member units did not become subject to the reporting requirements of Section 15 of the Securities Exchange Act because they have never been held by more than 300 holders of record, and we intend to file a Form 15 to formalize the suspension of the registration of the Class C units concurrently with our completion of the reclassification of the Class A member units.

Generally, the rights and obligations of our members are governed by the South Dakota Limited Liability Company Act and our Fifth Amended and Restated Operating Agreement, as amended, a copy of which is attached as Appendix A to this Transaction Statement.  The following summary describes the material terms of our Class A, B and C member units as currently constituted and the proposed terms of the Class E member units as provided in the proposed amendments to our Fifth Amended and Restated Operating Agreement that would be contained in our Sixth Amended and Restated Operating Agreement.

Class A Member Units

General

Our Class A member units represent an ownership interest in the company.  Each Class A member has the right to:

•      a share of our profits and losses;

•      receive distributions of our assets when declared by our managers;

•      participate in the distribution of our assets if we dissolve;

•      access and copy certain information concerning our business; and

•      vote on matters which require the consent of our members.

Transfer of Units

The transfer of our Class A member units is restricted.  Class A member units cannot be transferred unless a majority of our managers approve the transfer.  The managers may not approve the transfer unless:

•                  the transfer is registered under the Securities Act of 1933 and any applicable state securities laws, or the managers determine that the transfer is exempt from registration under those laws; and

•                  the managers have determined that the transfer, when added to the total of all other dispositions of units within the preceding twelve months, will not jeopardize the company’s partnership status or cause the company to terminate under the Internal Revenue Code.

Following a transfer of Class A member units approved by our managers, the transferee receiving the units may be admitted as a new member of our limited liability company at the discretion of the managers if he or she:

•                  agrees to be bound by our operating agreement by submitting an executed operating agreement, as in effect from time to time;

•                  delivers an executed Corn Delivery Agreement; and

•                  submits any other document required by the company under our Capital Units Transfer System.

We may prohibit a transferee from becoming a member if he or she does not comply with these requirements.  Any transferee that is not admitted as a member will be treated as an unadmitted assignee.  An unadmitted assignee may not vote and may only receive limited distributions and allocations of gain and loss.  Unadmitted assignees are not entitled to any information or accountings regarding our business and may not inspect or copy our books and records.

Redemption Rights

The managers may redeem any units of a member or unadmitted assignee upon any of the following occurrences:

•                  an attempt to dispose of the units in a manner not in conformity with our operating agreement;

•                  a transferee of units fails to become a member within 12 months after obtaining the units;

•                  a breach of the member’s corn delivery requirement; or

•                  a member fails to sell its units 240 days after making an assignment for the benefit of creditors or the occurrence of certain other events related to bankruptcy or dissolution proceedings.

Corn Delivery Requirement

Class A members are subject to a corn delivery obligation requiring each Class A member to deliver to the company 2,500 bushels of corn annually per Class A member unit owned.  Class A members receive payment for their delivery of corn based on an average of market prices at predetermined elevators, or at individually contracted prices, plus a freight allowance. The remaining balance of our corn requirements is supplied from purchases on the open market, based upon individually contracted prices. Our Class A members may apply on an annual basis to be released from the corn delivery obligation if any of the following conditions apply:

•                  the member historically has not produced enough corn to meet the requirement;

•                  the member does not produce enough corn to meet the requirement because the member’s corn is fed to livestock; or

•                  the member produces and stores the majority of the member’s corn greater than 40 miles from our plant.

Restrictive Legend

We may place, on any document evidencing ownership of our Class A member units, restrictive legends similar to the following:

The transferability of the Company Units represented by this document is restricted.  Such Units may not be sold, assigned, or transferred, nor will any assignee, vendee, transferee, or endorsee thereof be recognized as having acquired any such Units for any purposes, unless and to the extent such sale, transfer, hypothecation, or assignment is permitted by, and is completed in strict accordance with applicable state and federal law and the terms and conditions set forth in the Operating Agreement and agreed to by each Member.

The securities represented by this certificate may not be sold, offered for sale, or transferred in the absence of either an effective registration under the Securities Act of 1933, as amended, and under applicable state securities laws, or an opinion of counsel satisfactory to the company that such transaction is exempt from registration under the Securities Act of 1933, as amended and under applicable state securities laws.

Any holder of the Class A Capital Units represented by this Certificate has an annual obligation to deliver corn to Great Plains Ethanol, LLC, under the terms of a Corn Delivery Agreement, a copy of which is available for inspection at the company’s principal office.

 Distribution of Operating Income

Class A members are entitled to receive distributions of cash and property if a distribution is declared by our managers.  Distributions are made to our Class A members in a proportion based on the number of units of all classes that are then issued and outstanding.

Voting Rights

Purchasers of our Class A member units must sign our operating agreement and become a member of our limited liability company before the purchaser will have any voting rights.  Class A members are entitled to one vote on each matter brought to a vote of Class A members, regardless of the number of Class A member units owned.  Class A members may vote their Class A member units on matters on which our managers request the consent of Class A members in writing or at a meeting of the members on all matters coming before a vote of the members.  Under our Fifth Amended and Restated Operating Agreement, our Class A members are entitled to vote only on the following matters:

•                  the merger or consolidation of the company with another business entity or the exchange of interests in the company for interests in another company;

•                  the sale, lease, exchange or other disposition of substantially all of the company’s assets;

•                  the voluntary dissolution of the company; and

•                  the appointment of the Class A representatives to the board of managers.

The first three items listed above must receive the affirmative vote of each class of outstanding member units voting on the matter at hand.  On all matters voted on by the Class A members, the affirmative vote of the majority of the Class A members voting on the matter will be considered the act of the Class A members as a group.  The Class A members do not have cumulative voting or preemptive rights.

Nomination, Election and Removal of Board Members

The Class A members are entitled to nominate and elect five of our nine board members.  The managers elected by the Class A members may be removed for any reason at a special meeting of our members by the affirmative vote of at least 75% if the Class A members.

Modifications to Class A Member Units in the Sixth Amended and Restated Operating Agreement

In connection with the Rule 13e-3 transaction, the amendments to the Fifth Amended and Restated Operating Agreement contained in the proposed Sixth Amended and Restated Operating through an amendment to Section 4.1(d) of the Fifth Amended and Restated Operating Agreement, which will give our board the authority to disallow a transfer of Class A member units, if such transfer would result in 300 or more Class A members of record or such other number as required to maintain the suspension of the company’s duty to file reports with the SEC.

Our Fifth Amended and Restated Operating Agreement permits our managers to amend the terms and provisions of the operating agreement by a majority vote of the disinterested managers.  The managers are only required to obtain the consent of the members in the case of a merger of the company, a sale of most of the company’s assets, the dissolution of the company, or certain other extraordinary events. Therefore, we believe these amendments to our operating agreement properly fall within the authority of our managers without a corresponding need to obtain the approval of our members.  We believe that allowing our managers to amend the operating agreement in this manner without the consent of our members provides our managers with needed flexibility to manage the company with greater efficiency while still affording our members the right to approve significant transactions.

Class B Member Units

As described more fully below, all of our outstanding Class B member units are held by Broin Investments II, LLC.  Holders of the Class B member units generally have the same rights and obligations as described under “—Class A Member Units” above, except that the holders of the Class B member units:

•                  are not subject to any corn delivery requirement;

•                  are required to give the company the opportunity to purchase any Class B member units at fair market value before the holder of the Class B member units may sell any of the units to a third party;

•                  are entitled to one vote per Class B member unit held on each matter brought to a vote of the Class B members; and

•                  voting as a class, have the right to elect one member of the board of managers, which member may be removed only by the Class B member.

Class C Member Units

Holders of the Class C member units have the same rights and obligations as described under  “—Class A Member Units” above, except that the holders of the Class C member units:

•                  are not subject to any corn delivery requirement;

•                  are entitled to one vote per Class C member unit held on each matter brought to a vote of the Class C members; and

•                  voting as a class, have the right to elect three members of the board of managers, which members may be removed only by the affirmative vote of at least 75% of the Class C member units.

The terms of our Class C member units generally will not change as a result of the reclassification.  However, our Sixth Amended and Restated Operating Agreement will contain an amendment to Section 4.1(d) of the Fifth Amended and Restated Operating Agreement giving our board the authority to disallow a transfer of Class C member units if such transfer would result in 300 or more Class C members of record or such other number as required to maintain the suspension of the company’s duty to file reports with the SEC.

Terms of the Class E Member Units to be Received in the Reclassification

Generally, and as set out in the Sixth Amended and Restated Operating Agreement, which is attached as Appendix B to this transaction statement, many of the terms and conditions of the Class E member units will be similar to the terms to the Class A member units discussed above.  The following are differences between the Class A member units and the new Class E member units:

Voting Rights

The Class E member units will not have voting rights, except under very limited circumstances.  Class E members are entitled to vote only as required by South Dakota law.  On the matters on which the Class E members are entitled to vote, the Class E members will have one vote for each Class E member unit held by them.  On the matters on which Class E members are entitled to vote, the Class E members will vote together as a separate class.

Transferability

Under our Sixth Amended and Restated Operating Agreement, our Class E member units will be more freely transferable than our Class A member units, subject to compliance with restrictions imposed by federal securities laws.  Unlike our Class A member units, Class E member units may be transferred without the approval of a majority of our board of managers, except that our board of managers may disallow a transfer of Class E member units if:

•                  it believes that a transfer will result in the Class E member units being held by 500 or more Class E members or another number that otherwise obligates the company to register its Class E member units under Section 12(g) of the Securities Exchange Act; or

•                  the transfer would change certain tax treatments of the company.

As with transferees of our Class A member units, transferees of Class E member units will be required to furnish certain tax information to the company and the company need not make distributions to the transferee until this information is provided.  In order to become members of the company, transferees of Class E member units must also become parties to the company’s operating agreement as then in effect.

Our Class E member units will not be registered with the SEC and upon issuance will be “restricted securities” and will require an appropriate exemption from registration to be eligible for trading.

Restrictive Legend

Certificates representing the Class E member units will bear the same restrictive legend as the certificates currently representing the Class A member units.

Comparison of Features of Class A Member Units and Class E Member Units

The following table sets forth a comparison of the proposed features of the Class A member units and the Class E member units.  Section references are to sections in the proposed Sixth Amended and Restated Operating Agreement.

	Class A Member Units	Class E Member Units

Voting Rights

Holders of Class A member units are entitled to vote on all matters that require the consent of the company’s members, including for the election of managers. (Section 3.8)

The matters specifically requiring Class A member approval under our Sixth Amended and Restated Operating Agreement are:

•      a merger, consolidation or exchange transaction with another company;

•      a sale or disposition of substantially all of the company’s assets;

•      voluntary dissolution of the company; and

•      election or removal of the Class A representatives on our board of managers.

On any matter requiring approval of the Class A member units, Class A members are entitled to one vote, regardless of the number of Class A member units held.

Holders of Class E member units will not have any voting rights, except as required by South Dakota law. On any matter requiring a vote of the Class E member units, Class E members will be entitled to one vote per Class E member unit held. (Section 3.8)

	Class A Member Units	Class E Member Units

Transferability

The transfer of the Class A member units is restricted. Class A member units may not be transferred except for transfers approved by a majority of the company’s board of managers. (Section 4.1)

The board may only permit a transfer if (i) the transfer is registered under applicable securities laws or exempt from such laws, and (ii) the transfer, when aggregated with all other transfers for the preceding 12 months, will not jeopardize the company’s tax status. (Section 4.1)

The board will not approve a transfer of the Class A member units if that transfer would result in the number of Class A members of record equaling 300 or such other number as required to maintain the suspension of the company’s duty to file reports under the Securities Exchange Act. (Section 4.1)

Class E member units may be transferred without approval of a majority of the company’s board of managers, except in two limited circumstances:

• The board believes that a transfer would result in the Class E member units being held by 500 or more record holders or another number that would require the company to register the Class E member units under the Securities Exchange Act; or

• The transfer would jeopardize the company’s tax status. (Section 4.1)

Director Nominations	Holders of Class A member units may nominate and elect five of the company’s nine managers on the board of managers. (Section 8.4(b))	Holders of Class E member units are not entitled to make manager nominations or to vote for the election of any members of our board of managers.

Removal of Managers	Holders of Class A member units may remove any of the members of our board of managers appointed by the Class A members, by a vote of 75% of the Class members. (Section 8.6)	Holders of Class E member units may not remove managers.

Amendments to the Operating Agreement	Holders of Class A member units have no right to amend the operating agreement. Instead, a majority of the company’s disinterested managers may amend the operating agreement. (Section 8.1)	Holders of Class E member units do not have amendment rights. Instead, a majority of the company’s disinterested managers may amend the operating agreement. (Section 8.1)

Corn Delivery Requirement

Class A member units are subject to a corn delivery obligation, requiring certain minimum in-kind distributions of corn to the company of 2,500 bushels of corn annually per Class A member unit owned. Class A members receive payment for their delivery of corn based on an average of market prices at predetermined elevators, or at individually contracted prices, plus a freight allowance. The remaining balance of our corn requirements is supplied from purchases on the open market, based upon individually contracted prices. Our Class A members may apply on an annual basis to be released from the corn delivery obligation if any of the following conditions apply: 1) the member historically has not produced enough corn to meet the requirement; 2) the member does not produce enough corn to meet the requirement because the member’s corn is fed to livestock; or 3) the member produces and stores the majority of the member’s corn greater than 40 miles from our plant.

Class E member units are subject to a corn delivery obligation, requiring certain minimum in-kind distributions of corn to the company of 2,500 bushels of corn annually per Class E member unit owned. Class E members receive payment for their delivery of corn based on an average of market prices at predetermined elevators, or at individually contracted prices, plus a freight allowance. The remaining balance of our corn requirements is supplied from purchases on the open market, based upon individually contracted prices. Our Class E members may apply on an annual basis to be released from the corn delivery obligation if any of the following conditions apply: 1) the member historically has not produced enough corn to meet the requirement; 2) the member does not produce enough corn to meet the requirement because the member’s corn is fed to livestock; or 3) the member produces and stores the majority of the member’s corn greater than 40 miles from our plant.

Sharing of Profits and Losses	Holders of Class A member units are entitled to share in the profits and losses of the company on a pro rata basis with all members of the company. (Section 6.1)	Holders of Class E member units are entitled to share in the profits and losses of the company on a pro rata basis with all members of the company. (Section 6.1)

	Class A Member Units	Class E Member Units

Distributions	Class A members are entitled to receive distributions on a pro rata basis of company cash and property as and when declared by the company’s board of managers. (Section 6.2)	Class E members are entitled to receive distributions on a pro rata basis of company cash and property as and when declared by the company’s board of managers. (Section 6.2)

Dissolution	Class A members are entitled to participate pro rata in the distribution of assets upon the company’s dissolution. (Section 14.2)	Class E members are entitled to participate pro rata in the distribution of assets upon the company’s dissolution. (Section 14.2)

Information Rights	Class A members are entitled to receive financial reports and to access and copy certain information concerning the company’s business. (Section 3.5)	Class E members are entitled to receive financial reports and to access and copy certain information concerning the company’s business. (Section 3.5)

FINANCIAL INFORMATION

Selected Historical Financial Data

Set forth below is our selected historical consolidated financial information.  The historical financial information shown below was derived from the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and from other information and data contained in the Annual Report and Quarterly Report.  The financial information that follows should be read in conjunction with the Annual Report and the Quarterly Report.  Copies of the financial statements and related notes contained in the Annual Report and the Quarterly Report have been included as Appendix C to this transaction statement and may also be obtained as set forth under the caption “Other Matters–Where You Can Find More Information.”  The column below labeled “Pro-forma December 31, 2007 (unaudited)” is based on the historical financial statements of Great Plains and has been prepared to illustrate the effects of the Rule 13e-3 transaction on Great Plains.  The unaudited pro forma information gives effect to the reclassification has if it had been completed on January 1, 2007.

Great Plains Ethanol, LLC (d/b/a POET™ Biorefining – Chancellor)

	March 31, 2008	Historical December 31, 2007	Pro-forma December 31, 2007
			(unaudited)
Statement of Operations Data:

Revenue	$34,142,380	$116,860,787	$116,860,787

Cost of Revenues	$29,252,354	$96,632,969	$96,632,969

Gross Profit	$4,890,026	$20,227,818	$20,227,818

General and Administrative Expense	$1,464,276	$6,782,975	$6,457,975

Income from Operations	$3,425,750	$13,444,843	$13,769,843

Interest Expense	$(305,551)	$(276,290)	$(276,290)

Other Income	$34,144	$670,297	$670,297

Net Income	$3,154,803	$13,838,850	$14,163,850

Capital Units Outstanding	3,742	3,742	3,742

Net Income per Capital Unit	$843	$3,698	$3,785

Cash Distributions declared per Capital Unit	$—	$1,250	$1,250

Balance Sheet Data:

Working Capital	$25,205,674	$15,573,748	$15,573,748

Net Property, Plant & Equipment	$132,258,043	$115,144,690	$115,144,690

Total Assets	$185,430,078	$149,317,309	$149,317,309

Long-Term Debt Obligations	$84,267,930	$59,959,430	$59,959,430

Members Equity	$74,998,606	$71,843,803	$72,168,803

Book Value per Capital Unit	$20,042	$19,199	$19,286

MARKET PRICE OF GREAT PLAINS ETHANOL, LLC

CLASS A MEMBER UNITS AND DISTRIBUTION INFORMATION

Comparative Market Price Data

As of the date of this transaction statement, we had 510 Class A members, 1 Class B member, and 157 Class C members, representing a total of 549 members.

Our capital units are not traded on an established trading market such as a stock exchange or The NASDAQ Stock Market.  Rather, our Class A and Class C capital units are traded on a “qualified matching service” as defined by federal tax code. Under the qualified matching service, interested buyers and sellers of our capital units are matched on the basis of rules and conditions set forth under the federal tax code, and all trades are subject to final approval by our board of managers. Our qualified matching service is operated through Alerus Securities Corporation, a registered broker-dealer operating an SEC registered Alternative Trading System.  The following table contains historical information by quarter for the past two years regarding the trading of capital units under the qualified matching service.  There may be other transactions of which we are not aware.  Where information is indicated in the following table as not available (n/a), it is presented as such because our trades have historically closed on a trimester basis, with each trimester period comprising the four-month periods ending on each April 30, August 31, and December 31.  Because of these trimester closings we have been unable to determine the high and low quarterly prices for the quarters ending September 30, 2007 and September 30, 2006.

	Closing Price Per Unit
Quarter ending:	High	Low	Distribution Paid

June 30, 2008 (through July 18, 2008)	$15,000	$15,000	$0
March 31, 2008	$18,000	$18,000	$0

December 31, 2007	$20,000	$15,000	$0
September 30, 2007	n/a	n/a	$250
June 30, 2007	$26,500	$23,500	$1,000
March 31, 2007	$23,500	$23,500	$1,000

December 31, 2006	$29,750	$29,000	$0
September 30, 2006	n/a	n/a	$2,000
June 30, 2006	$27,500	$22,500	$1,000
March 31, 2006	$20,250	$19,250	$750

Distributions

In 2006, we distributed to our members approximately $14 million in total cash distributions, or $3,750 per capital unit.

In 2007, we distributed to our members approximately $8.4 million in total cash distributions, or $2,250 per capital unit. In 2008, we have made no distributions to date.

Under the terms of our Fifth Amended and Restated Operating Agreement, we are required to make a distribution to our members of at least 20% of the net cash from operations, as long as net cash from operations is in excess of $500,000 for that year or our board of managers determines otherwise. However, we are prohibited from making any distributions that would violate or cause us to default under any of the terms of our credit facilities or debt instruments.  Our debt documents include a distribution limitation of not greater than 75% of net income, and 100% of net income so long as we achieve an owners’ equity ratio (as defined in our debt documents) exceeding 60% and working capital exceeding $12 million.  In addition, distributions are required to be issued to members of record as of the last day of the quarter immediately prior to the quarter in which the distribution was approved by our board of managers.

Our ability to issue distributions is substantially dependent upon our profitability, the discretion of our board of managers subject to the provisions of our operating agreement as in effect from time to time, and the approval of our lender. Because of current economic conditions and our recent and ongoing expansion projects, we anticipate a decrease in distributions in 2008 compared to 2007.

We do not anticipate that the Rule 13e-3 transaction will have any negative effect on our ability to declare and pay distributions to our members, nor will the terms of the Class A member units and the Class E member units differ with respect to the rights of members to receive distributions from the company.  See “Approval of the Sixth Amended and Restated Operating Agreement—Description of the Class E Member Units” for more details.

CLASS A MEMBER UNIT PURCHASE INFORMATION

Prior Purchases of Class A Member Units

During the past two years, we have not repurchased any of our Class A member units.

Recent Transactions

None of Great Plains, its affiliates, managers, or executive officers has made any purchases of our Class A member units during the 60 days preceding the date of this transaction statement.

IDENTITY AND BACKGROUND OF MANAGERS AND EXECUTIVE OFFICERS OF THE COMPANY

During the last five years, the company has not been convicted in a criminal proceeding and has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

During the last five years, none of our managers or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Below are the names, addresses and current principal occupations or employment, as well as the material occupations, positions, offices or employment during the past five years, of each of the managers and executive officers of the company.  Each person identified below is a United States citizen and may be contacted via telephone at (605) 647-0040.  Unless otherwise noted, all managers and executive officers have been employed in the principal occupations noted below for the past five years or more.

Board of Managers

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

Dennis Hardy 47312 288 th Street Beresford, South Dakota 57004

Mr. Hardy, a board member since 2000, has been a farmer in the Beresford, South Dakota area for over 20 years. He is the president of the Farmers Pork Cooperative and the past chairman of the South Dakota Research and Promotion Council. He graduated from South Dakota State University, Brookings, South Dakota, in 1968 with a Bachelor of Science Degree in Electrical Engineering.

Darrin Ihnen 28065 459 th Avenue Hurley, South Dakota 57036

Mr. Ihnen is President of our board of managers, and has been a board member since 2000. Mr. Ihnen has been a farmer in Hurley, South Dakota for over 20 years. He serves as a director of the National Corn Growers Association and was the former president of the South Dakota Corn Growers Association.

Mark Miller 216 W Well Street Freeman, South Dakota 57029

Mr. Miller has been a board member since 2006, and also served between 2000 and 2003. He has been a farmer in Freeman, South Dakota since 1999. Between 1995 and 1999, he was a youth minister for Central Church, Milbank, South Dakota. He is also a former member of the Bethany Church Council in Freeman. He attended South Dakota State University, Brookings, South Dakota.

Dennis Schrag 44133 283 rd Street Freeman, South Dakota 57029	Mr. Schrag has been a board member since 2000. He has been self-employed as a farmer in the Freeman, South Dakota area since 1973. His principal farming operations include row crops and cattle.

Steve Sinning 46366 280 th Street Lennox, South Dakota 57039

A board member since 2000, Mr. Sinning has been a farmer in Lennox, South Dakota, since 1978. He graduated from the University of South Dakota, Vermillion, South Dakota, in 1976 with a Bachelor of Science Degree in Biology.

Fred Thurman, CPA 416 S. 2 nd Avenue Sioux Falls, South Dakota 57104

Mr. Thurman has been a board member since 2003. He is a partner in the accounting firm of Thurman, Comes, Foley and Company, LLP, Sioux Falls, South Dakota. In addition, he is a managing member of four hotel properties and is a member of Corn Energy Investors, LLC. He serves as a director of several ethanol plants located in the Midwest. He graduated from the University of South Dakota, Vermillion, South Dakota, in 1973 with a Bachelor of Science Degree in Accounting.

Dan Viet 27148 SD Hwy 19 Parker, South Dakota 57053

Mr. Viet has been a board member since 2000. He has been a farmer in Parker, South Dakota, since 1982. He is a current member of the Turner County, South Dakota Fair board. He graduated from Vocational Technical College, Mitchell, South Dakota, in 1982 with an Associate Degree in Agricultural Management.

Timothy Voegele 4615 North Lewis Avenue Sioux Falls, South Dakota 57104

A board member since 2007, Mr. Voegele is the Regional Vice President of Operations for POET™ Plant Management and has been employed with POET™ since 2003. Prior to working for POET™, Mr. Voegele held various managerial positions within the food industry. He graduated from Kansas State University, Manhattan, Kansas, in 1982 with degrees in Business Administration and Milling Science and Management.

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

Larry Ward 4615 North Lewis Avenue Sioux Falls, South Dakota 57104

Mr. Ward has been a board member since 2003, and is the Vice President of Project Development for POET™, LLC and has been employed with POET™ since 1997. Prior to working for POET™, he was employed in various management positions within the feed industry. He also serves as a director of several ethanol plants located in the Midwest. He is a former director of the Renewable Fuels Association. He graduated from Mankato State University, Mankato, Minnesota, in 1980 with a Bachelor of Science degree in Business Administration, and from the University of South Dakota, Vermillion, South Dakota, in 1990 with a Masters Degree in Business Administration.

Executive Officer

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years

Rick Serie 27716 462nd Avenue Chancellor, South Dakota 57105

Mr. Serie has served as our general manager since October 2002 and as the designated principal executive and financial officer since April 2003. Mr. Serie is employed directly by POET™ Plant Management, LLC which manages the entire operation of our plant. Prior to working for us through POET™ Plant Management, Mr. Serie was employed by POET™ Plant Management at Agri-Energy, an ethanol plant in Luverne, Minnesota, where he also served as general manager.  Prior to his employment with POET™ Plant Management, he was vice president of operations for Boyle Development, a subsidiary of the Boyle Companies, which owned and operated nursing homes.  Mr. Serie currently serves on the board of directors of the Renewable Fuels Association (RFA), and Dakota Gold Research Association.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets for the current beneficial ownership of persons who own more than 5% of any class of capital units as of July 7, 2008.  No person or entity is currently known to the company to be the beneficial owner of more than 5% of our outstanding Class A member units.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (in units)	Equity Percent of Class	Voting Percent Of Class

Class B	Broin Investments II, LLC 4615 North Lewis Avenue Sioux Falls, SD 5710	200	100	100

Class C	Broin Investments II, LLC 4615 North Lewis Avenue Sioux Falls, SD 5710	400	19.71	19.71

Security Ownership of Mangers and Executive Officer

The table below sets forth information regarding the beneficial ownership of our Class A, B and C member units as of July 7, 2008, by each of our managers and our executive officer, and by all of our managers and executive officers as a group.  Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the Class A member units set forth opposite his name.

The table also sets forth the number and approximate percentage of Class A member units that the persons named in the table would beneficially own after the Rule 13e-3 transaction effective time on a pro forma basis, assuming 694 Class A member units are reclassified as Class E member units and there are no changes in the named person’s ownership between July 7, 2008, and the Rule 13e-3 transaction effective time.

Title of Class	Name and Address of Beneficial Owner(1)	# of Units	Equity Percent of Class (before reclassification)	Voting Percent of Class (before reclassification)	Equity Percent of Class (after reclassification)	Voting Percent of Class (after reclassification)

Class A	Dennis Hardy, Manager	11	*	*	*	*

Class A	Darrin Ihnen, Manager	10	*	*	*	*

Class A	Mark Miller, Manager(2)	2	*	*	—	—

Class A	Dennis Schrag, Manager(3)	3	*	*	*	*

Class A	Steve Sinning, Manager	6	*	*	*	*

Class A	Fred Thurman, Manager	0	—	—	—	—

Class A	Dan Viet, Manager	4	*	*	*	*

Title of Class	Name and Address of Beneficial Owner(1)	# of Units	Equity Percent of Class (before reclassification)	Voting Percent of Class (before reclassification)	Equity Percent of Class (after reclassification)	Voting Percent of Class (after reclassification)

Class A	Timothy Voegele, Manager	0	—	—	—	—

Class A	Larry Ward, Manager	0	—	—	—	—

Class A	Rick Serie, CEO	0	—	—	—	—

Class A	Managers and Executive Officer as a Group	36	2.3	1.2	4.1	3.4

Class B	Fred Thurman, Manager(4)	200	100	100	100	100

Class B	Managers and Executive Officer as a Group	200	100	100	100	100

Class C	Darrin Ihnen, Manager	1	*	*	*	*

Class C	Mark Miller, Manager(2)	11	*	*	*	*

Class C	Dennis Schrag, Manager(3)	13	*	*	*	*

Class C	Steve Sinning, Manager	11	*	*	*	*

Class C	Fred Thurman, Manager(4)	400	19.71	19.71	19.71	19.71

Class C	Dan Viet, Manager	1	*	*	*	*

Class C	Timothy Voegele, Manager	0	—	—	—	—

Class C	Larry Ward, Manager	0	—	—	—	—

Class C	Rick Serie, CEO	1	*	*	*	*

Class C	Managers and Executive Officer as a Group	438	21.5	21.5	21.5	21.5

*              Equals less than 1% beneficial ownership of the class.

(1)           The addresses for each of the individual managers listed above are set forth under “Identity and Background of Executive Officers of the Company.”

(2)           Represents 2 Class A units held of record by Mr. Miller, and 1 Class C unit held of record by Mr. Miller and 10 Class C units held jointly with Mr. Miller’s spouse.

(3)           Represents 1 Class C unit and 1 Class A unit held of record by Mr. Schrag and 2 Class A units and 12 Class C units held of record by Mr. Schrag’s spouse.

(4)           Represents 200 Class B units and 400 Class C units held of record by Broin Investments II, LLC, of which Corn Energy Investors, LLC is a minority member. Mr. Thurman owns an equity interest in Corn Energy Investors, LLC.  Mr. Thurman disclaims beneficial ownership of the Class B and Class C units to the extent of his pecuniary interest in such units.

The information presented in the table is based on information furnished by the specified persons and was determined in accordance with Rule 13d-3 under the Securities Exchange Act, as required for purposes of this transaction statement.  Briefly stated, under that rule, units are deemed to be beneficially owned by any person or group having the power to vote or direct the vote of, or the power to dispose or direct the disposition of, such units, or who has the right to acquire beneficial ownership thereof within 60 days.  Beneficial ownership for the purposes of this transaction statement is not necessarily to be construed as an admission of beneficial ownership for other purposes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

Since our inception, we have engaged in several transactions with related parties. We currently do not have outside managers or unaffiliated members to evaluate related party transactions. Management believes that these transactions were as favorable as those that could have been obtained in an arms-length transaction.

Except as described below with respect to board of manager members Tim Voegele and Larry Ward, and with respect to Rick Serie, our executive officer, we have not entered into, and do not anticipate entering into, any contractual or other related person transactions between our managers or officers, or their affiliates, and the company.

POET™, LLC and its affiliate companies have assisted us in virtually all aspects of our plant’s start-up and current operations. POET™, LLC, of which Jeff Broin is sole owner, is the sole and exclusive owner of the following POET™-related companies with which the company has a material management, marketing or service agreement: POET™ Design and Construction, Inc., POET™ Plant Management, LLC, Ethanol Products, LLC (d/b/a POET™ Ethanol Products), POET™ Nutrition, Inc., and POET™ Research, Inc.  Larry Ward is an employee of POET™, LLC, and Rick Serie and Tim Voegele are employees of POET™ Plant Management.  Jeff Broin is the managing member of Broin Investments II, LLC, which entity owns all of our Class B member units and 400 Class C member units, which represent 19.71% of the Class C member units outstanding.

POET™ Design and Construction, Inc. is an engineering and construction management firm based in Sioux Falls, South Dakota, specializing in the design, engineering, construction, and development of ethanol production facilities.  On August 28, 2006, we entered into a design-build agreement with POET™ Design and Construction to expand our plant to a 100 million gallon production facility, which expansion was completed in March 2008. The total contract cost was $68.1 million. In 2007, we paid POET™ Design and Construction $52.2 million for work performed under this contract. $15,290,331 In addition, we entered into a design build agreement with POET™ Design and Construction to build a solid-waste fuel boiler at our facility. The total contract cost is $25.5 million. In 2007, we paid POET™ Design and Construction approximately $6.7 million for work performed under this contract, with an additional $12,944,014 paid to date in 2008.  The boiler is expected to be completed in early fall of 2008.

POET™ Research is currently the sole provider of the technology to our plant pursuant to a licensing agreement. In exchange for an annual licensing fee, POET™ Research licenses to us the right to use certain technology and patents owned, developed, or obtained by POET™ Research and which relate to the ethanol and co-product production processes. The licensing agreement terminates upon the termination of the management relationship with POET™ Plant Management. Under an addendum to the licensing agreement, POET™ Research licenses to us the right to use a technology called BPX™, which eliminates an energy-intensive step in the cooking phase of the ethanol producing process.

POET™ Plant Management, LLC is our Managing Member and manages the day-to-day operations of the plant.  We pay POET™ Plant Management a fixed annual fee of $366,722, adjusted annually for inflation. We also pay POET™ Plant Management an incentive bonus of 4% of our trimester net income. The trimester bonus is calculated annually based upon audited net profits. We pay certain expenses incurred with respect to operation of the plant while other expenses, including, but not limited to, the provision of a full-time plant general manager and technical manager, are included as part of the flat management fee. In 2007, we paid POET™ Plant Management a total of $1,023,832 for services performed under this contract.

POET™ Plant Management, LLC also operates our corn and natural gas price risk management program. Under a corn and natural gas risk management agreement, we pay an annual fee of approximately $61,400, payable in quarterly installments.

POET™ Nutrition, Inc. markets the distillers grains that are produced at our plant.  We pay POET™ Nutrition a marketing fee of 3% of the gross monthly sales of distillers grains with a minimum annual fee of $200,000 per year. In 2007, we paid POET™ Nutrition $413,064 for the marketing services performed under this contract.

Ethanol Products, LLC (d/b/a POET™ Ethanol Products) purchases and markets the ethanol that we produce at our plant. Our contract with Ethanol Products is in effect until 2013, and automatically renews for additional three-year terms unless discontinued by either party upon at least three months notice prior to the end of the previous term. Ethanol Products receives a marketing fee of $.0060 per gallon of ethanol sold, and an administrative fee of $.0025 per gallon of ethanol sold. In 2007, we paid Ethanol Products $479,945 for the marketing and administrative services performed under the marketing agreement.

Except as set forth under the company’s Fifth Amended and Restated Operating Agreement, the company does not have any formal policies and procedures for the review, approval or ratification of transactions between individual board members or officers and the company. Under our Fifth Amended and Restated Operating Agreement, all acts of the board, except for a few specified acts, are required to be conducted by majority vote of disinterested persons serving on the board. A disinterested person is defined as a person who does not have a financial interest in any contract or agreement, or whose affiliates do not have a financial interest in the same. A person who is not disinterested is precluded from voting on the matter at hand unless such agreement or contract is made available to all members of the company. In 2007 and to date in 2008, the terms and conditions regarding a vote by disinterested board members were fully complied with under our Fifth Amended and Restated Operating Agreement.

Agreements Involving Great Plains’s Securities

There are no agreements relating to any class of our member units other than our Fifth Amended and Restated Operating Agreement, which sets forth the rights and preferences of each class of member units.  A copy of our Fifth Amended and Restated Operating Agreement is attached as Appendix A to this transaction statement.

OTHER MATTERS

Reports, Opinions, Appraisals and Negotiations

We have not received any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.

Forward Looking Statements

Statements contained herein that are not purely historical are forward-looking statements, including, but not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future.  We caution you not to place undo reliance on any forward-looking statements made by, or on behalf us in this transaction statement or in any of our filings with the SEC or otherwise.  Additional information with respect to factors that may cause our results to differ materially from those contemplated by forward-looking statements is included in our current and subsequent filings with the SEC.  See “—Where You Can Find More Information.”

Where You Can Find More Information

We are subject to the information requirements of the Securities Exchange Act, and in accordance therewith we file reports, transaction statements and other information with the SEC.  Such reports, transaction statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 100 F Street, N.E., Washington, D.C., 20549.  Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549.  You may obtain information on the operations of the SEC’s public reference room in Washington, DC by calling the SEC at 1-800-SEC-0330.  In addition, such reports, transaction statements and other information are available from the Edgar filings obtained through the SEC’s Internet Website (http://www.sec.gov).

Information Incorporated by Reference

In our filings with the SEC, information is sometimes incorporated by reference.  This means that we are referring you to information that we have filed separately with the SEC.  The information incorporated by reference should be considered part of this transaction statement, except for any information superseded by information contained directly in this transaction statement.  The following documents are incorporated by reference herein:

•      our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, including unaudited financial information;

•      our Annual Report on Form 10-K for fiscal year ended December 31, 2007, including audited financial information; and

•      our Current Reports on Form 8-K filed on June 23, 2008, April 10, 2008, March 3, 2008 and January 28, 2008.

We have supplied all information contained in or incorporated by reference in this document relating to us, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act’s forward-looking statement safe harbor contained in any such document is excluded, and is not incorporated herein by reference.  You may have already received the information incorporated by reference in this document by us, and we have attached our Annual Report for the year ended December 31, 2007 and Quarterly Report for the quarter ended March 31, 2008 with this transaction statement as Appendix C.  You can also obtain any of them through the SEC at the locations described above, or through us at the address below.  We will provide to you, without charge, by first class mail or other equally prompt means within one business day of any written or oral request by you, a copy of any report or other information incorporated by reference in this document by us.  You should direct your request to the following address:  Great Plains Ethanol, LLC, 27716 462nd Avenue, Chancellor, South Dakota 57015, Attention: Steve Kary or Charlynn Hay.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2008

GREAT PLAINS ETHANOL, LLC

By:	/s/ Rick Serie
Name:	Rick Serie
Title:	Chief Executive Officer

S-1

APPENDIX A

FIFTH AMENDED AND RESTATED GREAT PLAINS

ETHANOL, LLC OPERATING AGREEMENT, AS AMENDED

A-i

FIFTH AMENDED AND RESTATED

OPERATING AGREEMENT

OF

GREAT PLAINS ETHANOL, LLC

April 17, 2006

Appendix A

A-ii

A-iii

A-iv

A-v

A-vi

FIFTH AMENDED AND RESTATED

OPERATING AGREEMENT

OF

GREAT PLAINS ETHANOL, LLC

This Fifth Amended and Restated Operating Agreement of GREAT PLAINS ETHANOL, LLC, is hereby adopted and entered into effective as of the 17thnd day of April, 2006, for good and valuable consideration, by the Members (as defined below).  This Fifth Amended and Restated Operating Agreement amends and restates in its entirety that certain Fourth Amended and Restated Operating Agreement dated February 17, 2005 by and among the Members.

ARTICLE 1

DEFINITIONS

As used in this Operating Agreement, the following terms have the following meanings:

1.1           “Act” means the South Dakota Limited Liability Company Act and any successor statute, as amended from time to time.

1.2           “Affiliate” of any Person shall mean any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner.  For purposes of this definition, “control” (including “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

1.3           “Articles” means the Articles of Organization filed with the Secretary of State of South Dakota on December 20, 2000, by which GREAT PLAINS ETHANOL, LLC was organized as a South Dakota limited liability company under and pursuant to the Act.

1.4           “Board of Managers” means the Managers acting as a group with the powers set forth in the Articles and this Operating Agreement.

1.5           “Bankrupt Member” means (except to the extent that the Board of Managers determine otherwise) any Member (a) that makes a general assignment for the benefit of creditors; (b) files a voluntary bankruptcy petition under Chapter 7 of the United States Bankruptcy Code; (c) files a petition or answer seeking for the Member a liquidation, dissolution, or similar relief under any law; (d) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in a proceeding of the type described in subclauses (a) through (c); (e) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member’s or of all or any substantial part of the Member’s properties; or (f) against which an involuntary petition has been filed and a proceeding seeking relief under Chapter 7 of the United States Bankruptcy Code, liquidation, dissolution, or similar relief under any law has been commenced and 90 days have expired without dismissal thereof or with respect to which, without the Member’s consent or acquiescence, a trustee, receiver, or liquidator of the Member or of all or any substantial part of the Member’s properties has been appointed and 90 days have expired without the appointment having been vacated or stayed, or 90 days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

1.6           “Capital Contribution” means any actual contribution by a Member to the capital of the Company through the purchase of Capital Units (but does not include subscribed for, but unpaid Capital Units).

1.7           “Capital Unit” or “Unit” means Capital Units of the Company with the rights and privileges set forth in this Operating Agreement, including Class A, Class B, Class C and Class D Capital Units, and any other Class of Capital Units as may be approved and adopted by the Board of Managers.

1.8           “Capital Unit Transfer System” means the procedures set forth in Article 4 of the Operating Agreement governing all Dispositions of Capital Units.

1.9           “Class A Members” means holders of Class A Capital Units who have executed and agreed to be bound by this Operating Agreement.

1.10         “Class B Members” means holders of Class B Capital Units who have executed and agreed to be bound by this Operating Agreement.

1.11         “Class C Members” means holders of Class C Capital Units who have executed and agreed to be bound by this Operating Agreement.

1.12         “Class D Members” means holders of Class D Capital Units who have executed and agreed to be bound by this Operating Agreement.

1.13         “Code” means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

1.14         “Committed Capital” means the purchase price of the Capital Units subscribed for by a Member in the Offering pursuant to a subscription agreement that has been accepted by the Company, regardless of whether such purchase price has been fully paid.

1.15         “Company” means GREAT PLAINS ETHANOL, LLC, a manager-managed South Dakota limited liability company.

1.16         “Dispose,” “Disposing,” or “Disposition” means sale, assignment, transfer, gift, exchange, or other disposition of one or more Capital Units, whether voluntary or involuntary, but not the mortgage, pledge, or grant of a security interest therein.

1.17         “Escrow Account” means the Company’s escrow account at Dakota Heritage State Bank into which the Capital Contributions from the sale of Class A, Class B and Class C Capital Units will be deposited until subscriptions are received for at least $11.55 million and the other conditions to the Offering are satisfied, or until such Capital Contributions are returned to the investors if said minimum amount is not committed.

1.18         “Manager” means any natural Person who is a member of the Board of Managers of the Company, whether initially named in the Articles or later elected as provided in this Operating Agreement.

1.19         “Managing Member” means Broin Management, LLC, a Minnesota limited liability company, or any successor appointed by the Board of Managers.

1.20         “Member” means any Person who holds one or more Capital Units and has executed this Operating Agreement, whether initially admitted as of the date of this Operating Agreement or later admitted to the Company as a Member as provided in this Operating Agreement.  Unless the context otherwise requires, the term “Member” shall include any Member’s representative in event of the death, incapacity, or liquidation of the Member.  Except as specifically stated otherwise, “Members” refers to all Class A, Class B, Class C and Class D Members.

1.21         “Net Cash from Operations” means the gross cash proceeds from the Company’s operations, sales, and other dispositions of assets, including but not limited to investment assets, (but not including sales and other dispositions of all or substantially all of the assets of the Company), less the portion thereof used to pay, or set aside for, the established reserves for all the Company’s expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the Board of Managers.  Net Cash from Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reduction of reserves previously established, but not expended, as authorized by the Board of Managers.

1.22         “Offering” means the offer and sale of the Company’s Class A and Class C Capital Units, pursuant to a registration statement to be filed with the Securities and Exchange Commission, not to exceed an aggregate of 4,460 Capital Units to be completed not later than March 15, 2002.

1.23         “Offering Proceeds” means the Capital Contributions received from the sale of the Class A and Class C Capital Units pursuant to the Offering.

1.24         “Ownership Percentage” with respect to any Member means the percentage of ownership of a Member determined by taking the total Capital Units held by such Member divided by the aggregate total number of issued and outstanding Capital Units.

1.25         “Person” includes an individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, corporation, foreign corporation, cooperative, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

1.26         “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

1.27         “Trimester” means any of the four-month periods ending on April 30, August 31, December 31, which shall be the periods set by the Board of Managers for delivery of corn to the Company’s ethanol plant and may be used for other administrative matters.

Other terms defined herein have the meanings so given them.

ARTICLE 2

ORGANIZATION

2.1           Formation.  The Company has been organized as a South Dakota limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a certificate of organization for the Company by the Secretary of State of South Dakota.

2.2           Name.  The name of the Company is GREAT PLAINS ETHANOL, LLC and all Company business must be conducted in that name or such other names that comply with applicable law as the Board of Managers may select from time to time.

2.3           Registered Office; Registered Agent, Principal Office in the United States; Other Offices.  The registered office of the Company required by the Act to be maintained in the State of South Dakota shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Board of Managers may designate from time to time in the manner provided by law.  The registered agent of the Company in the State of South Dakota shall be the initial registered agent named in the Articles or such other Person or Persons as the Board of Managers may designate from time to time in the manner provided by law.  The principal office of the Company in the United States shall be at such place as the Board of Managers may designate from time to time, which need not be in the State of South Dakota, and the Company shall maintain records there as required by the Act and shall keep the street address of such principal office at the registered office of the Company in the State of South Dakota.  The Company may have such other offices as the Board of Managers may designate from time to time.

2.4           Purpose.  The purpose of the Company is to produce and market ethanol and ethanol co-products and any other purpose allowed under South Dakota law.

2.5           Foreign Qualification.  Prior to the Company’s conducting business in any jurisdiction other than South Dakota, the Board of Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board of Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.  At the request of the Board of Managers, the Company’s Officers (as specified in Article 7) shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Operating Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.6           Term. The Company commenced its existence on the date the Secretary of State of South Dakota issued a certificate of organization for the Company and shall continue in existence until dissolved.

2.7           Mergers and Exchanges.  The Company may be a party to (a) a merger, (b) a consolidation, or (c) an exchange or acquisition, subject to the requirements of this Operating

Agreement.  Consent to any such merger, consolidation, exchange or acquisition shall be by vote of the Members as set out in Article 3.

2.8           No State-Law Partnership.  The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal income and state income tax purposes, and this Operating Agreement may not be construed to suggest otherwise.

2.9           Fiscal Year.  The Company’s fiscal year shall end on December 31 of each year or such other date as the Board of Managers shall determine.

ARTICLE 3

MEMBERS

3.1           Members.

(a)           The initial Members of the Company are the Persons executing this Operating Agreement as of the date of this Operating Agreement as Class D Members, each of whom shall be admitted to the Company as a Class D Member effective contemporaneously with the execution by such Person of this Operating Agreement.

(b)           Additional Persons will not be admitted as Members of the Company unless and until subscriptions have been received for the purchase of at least 2,310 Capital Units, which shall be the minimum number of Capital Units offered in the Offering, and all other conditions to the Offering have been satisfied.  The Board of Managers will have the option to accept subscriptions in the Offering for up to 4,460 Capital Units until March 15, 2002.  The Board of Managers shall have the discretion to terminate the Offering at any time.  Total Committed Capital raised in the Offering will be no less than $11,550,000.00 and no greater than $22,300,000.00.  A Person who subscribes for Capital Units in the Offering will not be admitted as a Member unless and until: (i) such Person has submitted a completed subscription agreement, including a counterpart signature agreeing to be bound by this Operating Agreement, (ii) such Person has submitted full payment of the purchase price for the number of Capital Units subscribed for in the subscription agreement, or such Person has submitted payment of no less than 10% of such purchase price and delivered a promissory note in form and substance satisfactory to the Company for the balance of such purchase price, (iii) the Board of Managers has, in writing, admitted such Person as a Member by countersigning such Person’s subscription agreement, and (iv) such Person has submitted a completed Corn Delivery Agreement, if such Person is purchasing Class A Capital Units.

(c)           After the termination of the Offering, a Person may become a Member by acquiring one or more Capital Units (i) directly from the Company or (ii) from a Member in a Disposition in compliance with the provisions of this Operating Agreement.

(d)           Any Person who satisfies the requirements of this Operating Agreement may be a Member unless the Person lacks capacity apart from the Act.

3.2           Representations and Warranties.  Each Member represents and warrants to the Company and each other Member that:

(a)           if that Member is a corporation, it is duly organized, validly existing and in good standing under the laws of the state of its incorporation and is duly qualified and in good standing as a foreign corporation in the jurisdiction of its principal place of business (if not incorporated therein);

(b)           if that Member is a limited liability company, it is duly organized, validly existing, and (if applicable) in good standing under the laws of the state of its organization and is duly qualified and (if applicable) in good standing as a foreign limited liability company in the jurisdiction of its principal place of business (if not organized therein);

(c)           if that Member is a partnership, trust, or other entity, it is duly formed, validly existing, and (if applicable) in good standing under the laws of the state of its formation, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not formed therein), and the representations and warranties in clause (a), (b) or (c), as applicable, are true and correct with respect to each partner (other than limited partners), trustee, or other member thereof;

(d)           that the Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this Operating Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other Persons necessary for the due authorization, execution, delivery, and performance of this Operating Agreement by that Member have been duly taken;

(e)           that the Member has duly executed and delivered this Operating Agreement; and

(f)            that the Member’s authorization, execution, delivery, and performance of this Operating Agreement does not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

3.3           Admission of Additional Members.  No Person shall become a Member without the approval of the Board of Managers.  The Board of Managers may refuse to admit any Person as a Member in its sole discretion.  Additional Persons may be admitted to the Company in the discretion of the Board of Managers.  Any such admission also must comply with the requirements described elsewhere in this Operating Agreement and will be effective only after such Person has executed and delivered to the Company a subscription agreement or other written document including such Person’s: (a) address for notices, (b) agreement to be bound by this Operating Agreement, and (c) representation and warranty that the representations and warranties required of all Members in this Operating Agreement are true and correct with respect to such Person.  If the Person is to be a Class A Member, the Person must also submit an executed Corn Delivery Agreement.  The provisions of this section shall apply to any Person who acquires Capital Units directly from the Company or through a Disposition by a Member.

3.4           Interests in a Member.  A Member that is not a natural person may not cause or permit an interest, direct or indirect, in itself to be Disposed of in violation of the Securities Act of 1933, as amended, or such that, after the Disposition, (a) the Company would be considered to have terminated within the meaning of Section 708 of the Code or (b) without the consent of the Board of Managers, that Member shall cease to be controlled by substantially the same Persons who control it as of the date of its admission to the Company.  On any breach of this Section 3.4, the Company shall have the option to redeem, and on exercise of that option the breaching Member shall surrender, the breaching Member’s Capital Units in accordance with Section 4.3 of this Operating Agreement.

3.5           Information.

(a)           In addition to the other rights specifically set forth in this Operating Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated.  The Members agree, however, that, except as otherwise provided by law, the Board of Managers from time to time may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Company should be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members or their assignees or representatives to examine or copy any such confidential information.

(b)           The Members acknowledge that from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or Persons with whom it does business.  Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any Person other than another Member, except for disclosures (i) compelled by law (but the Member must notify the Board of Managers promptly of any request for that information before disclosing it, if practicable), (ii) to advisers or representatives of the Member or Persons who have acquired that Member’s Capital Units through a Disposition as permitted by this Operating Agreement, but only if the recipients have agreed to be bound by the provisions of this section, or (iii) of information that the Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality.  The Members acknowledge that a breach of the provisions of this section may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both.  Accordingly, the Members agree that the provisions of this section may be enforced by specific performance.

3.6           Liabilities to Third Parties.  Except as otherwise expressly agreed in writing, no Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court.

3.7           Withdrawal. A Member does not have the right or power to withdraw from the Company as a Member, except as set forth in this Operating Agreement.

3.8                                 Lack of Authority.  No Member, other than the Managing Member or a Member acting in his or her capacity as an officer of the Board of Managers or as an officer of the Company, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company, except with the prior consent of the Board of Managers.  The Managing Member has the authority set forth in Article 9 of this Operating Agreement.

3.9                                 Classes and Voting.  Unless the Articles state to the contrary or as provided by this Operating Agreement, or any amendment hereto, there shall be four classes of Members.  There shall be Class A Members, Class B Members, Class C Members, and Class D Members.  The Board of Managers may establish additional classes or groups of one or more Members.

(a)                                  Class A Members Class A Members.  Class A Members shall be entitled to vote on all matters coming to a vote of the Class A Members.  Each Class A Member may cast only one vote on each matter brought to a vote of the Class A Members, regardless of the number of Class A capital units owned.  On all matters voted upon by the Class A Members, the affirmative vote of the majority of the Class A Members voting on the matter at hand shall be the act of the Class A Members, except that the election of individuals serving on the Board of Managers for purposes of Section 3.9(e) shall be determined by a vote of the plurality of the Class A Members voting on the matter at hand and the removal of individuals serving on the Board of Managers for purposes of Section 8.6 shall be determined by the vote stated therein.

(b)                                 Class B Members.  Class B Members shall be entitled to vote on all matters coming to a vote of the Class B Members.  Each Class B Member may cast one vote for each Class B Capital Unit held by the Class B Member on each matter brought to a vote of the Class B Members.  On all matters to be voted upon by the Class B Members, the affirmative vote of the holders of a majority of the Class B Capital Units shall be the affirmative act of the Class B Members.

(c)                                  Class C Members.  Class C Members shall be entitled to vote on all matters coming to a vote of the Class C Members.  Each Class C Member may cast one vote for each Class C Capital Unit held by the Class C Member on each matter brought to vote of the Class C Members.  On all matters voted upon by the Class C Members, the affirmative vote of the majority of the Class C Capital Units voting on the matter at hand shall be the act of the Class C Members, except that the election of individuals serving on the Board of Managers for purposes of Section 3.9(e) shall be determined by a vote of the plurality of the Class C Capital Units voting on the matter at hand and the removal of individuals serving on the Board of Managers for purposes of Section 8.6 shall be determined by the vote stated therein.

(d)                                 Class D Members.  Class D Members shall be entitled to vote on all matters coming to a vote of the Class D Members.  Each Class D Member may cast one vote for each Class D Capital Unit held by the Class D Member on each matter brought to a vote of the Class D Members.  On all matters to be voted upon by the Class D Members, the affirmative vote of the holders of a majority of the Class D Capital Units shall be the act of the Class D Members.

(e)                                  Voting by Classes. Members shall only be entitled to vote on the following matters: (i) the merger or consolidation of the Company with another business entity or the exchange of interests in the Company for interests in another company; (ii) sale, lease, exchange or other disposition of substantially all of the Company’s assets; and (iii) voluntary dissolution of the Company. Any matter identified in terms (i) through (iii) of the                           preceding sentence must receive the affirmative vote of each Class of outstanding Capital Units voting at the matter at hand to be the act of the Members of the Company. The Members of each Class shall vote separately for the election and removal of representatives on the Board of Managers for their respective Classes as set forth in section 8.4 and 8.6 of this Operating Agreement.

3.10                           Place and Manner of Meeting.  All meetings of the Members shall be held at such time and place, within or without the State of South Dakota, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.  Presence in person, or by proxy or written ballot, shall constitute participation in a meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.11                           Conduct of Meetings.  All meetings of the Members shall be presided over by the President.  All meetings of the Members shall be conducted in general accordance with the most recent edition of Roberts’ Rules of Order, or such other rules and procedures as may be determined by the Board of Managers in its discretion.

3.12                           Annual Meeting.  The annual meeting of the Members for the transaction of all business which may come before the meeting shall be held on a date determined by the Board of Managers.  Failure to hold the annual meeting at the designated time shall not be grounds for dissolution of the Company.

3.13                           Special Meetings.  Special meetings of the Members may be called at any time by the President, the Board of Managers or by the Secretary upon the request of the holders of at least 10% of the Capital Units of any Class entitled to be voted at such meeting.  Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on at the special meeting.

3.14                           Notice.  Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting either personally or by mail, by or at the direction of the President, the Secretary or the Board of Managers calling the meeting, to each Member entitled to vote at the meeting.  If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at the Member’s address as it appears on the records of the Company, with postage thereon prepaid.

(a)                                  If a purpose of any Member meeting is to consider any of the following matters, the notice must state such purpose:

(i)                                     a plan of merger, consolidation, or exchange;

(ii)                                  the sale, lease, exchange or other disposition of all, or substantially all, of the Company’s assets;

(iii)                               the voluntary dissolution of the Company; or

(iv)                              the removal of any representative on the Board of Managers.

(b)                                 The notice for any Member meeting relating to any of the purposes listed in (a) above must be accompanied by respectively a copy or summary of the respective:

(i)                                     plan of merger, consolidation or exchange;

(ii)                                  the transaction description for the proposed sale, lease, exchange or other disposition of all, or substantially all, of the Company’s assets;

(iii)                               the plan of liquidation; or

(iv)                              identification of the Manager or Managers whose removal is sought.

3.15                           Quorum of Members.  Ten percent of the Class A Members, Class B Members representing 10% of the outstanding Class B Capital Units, and Class C Members representing 10% of the outstanding Class C Capital Units, represented in person, by proxy, or by written ballot, shall constitute a quorum at a meeting of the Members.  The Members present at a duly organized meeting at which a quorum is present may transact business until adjournment, notwithstanding the departure or withdrawal of enough Members to leave less than a quorum.

3.16                           Voting of Capital Units by Company.  A Capital Unit owned by another limited liability company, corporation, or other legal entity, the majority of which is owned or controlled by this Company, and a Capital Unit held by this Company in a fiduciary capacity, shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total Capital Units of a Class at any given time.

3.17                           Closing Record Books and Fixing Record Date.  For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof or in order to make a determination of Members for any other proper purpose, the Board of Managers may provide that the record books shall be closed for a stated period not exceeding 10 days.  If the record books shall be closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such books shall be closed for a period not exceeding 10 days immediately preceding such meeting.  In lieu of closing the record books, the Board of Managers may fix in advance a date as the record date for any such determination of Members, such date in any case to be not more than 60 days and in the case of a meeting of Members, not less than 10 days prior to the date of which the particular action requiring such determination of Members is to be taken.  If the record books are not closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members, the date on which notice of the meeting is mailed, as the case may be, shall be the record date for such determination of Members.  When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of record books and the stated period of closing has expired.

3.18                           Fixing Record Dates for Ballots by Mail.  Unless a record date shall have previously been fixed or determined herein, whenever action by Members is proposed to be taken by written ballot without attendance being required at a meeting of Members, the Board of Managers may fix a record date for purposes of determining Members entitled to vote by ballot on the action, which record date shall be set by the Board of Managers not more than 60 days prior to the deadline for returning ballots to the Company.  If no record date has been fixed by the Board of Managers, the record date for determining Members entitled to vote by written ballot without requiring attendance at a meeting of Members shall be at the close of business on the tenth day preceding the mailing of the written ballots to the Members.

3.19                           Proxies.  At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his duly authorized attorney-in-fact, except with respect to the election of representatives to the Board of Managers for which Members shall be required to vote in person or as permitted by the Board of Managers by mail-in ballot.  Such proxy shall be filed with the Secretary of the Company before or at the time of the meeting.  A proxy shall be considered filed with the Company when received by the Company at its executive offices, unless later revoked.  No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

ARTICLE 4

DISPOSITION OF CAPITAL UNITS

4.1                                 General Restrictions on the Disposition of Capital Units.

(a)                                  No Disposition of Capital Units shall be valid except as specifically provided in this Article 4.  To be valid, a Deposition must be approved by the Board of Managers and comply with the Company’s Capital Units Transfer System as adopted or approved by the Board of Managers, as it may be amended from time t time, and it is the intent of this Operating Agreement that:  (i) the tax status of this Company be the same as for a partnership, (ii) this Company preserve its partnership tax status by complying with Section 1.7704-1, et seq., and any amendments thereto, and (iii) to the extent possible, this Operating Agreement shall be read and interpreted to prohibit the free transferability of Capital Units.  Any attempted Disposition by a Person of Capital Units or any other interest or right, or any part thereof, in or in respect of the Company, other than in accordance with this Article 4 and the Capital Units Transfer System shall be, and is hereby declared, null and void ab initio.

(b)                                 The Board of Managers shall not approve, and the Company shall not recognize for any purpose, any purported Disposition of a Capital Unit unless and until the other applicable provisions of this Article 4 have been satisfied, all conditions have been satisfied under the Capital Units Transfer System, and the Company has received a completed transfer request in the form adopted by the Board of Managers, or such other written document (i) executed by both the Member effecting the Disposition (or such Member’s representative if the transfer is on account of the death, incapacity, or liquidation of the Member effecting the Disposition,) and the Person acquiring the Capital Unit in the proposed Disposition; (ii) setting forth the number of Capital Units of each Class subject to the Disposition; and (iii) containing a representation and warranty that the Disposition was made in accordance with all applicable laws and regulations (including all applicable federal and state securities laws).  If the Person acquiring the Capital Units in the Disposition is not a Member, then such Person must also comply with Section 3.3 of this Operating Agreement.  If the Capital Units subject to the Disposition are Class A Capital Units then the Person acquiring the Class A Capital Units in the Disposition must also execute and submit to the Company a Corn Delivery Agreement in accordance with this Operating Agreement.  Dispositions of Capital Units, and the resulting admissions of new Members, if applicable, are effective as of the first day of the Trimester immediately following the Trimester in which such matters are approved by the Board of Managers.  Upon the effectiveness of a Disposition of all or a portion of a Member’s Capital Units, the Company shall transfer all, or the respective proportion of the capital account of the Member effecting the Disposition to the Member who has acquired the Capital Units.  No partial Capital Units may be subject to a Disposition.  If a Person becomes the beneficial holder of Capital Units but has not been accepted as a Member (for example, upon a Member’s death or if the Board of Managers refuses to accept such Person as a Member), such Person shall receive the allocations of income, gain, losses, deductions, credits, and distributions in accordance with Article 6 of this Operating Agreement until such time as the Person becomes a Member or until such Person’s Capital Units are redeemed in accordance with Section 4.6 of this Operating Agreement.  Such Person shall have no voting rights until such time as the Person becomes a Member and complies with this Section 4.1.

(c)                                  The Board of Managers will not approve any Disposition unless (i) either (A) the Disposition is registered under the Securities Act of 1933, as amended, and any applicable state securities laws or (B) the Company has determined that the Disposition is exempt from registration under those laws; and (ii) the Company has determined that the Disposition, when added to the total of all other Dispositions within the preceding 12 months, would not result in the Company being considered to have terminated within the meaning of the Code or losing its partnership status and being taxed as a C corporation within the meaning of the Code.

(d)                                 The Member effecting a Disposition and any Person admitted to the Company in connection therewith shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Disposition or admission on or before the thirtieth day after the receipt by that Person of the Company’s invoice for the amount due.  If payment is not made by the date due, the Person owing that amount shall pay interest on the unpaid amount from the date due until paid at the legal rate of interest allowed under South Dakota law.

4.2                                 Tax Elections.  In the event of a Disposition of all or part of the Capital Units of any Member, the Company, in the sole discretion of the Board of Managers, may elect pursuant to Section 754 of the Code (or any successor provisions) to adjust the basis of the assets of the Company.

4.3                                 Redemption.  The Company shall have the right to redeem the Capital Units of a Member or a Person who beneficially holds Capital Units upon any of the following occurrences:

(a)                                  An attempt to Dispose of the Capital Units in a manner not in conformity with this Operating Agreement.

(b)                                The failure of a Person who becomes the beneficial holder of Capital Units to comply with Section 4.1 of this Operating Agreement and become a Member within a 12-month period following the date that the Person became a beneficial holder of the Capital Units.

(c)                                 Breach of the Member’s Corn Delivery Agreement with respect to such Capital Units and failure to cure such breach subsequent to the giving of written notice by the Company as provided therein.

(d)                                The Member becomes a Bankrupt Member and the Company is not able to sell its Capital Units within 240 days through the Capital Units Transfer System.

If the Company exercises its right to redeem a Member’s or Person’s Capital Units pursuant to any of the above, upon receipt of such Member’s or Person’s Capital Unit certificate, the Company shall pay to such Member or Person 10% of the price at which such Capital Units were originally offered for sale by the Company.  In addition, the Company shall have the right to redeem a Member’s Capital Units upon breach of the Member’s obligation to pay any outstanding balance of its Committed Capital pursuant to such Member’s promissory note with respect to payment for such Capital Units and to retain all amounts of such Member’s previously Contributed Capital as liquidated damages.  Upon redemption, any Corn Delivery Agreement or promissory note of such Member relating to such Capital Units shall become null and void.  Nothing in this section shall be interpreted to limit or prevent the Company from seeking any legal or equitable relief that would otherwise be available to the Company.

4.4                                 Disposition by Broin Investments II, LLC; Right of First Refusal.  Broin Investments II, LLC, shall be prohibited from Disposing of all or a portion of its Class B Capital Units issued in the Offering, other than to an Affiliate of Broin Investments II, LLC, without first offering the Class B Capital Units to the Company at fair market value, as defined in Section 4.5.  If Broin Investments desires to Dispose of all or a portion of its Class B Capital Units, it shall give the Company written notice of such desire.  If, within 30 days of the notice, the Company has not elected in writing to purchase such Class B Capital Units, Broin Investments may Dispose of its Class B Capital Units to a third party in accordance with Section 4.1 and the Board of Managers shall not unreasonably withhold its consent thereto.

4.5                                 Fair Market Value.  The fair market value of Broin Investments II, LLC’s Class B Capital Units for purposes of the Company’s option to purchase provided for under Section 4.4 of this Operating Agreement, shall be determined in accordance with the provisions of this Section 4.5.  The Company and Broin Investments II, LLC shall first try in good faith to determine the fair market value by mutual agreement.  Such efforts to reach agreement shall be commenced within 10 days from the date of the Company’s receipt of the notice of intended Disposition.  Such efforts may be terminated at any time by either party.  If the parties have not reached a determination of the fair market value by mutual agreement within 20 days following the Company’s receipt of the notice of intended Disposition, then the fair market value shall be determined by appraisal as provided in this Section 4.5.  Within 10 days following the failure or refusal to reach a mutual agreement as set forth above, the parties shall each appoint an appraiser to appraise the Class B Capital Units that are the subject of the Disposition and each party shall pay the cost of its respective appraisal.  If the fair market values of the Class B Capital Units, as determined by the two appraisers, are within 10% of the lower of the two values, then the two values shall be averaged with the result being the fair market value and variable price of the Class B Capital Units.  If the appraised values are not within 10% of the lower of the two values, then the two appraisers shall choose a third appraiser, with the cost of the third appraisal to be split equally by the parties.  The agreement of two of the three appraisers, shall be the fair market value and purchase price of the Class B Capital Units.  If at least two of the appraisers cannot agree on the appraised value, then the three appraised values shall be added together and divided by three with the result to be the fair market value and purchase price of the Class B Capital Units.  The appraisers shall be duly qualified and have experience or background in the ethanol industry.  The closing of the purchase of the Class B Capital Units by the Company shall be completed within 20 days following the determination of the purchase price.  If the Company declines or fails to give timely notice of the election to purchase the Class B Capital Units, or if the Company fails to timely close the purchase, Broin Investments II, LLC shall be entitled to Dispose of its Class B Capital Units to a third party, but such sale must comply with Section 4.1.

ARTICLE 5

CAPITAL CONTRIBUTIONS

5.1                                 Class A Capital Units.

(a)                                  Sale of Class A Units in the Offering.  In the Offering, Class A Capital Units will be offered for sale to producers only at a price of $5,000.00 per Unit, with a minimum purchase of two Class A Capital Units.  Additional Class A Capital Units may be purchased, but no partial Class A Capital Units may be purchased.  For the purposes of the Offering, a “producer” is a person engaged in the production of agricultural products, including a tenant of land used for production of the product, a landlord of land who receives rent based upon the amount of farm production or cash rent, an agricultural cooperative association, and a privately owned grain elevator company.  The total equity raised in the Offering from the sale of Class A Capital Units, when combined with the equity raised from the sale of Class C Capital Units, shall not exceed $22,300,000.00.

(b)                                 Purchase of Class A Units in the Offering.  Upon the execution of a subscription agreement for Class A Capital Units, a Person desiring to purchase Class A Capital Units must submit (i) 10% of the total purchase price of such Person’s subscription amount to the Company, which amount shall be deposited into the Company’s Escrow Account for the Offering and (ii) an executed promissory note in the amount of the remaining 90% balance of such Person’s subscription amount.  Payment of amounts due under the promissory note shall be subject to the call of the Board of Managers.  Committed Capital due under the promissory note must be contributed within 30 days from the date of call.  In the event of any Class A Member’s failure to contribute its Capital Commitment when due, the Company shall have the right to redeem such Member’s Class A Capital Units as provided in Section 4.3, in addition to any remedies otherwise provided by law.

(c)                                  Disposition of Class A Units following the Offering.  After completion of the Offering, Class A Members may Dispose of outstanding Class A Capital Units to producers or non-producers, subject to the other requirements of this Operating Agreement.

(d)                                 Corn Delivery Requirement.  To be admitted as a Class A Member, whether purchasing Class A Capital Units in the Offering or through a Disposition from a Member, a Person must sign a Corn Delivery Agreement in a form approved by the Board of Managers from time to time, in addition to fulfilling all other membership criteria set forth in Section 3.3.

5.2                                 Class B Capital Units.

(a)                                  Private Sale of Class B Units.  The Company has offered to sell and Broin Investments II, LLC has agreed to purchase 200 Class B Capital Units at a price of $5,000.00 per Unit in a private placement separate from the Offering.  No additional Class B Capital Units may be purchased and no partial Class B Capital Units may be purchased.  The total equity raised  from the private sale of Class B Capital Units shall be $1,000,000.00.

(b)                                 Purchase of Class B Units.  The completion of the Offering is contingent upon the purchase by Broin Investments II, LLC, of the 200 Class B Capital Units specified in the preceding paragraph.  Upon the execution of a subscription agreement for Class B Capital Units, Broin Investments II, LLC, must submit (i) 10% of the total purchase price of its subscription amount ($100,000.00) to the Company, which amount shall be deposited into the Company’s Escrow Account for the Offering and (ii) an executed promissory note in the amount of the remaining 90% balance of its subscription amount ($900,000.00).  Payment of amounts due under Broin Investment’s promissory note for its Class B Capital Units shall be subject to the last call of the Board of Managers, only after call has been made for all outstanding Committed Capital of Class A and Class C Members. Committed Capital due under Broin Investments II, LLC’s promissory note for its Class B Capital Units must be contributed within 30 days from the date of call.  In the event of Broin Investment’s failure to contribute its Capital Commitment when due, the Company shall have the right to redeem Broin Investment’s Class B Capital Units as provided in Section 4.3, in addition to any remedies otherwise provided by law.

(c)                                  Disposition of Class B Units.  Class B Members may Dispose of outstanding Class B Capital Units to any Person, subject to the other requirements of this Operating Agreement, including, without limitation, Section 4.7 in the case of Broin Investments II, LLC.

(d)                                 No Corn Delivery Requirement.  There is no corn delivery requirement for Class B Members.

5.3                                 Class C Capital Units.

(a)                                  Sale of Class C Units in the Offering.  In the Offering, the Company shall offer to sell Class C Capital Units at a price of $5,000.00 per Unit with a minimum purchase of 10 Class C Capital Units.  Additional Class C Capital Units may be purchased, but no partial Class C Capital Units may be purchased.  Any Person may purchase Class C Capital Units, including, but not limited to, purchasers of Class A and Class B Capital Units, producers and non-producers; provided that, for the first 75 days of the Offering, Class C Capital Units shall only be offered to purchasers of Class A and Class B Capital Units, with the following maximum limits on purchases during such 75 day period only: (i) total aggregate investment by one Person in Class A and Class C Capital Units cannot exceed $1,000,000.00, and (ii) total aggregate investment by Broin Investments II, LLC and its Affiliates in Class B and Class C Capital Units cannot exceed $4,200,000.00, including the private sales described in Sections 5.2(a) and 5.3(e) of this Operating Agreement. The total equity raised in the Offering from the sale of Class C Capital Units, when combined with the equity raised from the sale of Class A Capital Units, shall not exceed $22,300,000.00

(b)                                 Purchase of Class C Units in the Offering.  Upon the execution of a subscription agreement for Class C Capital Units, a Person desiring to purchase Class C Capital Units must submit (i) 10% of the total purchase price of such Person’s subscription amount to the Company, which amount shall be deposited into the Company’s Escrow Account for the Offering and (ii) an executed promissory note in the amount of the remaining 90% balance of such Person’s subscription amount.  Payment of amounts due under the promissory note shall be subject to the call of the Board of Managers.  Committed Capital due under the promissory note must be contributed within 30 days from the date of call.  In the event of any Class C Member’s failure to contribute its Capital Commitment when due, the Company shall have the right to redeem such Member’s Class C Capital Units as provided in Section 4.3, in addition to any remedies otherwise provided by law.

(c)                                  Disposition of Class C Units following the Offering.  After completion of the Offering, Class C Members may Dispose of outstanding Class C Capital Units to any Person, subject to the other requirements of this Operating Agreement.

(d)                                 No Corn Delivery Requirement.  There is no corn delivery requirement for Class C Members.

(e)                                  Private Sale of Class C Units.  The Company has offered to sell, and Broin Management, LLC has agreed to purchase, 40 Class C Capital Units at a price of $5,000 per Unit in a private placement separate from the Offering.  The purchase and sale of Class C Capital Units described this paragraph shall be on substantially the same terms as set forth in Sections 5.3(a)-(d) above.

5.4                                 Class D Capital Units.  Class D Capital Units shall be offered for sale at a price of $100.00 per Unit to each member of the initial Board of Managers named in the Company’s Articles of Organization and to the Company’s initial Managing Member, Broin Management, LLC.  Upon completion of the Offering, each Class D Capital Unit shall be automatically converted into the right to receive one Class C Capital Unit.  Upon completion of the Offering, each Class D Member shall tender and exchange its Class D Capital Unit Certificate for a Class C Capital Unit Certificate.  The total equity raised from the sale of Class D Capital Units shall not exceed $1,600.00.

5.5                                 Additional Capital Units.  Additional Capital Units may be created and issued to new Members or to existing Members on such terms and conditions as the Board of Managers may determine at the time of admission, and may include for the creation of different classes or groups of Members, represented by different classes of Capital Units, which Capital Units may have different rights, powers, and duties.  If the Board of Managers creates additional Capital Units, the Board of Managers must specify the terms of admission or issuance, including the amount of Committed Capital proposed to be raised from the issuance of such Capital Units. Members of the Company shall not have a preemptive right to acquire additional, newly created Capital Units of the Company.

5.6                                 Return of Contributions.  A Member is not entitled to the return of any part of its Capital Contribution or to be paid interest in respect of either its capital account or its Capital Contribution.  A Capital Contribution is not a liability of the Company or of any Member.  Members will not be required to contribute or to lend any cash or property to the Company to enable the Company to return any Member’s Capital Contribution.

5.7                                 Advances by Members.  If the Company does not have sufficient cash to pay its obligations, and the Company does not raise additional capital pursuant to Section 5.5 hereof, any Member(s) that may agree to do so with the consent of the Board of Managers, as appropriate, may advance all or part of the needed funds to or on behalf of the Company.  An advance described in this Section constitutes a loan from the Member to the Company, bears interest at the rate negotiated with the Board of Managers from the date of the advance until the date of payment and is not a Capital Contribution.

5.8                                 Capital Accounts.  A capital account shall be established and maintained for each Member pursuant to the requirements of applicable federal income tax regulations.  Each Member’s capital account shall be increased and decreased as follows:

(a)                                 Each Member’s capital account shall be increased by (i) the amount of the initial Capital Contribution made by the Member, (ii) the amount of any additional Capital Contributions made by the Member, and (iii) any income and gains allocated to the Member pursuant to Article 6.

(b)                                Each Member’s Capital Account shall be decreased by (i) any deductions and losses allocated to the Member pursuant to Article 6, and (ii) the amount of any distributions by the Company to the Member as of the time of the distribution.

A Member that has more than one Capital Unit shall have a single capital account that reflects all its Capital Units, regardless of the Class of Capital Units owned by that Member and regardless of the time or manner in which those Capital Units were acquired.  Upon the Disposition of a Capital Unit, that portion of the capital account of the Member effecting the Disposition that is attributable to the Capital Unit subject to the Disposition shall carry over to the Person acquiring such Capital Unit.

ARTICLE 6

ALLOCATIONS AND DISTRIBUTIONS

6.1                                 Allocations and Distributions.  Except as may be required by section 704 (b) and (c) of the Code and the applicable Treasury Regulations, all items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members, and distributions shall be made, in accordance with this Article 6.

6.2           Distributions of Net Cash from Operations.  Distributions of Net Cash from Operations, if any, for any fiscal year, will be made on not less than an annual basis with a minimum of 20% to be distributed so long as the Net Cash from Operations is in excess of $500,000.00 for such year and provided that any such distribution does not violate or cause the Company to default under any the terms of any of the Company’s credit facilities or debt instruments.  Additional distributions, if any, may be made as the Board of Managers shall determine in its sole discretion.  Distributions shall be made to all Members ratably in proportion to their Ownership Percentages.

6.3           Allocations of Income, Gain, Loss, Deductions, and Credits.  All items of income, gain, loss, deductions, and credits for a fiscal year shall be allocated to the Members ratably in proportion to their Ownership Percentages.

6.4           Allocation of Gain or Loss Upon the Sale of All or Substantially All of the Company’s Assets.

(a)           Allocation of Gain.  Any income or gain from the sale or exchange of all or substantially all of the Company’s assets shall be allocated, first, to those Members with capital account balances less than the amounts of their respective Capital Contributions that have not previously been distributed, that amount of income or gain, if any, necessary to increase their capital account balances to the amount of their Capital Contributions not previously distributed; provided, that a special allocation of gain shall be made to the holders of those Class C Capital Units which were issued upon the conversion of Class D Capital Units in an amount sufficient to equalize the capital account balances of all Class C Members holding the same number of Class C Capital Units; and thereafter, the remaining income or gain, if any, shall be allocated to the Members, ratably in proportion to their Ownership Percentages.

(b)           Allocation of Loss.  Any loss from the sale or exchange of all or substantially all of the Company’s assets shall be allocated, first, so as to equalize the capital account balances of all Members holding the same number of Capital Units, and thereafter, the remaining losses shall be allocated to the Members, ratably in proportion to their Ownership Percentages.

6.5           Regulatory Allocations and Allocation Limitations.  Notwithstanding the preceding provisions for allocating income, gains, losses, deductions and credits, the following limitations, regulatory allocations and contingent reallocations are intended to comply with applicable income tax Treasury Regulations under Section 704(b) of the Code and shall be so construed when applied.

(a)           Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.5, if there is a net decrease in Partnership Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in accordance with Section 1.704-2(f)(1) of the Treasury Regulations in an amount equal to such Member’s share of the net decrease in Partnership Minimum Gain (determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations).  This Section 6.5(A) is intended to comply with the minimum gain chargeback requirement in the Treasury Regulations and shall be interpreted consistently therewith.

(b)           Partner Minimum Gain Chargeback.  Except as otherwise provided in

Section 1.704-2(i)(4) of the Treasury Regulations, notwithstanding any other provision of this Section 6.5, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member’s share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations.  Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto.  The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Treasury Regulations. This Section 6.5(b) is intended to comply with the minimum gain chargeback requirements in Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

(c)           Qualified Income Offset.  In the event a deficit balance in a Member’s capital account in excess of the sum of (i) the amount such Member is obligated to restore or contribute to the Company pursuant to any provision of this Operating Agreement and (ii) the amount such Member is deemed to be obligated to contribute pursuant to the penultimate sentences of Section 1.704-2(g)(1)(ii) and 1.704-2(i)(5) of the Treasury Regulations, is caused or increased because a Member receives an adjustment, allocation, or distribution described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, such Member will be allocated items of Company income and gain in an amount and manner sufficient to eliminate such deficit balance or such increase in the deficit balance, as quickly as possible, to the extent required in the Treasury Regulations.  This Section 6.5(c) is intended, and shall be so construed, to provide a “qualified income offset” within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(d)           Gross Income Allocations.  In the event that a deficit balance in a Member’s Capital Account at the end of any fiscal year is in excess of the sum of (i) the amount such Member is obligated to restore or contribute to the Company under this Operating Agreement and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations §§ 1.704-2(g)(1)(ii) and 1.704-2(i)(5), the Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.5(d) shall be made only if and to the extent that the Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in this Section have been made as if Section 6.5(c) and this Section 6.5(d) were not in this Operating Agreement.

(e)           Nonrecourse Deductions.  Nonrecourse Deductions shall be specially allocated to the Members in proportion to the allocation of Losses under Section 6.3.

(f)            Partner Nonrecourse Deductions.  Any Partner Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Treasury Regulations.

(g)           Members’ Shares of Excess Nonrecourse Debt.  The Members’ shares of excess Partnership Nonrecourse Debt within the meaning of Section 1.752-3(a)(3) of the Treasury

Regulations shall be determined in accordance with the manner in which it is reasonably expected that the deductions attributable to such Partnership Nonrecourse Debt will be allocated.

(h)           Curative Allocations.  The allocations set forth in subsections (a), (b), (d), and (d) (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations under Section 704(b).  Notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain or loss among the Members so that, to the extent possible, the net amount of allocations of such items of income, gain or loss and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.  For this purpose, future Regulatory Allocations under Section 6.5(a) and (b) shall be taken into account that, although not yet made, are likely to offset other Regulatory Allocations made under Section 6.5(f) and (g).

6.6           Proration of Allocations.  All income, gains, losses, deductions and credits for a fiscal year allocable with respect to any Members whose Capital Units may have been transferred, forfeited, reduced or changed during such year should be allocated based upon the varying interests of the Members throughout the year.  The precise manner in which such allocations are made shall be determined by the Board of Managers in its sole discretion and shall be a manner of allocation, including an interim closing of the books, permitted to be used for federal income tax purposes.

6.7           Consent to Allocation.  Each Member expressly consents to the methods provided herein for allocation of the Company’s income, gains, losses, deductions and credits.

6.8           Distributions in Kind.  Except as provided by this Operating Agreement, a Member, regardless of the form of the Member’s Capital Contribution, may not demand or receive a distribution from this Company in any form other than cash.

6.9           Right to Distributions.  A Member who is entitled to receive a distribution that has not been paid by the Company when due has the status of, and is entitled to all remedies available to, a creditor of the Company with respect to such distribution.

6.10         Limitation on Distributions.

(a)           Notwithstanding anything to the contrary in this Operating Agreement, the Company may not make a distribution to its Members to the extent that, immediately after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members with respect to their interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the Company’s assets, except that the fair value of property that is subject to a liability for which recourse of creditors is limited shall be included in the Company’s assets only to the extent that the fair value of that property exceeds that liability, or otherwise in violation of the Act.

(b)           A Member who receives a distribution that is not permitted under this Operating Agreement has no liability to return the distribution unless the Member knew that the distribution was prohibited under the terms of this Operating Agreement or the Act.

ARTICLE 7

OFFICERS

7.1           Number of Officers.  The officers of the Board of Managers shall be a president, one or more vice-presidents, and a secretary, each of whom shall be appointed by the Board of Managers. The officers of the Company shall be a Chief Executive Officer and Chief Financial Officer. An officer of the Board of Managers shall be a member of the Board of Managers.  Such other officers and assistant officers as may be deemed necessary, including any vice-presidents, may be appointed by the Board of Managers.  If specifically authorized by the Board of Managers, an officer may appoint one or more officers or assistant officers from the Board of Managers.  The same individual may simultaneously hold more than one office on the Board of Managers.

7.2           Appointment and Term of Office.  The officers of the Board of Managers shall be appointed by the Board of Managers for a term as determined by the Board of Managers.  If no term is specified, they shall hold office until the first meeting of the Board of Managers held after the next annual meeting of Members.  If the appointment of officers shall not be made at such meeting, such appointment shall be made as soon thereafter as is convenient.  Each officer shall hold office until the officer’s successor shall have been duly appointed, until the officer’s death, or until the officer shall resign or shall have been removed in the manner provided in Section 7.3.  The designation of a specified term does not grant to the officer any contract rights.  The Board of Managers can remove the officer at any time prior to the termination of such term, and the officer shall be employed “at will,” unless otherwise provided by a signed contract with the Company.

7.3           Removal of Officers.  Any officer or agent of the Board of Managers may be removed by the Board of Managers at any time, with or without cause. Subsequent to the completion of the Offering, the Managing Member may remove the Chief Executive Officer and Chief Financial Officer at any time, with or without cause.  Prior to the completion of the Offering, the Board of Managers may remove the Chief Executive Officer and Chief Financial Officer at any time, with or without cause.  Any such removal shall be without prejudice to the contract rights, if any, of the person so removed.  Appointment of an officer or agent shall not of itself create contract rights.

7.4           The Chief Executive Officer.  The Chief Executive Officer shall be the principal executive officer of the Company.  Until completion of the Offering, the Board of Managers shall select the Chief Executive Officer.  Subsequent to the completion of the Offering, the Chief Executive Officer shall be selected by the Managing Member.  The Chief Executive Officer may sign, with the Secretary or any other proper officer of the Board of Managers or of the Company authorized by the Board of Managers, deeds, mortgages, bonds, contracts, debt instruments or other instruments, which the Board of Managers and/or Managing Member have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Managers or by this Operating Agreement to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as may be prescribed by the Board of Managers until completion of the Offering and thereafter by the Managing Member from time to time.

7.5             The Chief Financial Officer.  The Chief Financial Officer shall be the principal financial and accounting officer of the Company, and may be the same person as the Chief Executive Officer.  Until completion of the Offering, the Board of Managers shall select the Chief Financial Officer.  Subsequent to the completion of the Offering, the Chief Financial Officer shall be selected by the Managing Member.  The Chief Financial Officer shall:

(a)           Have charge and custody of and be responsible for all funds and securities of the Company;

(b)           Receive and give receipts for moneys due and payable to the Company from any source whatsoever, and deposit all such moneys in the name of the Company in such banks, trust companies, or other depositaries as shall be selected by the Board of Managers; and

(c)           In general, perform all of the duties incident to the office of Chief Financial Officer and such other duties as from time to time may be assigned to the Chief Financial Officer by the Board of Managers until completion of the Offering and thereafter by the Managing Member.  If required by the Board of Managers, the Chief Financial Officer shall give a bond for the faithful discharge of the Chief Financial Officer’s duties in such sum and with such surety or sureties as the Board of Managers shall determine.

7.6           The President.  The President shall be the presiding officer of the Board of Managers.  The President shall, when present, preside at all meetings of the Members and of the Board of Managers.  The President may sign, with the Secretary or any other proper officer of the Board of Managers or of the Company authorized by the Board of Managers, certificates for Capital Units of the Company and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Managers from time to time.

7.7           The Vice-Presidents.  If appointed, in the absence of the President or in the event of the President’s death, inability or refusal to act, the Vice-President, or in the event there be more than one Vice-President, the Vice-Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their appointment, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.  If there is no Vice-President, then any member of the Board of Managers shall perform such duties of the President.  Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the Company the issuance of which have been authorized by resolution of the Board of Managers; and shall perform such other duties as from time to time may be assigned to the Vice-President by the President or by the Board of Managers.

7.8           The Secretary.  The Secretary shall:

(a)           Keep the minutes of the proceedings of the Members and of the Board of Managers in one or more books provided for that purpose;

(b)           See that all notices are duly given in accordance with the provisions of this Operating Agreement or as required by law;

(c)           Be the custodian of the Company records and of any seal of the Company and if there is a seal of the Company, see that it is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized;

(d)           When requested or required, authenticate any records of the Company;

(e)           Keep a register of the mailing address of each Member which shall be furnished to the Secretary by such Member;

(f)            Sign with the President, or a Vice-President, certificates for Capital Units of the Company, the issuance of which shall have been authorized by resolution of the Board of Managers;

(g)           Have general charge of the Capital Units transfer books of the Company; and

(h)           In general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the President or by the Board of Managers.

7.9           Assistant Secretaries.  The Assistant Secretaries, when authorized by the Board of Managers, may sign with the President or a Vice-President, certificates for Capital Units of the Company the issuance of which shall have been authorized by a resolution of the Board of Managers.  The Assistant Secretaries , in general, shall perform such duties as shall be assigned to the Secretary, or by the President or the Board of Managers.

7.10         Designation of Tax Matters Partner.  Provided that the Managing Member owns Capital Units,  the Managing Member, is designated as the Tax Matters Partner of the Company, as provided in the Treasury Regulations pursuant to Section 6231 of the Code.  Each Member, by the execution of this Agreement consents to such designation of the Tax Matters Partner and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent.  If at any time there is no Managing Member, or if the Managing Member no longer owns Capital Units, the Board of Managers shall designate a Manager who owns Capital Units as the Tax Matters Partner of the Company.

7.11         Duties of Tax Matters Partner.

(a)           The Tax Matters Partner shall register the Company as a “tax shelter” with the Internal Revenue Service if such registration is required and shall provide the tax shelter registration number to each Member.

(b)           To the extent and in the manner provided by applicable law and regulations, the Tax Matters Partner shall furnish the name, address, profit’s interest, and taxpayer identification number of each Member to the Secretary of the Treasury or his delegate (for the purposes of Sections 7.12 and 7.13 only, the “Secretary”).

(c)           To the extent and in the manner provided by applicable law and regulations, the Tax Matters Partner shall keep each Member informed of the administrative and judicial proceedings for the adjustment at the Company level of any item required to be taken into account by a Member for income tax purposes (such administrative proceeding referred to hereinafter as a “tax audit” and such judicial proceeding referred to hereinafter as “judicial review”).

(d)           If the Tax Matters Partner, on behalf of the Company, receives a notice with respect to a tax audit from the Secretary of the Internal Revenue Service, the Tax Matters Partner shall forward a copy of such notice to the Members who hold or held an interest in the profits or losses of the Company in the taxable year to which the notice relates as required by law.

7.12         Authority of Tax Matters Partner.  The Tax Matters Partner is hereby authorized, but not required:

(a)           To enter into any settlement with the Internal Revenue Service or the Secretary of the Internal Revenue Service with respect to any tax audit or judicial review, in which agreement the Tax Matters Partner may expressly state that such agreement shall bind the other Members, except that such settlement agreement shall not bind any Member who (within the time prescribed pursuant to the Code and Treasury Regulations thereunder) files a statement with the Secretary of the Internal Revenue Service providing that the Tax Matters Partner shall not have the authority to enter into a settlement agreement on behalf of such Member;

(b)           In the event that a notice of a final administrative adjustment at the Company level of any item required to be taken into account by a Member for tax purposes (a “final” adjustment”) is mailed to the Tax Matters Partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court, the District Court of the United States for the district in which the Company’s principal place of business is located, or the United States Court of Claims;

(c)           To intervene in any action brought by any other Member for judicial review of a final adjustment;

(d)           To file a request for an administrative adjustment with the Secretary at any time and, if any part of such request is not allowed by the Secretary, to file a petition for judicial review with respect to such request;

(e)           To enter into an agreement with the Internal Revenue Service to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Member for tax purposes, or an item affected by such item;

(f)            To take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by applicable law or regulations; and

(g)           To retain attorneys and accountants on an as-needed basis under such terms and conditions as determined solely by the Tax Matters Partner.

7.13         Expenses of Tax Matters Partner.  The Company shall indemnify and reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members.  The payment of all such expenses shall be made before any distributions are made of Net Cash from Operations, or any discretionary reserves are set aside by the Board of Managers.  The taking of any action and the incurring of any expense by the Tax Matters Partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Partner and the provisions on limitations of liability of Managing Member and indemnification set forth in Article 10 of this Agreement shall be fully applicable to the Tax Matters Partner in his capacity as such.

7.14         Compensation.  The salaries and terms of employment of the officers of the Company shall be fixed from time to time by the Board of Managers until the completion of the Offering and thereafter by the Managing Member.  Officers of the Board of Managers shall not receive any salary or other compensation for their services as officers of the Board of Managers, unless otherwise determined by the Board of Managers.  Officers who are Members of the Company shall receive the same membership benefits that all other Members receive.  Officers may be reimbursed for reasonable expenses incurred in carrying out their duties as officers.

ARTICLE 8

MANAGEMENT

8.1           Management by Board of Managers.

(a)           Except for situations in which the approval of the Members is required by this Operating Agreement or by nonwaivable provisions of the Act and, except for those powers delegated to the Managing Member, and subject to the provisions of Section 8.2, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Board of Managers; and the Board of Managers may make all decisions and take all actions for the Company not otherwise provided for in this Operating Agreement, including, without limitation, the following:

(i)            To direct and oversee the Managing Member in its implementation of the decisions of the Board of Managers.

(ii)           To direct the expenditure of the capital and profits of the Company in furtherance of the Company’s purposes.

(iii)          To direct the investment of Company funds in any manner deemed appropriate or convenient by the Board of Managers to be in the best interests of the Company.

(iv)          To enter into operating agreements, joint participation, joint ventures, and partnerships with others with respect to the ethanol plant and any other assets of the Company, containing such terms, provisions and conditions as the Board of Managers shall approve.

(v)           To cause the Company to borrow money from banks and other lending institutions for any Company purpose and in connection therewith to mortgage, grant a security interest in or hypothecate all of the assets of the Company.

(vi)          To sell, dispose, abandon, trade or exchange (but not a sale, disposition, abandonment, trade, or exchange of all or any substantial portion of the Company’s assets) of the Company, upon such terms and conditions and for such consideration as the Board of Managers deems appropriate.

(vii)         To enter into agreements and contracts with any Member or an Affiliate of any Member, including the Managing Member and any Affiliate of the Managing Member, and to give receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Board of Managers may deem advisable or appropriate; provided, however, that any such agreement or contract shall be on terms as favorable to the Company as could be obtained from any third party.

(viii)        To make distributions in accordance with and subject to the limitations set forth in Article 6 of this Operating Agreement.

(ix)           To amend the terms and provisions of this Operating Agreement.

(b)           All acts of the Board of Managers will be by majority vote of the disinterested Managers except for the following:

(i)            Changes in the corn delivery process, pricing and Corn Delivery Agreement shall require the affirmative vote of the Class B representative of the Board of Managers and the vote of all but one of the other members of the Board of Managers.

(ii)           Except as set forth in (iv) below, amendments to this Operating Agreement and/or the Articles shall require the vote of the Class B representative of the Board of Managers and the vote of all but one of the other members of the Board of Managers.

(iii)          The authorization of the sale of additional Capital Units shall require the vote of the Class B representative of the Board of Managers and the vote of all but one of the other members of the Board of Managers.

(iv)          Amendments to the sections of this Operating Agreement dealing with the rights, responsibilities and compensation of the Managing Member shall require the consent of the Managing Member and the vote of all but one of the total Class A and Class C representatives on the Board of Managers.

(v)           Removal of the Managing Member pursuant to Section 9.1, and appointment of a replacement Managing Member shall require the vote of all but one of the Class A and Class C representatives on the Board of Managers.

(vi)          The authorization of any borrowing of money by the Company shall require the vote of the Class B representative of the Board of Managers and the vote of all but two of the other members of the Board of Managers.

(c)           Notwithstanding the provisions of Section 8.1(a), the Board of Managers may not cause the Company to take any action set forth in Section 3.9(e), without first obtaining the required approval of each Class of Members.

(d)           For the purposes of this Operating Agreement, a disinterested Manager shall be a Manager who does not have a material financial interest in any contract or agreement to be approved by the Board of Managers.  A Manager who has a material financial interest in any contract or agreement shall not vote on such contract or agreement.  A Manager’s interest in a Corn Delivery Agreement shall not be deemed to be a material financial interest.  If a Manager is an Affiliate or relative of a party with respect to which the Board of Managers intends to act, such Manager shall be deemed to be interested.

8.2           Actions by Managers; Committees; Delegation of Authority and Duties.

(a)           In managing the business and affairs of the Company and in exercising its powers, the Board of Managers shall act (i) collectively through meetings and written consents consistent with or as may be provided or limited in other provisions of this Operating Agreement; (ii) through committees pursuant to Section 8.2(b); and (iii) through Managers and officers to whom authority and duties have been delegated pursuant to Section 8.2(c).

(b)           The Board of Managers may, from time to time, designate one or more committees, each of which shall be comprised of one or more members of the Board of Managers, one or more members of the Company, and/or one or more non-members of the Board of Managers or of the Company.  Any such committee, to the extent provided in such resolution shall have and may exercise such authority as is designated by the Board of Managers, subject to limitations set forth in the Act.  At every meeting of such committee, unless otherwise provided by the Board of Managers, the presence of a majority of all the committee members shall constitute a quorum, and the affirmative vote of the majority of the committee members present shall be necessary for the adoption of any resolution or recommendation of any action.  The Board of Managers may dissolve any committee at any time.

(c)           Any Person dealing with the Company, other than a Member, may rely on the authority of the Managing Member, any officer of the Company or any officer of the Board of Managers in taking any action in the name of the Company without inquiry into the provisions of this Operating Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Operating Agreement.

8.3           Registration and Transfer of Securities.  Securities and other property owned by the Company shall be registered in the Company’s name, in a nominee name, in any such case for the benefit of the Company.  Any transfer agent called upon to transfer any securities to or from the name of the Company or such other names shall be entitled to rely on instructions or assignments signed by an officer of the Company, an officer of the Managing Member, or by any agent or custodian so authorized by the Board of Managers, on its behalf, without inquiry as to the authority of the person signing such instructions or assignments or as to the validity of any transfer to or from the name of the Company.  At the time of transfer, any transfer agent is entitled to assume, unless it has actual knowledge to the contrary:

(a)           that the Company is still in existence;

(b)           that this Operating Agreement is in full force and effect and has not been amended, unless the transfer agent has received written notice to the contrary; and

(c)           that the person so signing is authorized to sign on behalf of the Company.

8.4           Number and Term of Office.

(a)           The number of initial Managers of the Company shall be set at 15 until such time as the Members hold a special meeting (“Special Member Meeting”) to be held during the first quarter of the calendar year 2003 for the purpose of electing a Board of Managers in accordance with Section 8.4(b).  Each initial Manager shall hold office until the Special Member Meeting unless such Manager resigns, dies, or becomes disabled.  An initial Manager may not be replaced or removed.

(b)           A person does not need to be a Member to be elected to the Board of Managers.  Each Manager, other than the initial Managers, shall hold office for a term of three years or until removed, except that at the first Special Member Meeting, the Managers shall be elected to staggered one, two and three year terms under a process determined by the Board of Managers.  One-third, or as close to said fraction as possible, of the Managers elected the first Special Member Meeting shall be elected for a one-year term; one-third for a two-year term, and one-third for a three-year term, divided as evenly as possible among the various Classes of representatives.  Thereafter, approximately one-third of the Managers shall be elected to three-year terms at each annual meeting of the Members.  The election process shall be determined by the Board of Managers in advance of the annual election.  Following the first Special Member Meeting, the Board of Managers shall consist of seven or nine Managers.  The Board of Managers shall consist of seven members if not more than 20% of the Capital Units outstanding are Class C Capital Units.  The Board of Managers shall consist of nine Members if at least 20% of the Capital Units outstanding are Class C Capital Units.  A majority of the members of the Board of Managers shall always be elected by the Class A Members.  The Class B Members will elect one person to the Board of Managers.  The Class C Members will elect from zero to three members to the Board of Managers based upon the following percentages of equity raised from the sale of Class C Capital Units:

Percentage of Total Equity
Raised Through Sales of Class C Units	Class A	Class B	Class C	Total

0-10%	6	1	0	7

Greater than 10% but less than 20%	5	1	1	7

At least 20% but less than 30%	6	1	2	9

At least 30%	5	1	3	9

If a Manager’s term expires, the Manager shall continue to serve until the Manager’s successor shall have been elected and qualified, or until there is a decrease in the number of Managers.  If a Manager is appointed to complete an unexpired term, that portion of the unexpired term served shall not be counted when calculating the Manager’s length of service.

8.5           Death or Disability of Managers.  Upon the death or disability of a Manager, the resulting vacancy on the Board of Managers may be filled in accordance with Section 8.8.  “Disabled” or “disability” shall mean the inability to perform the functions and duties of one’s position for a period of six months or greater.

8.6           Removal.  Managers may be removed for any reason at any special meeting of Members by the affirmative vote of the super majority of the Members of the Class which such Manager represents (as set forth in Section 3.9).  “Super majority” for purposes of this section means 75% of the Class A Members and 75% of the Class C Capital Units, whatever the case may be. The notice calling such meeting shall give notice of the intention to act upon such matter, and if the notice so provides, the vacancy caused by such removal may be filled at such meeting by vote of the Members of the appropriate Class represented at such meeting.

8.7           Resignations. Any Manager may resign at any time.  Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified then at the time of its receipt by the President or Secretary.  The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

8.8           Vacancies.  Any vacancy occurring in the Class A and Class C representatives to the Board of Managers (other than by reason of an increase in the number of Managers) may be filled by appointment through the affirmative vote of a majority of the remaining Managers, though less than a quorum of the Managers, provided that the person appointed to fill such vacancy is a Member of the Class in which the vacancy occurred.  A Manager appointed by the Board of Managers to fill a vacancy shall serve until the next annual meeting or special meeting of Members held for the purpose of electing Managers, at which time, the Members of the Class in which the vacancy occurred shall elect a new Manager to serve for the remainder of the original unexpired term of the vacated position.  Any vacancy occurring in the Class B representative to the Board of Managers shall be filled by the election of the Class B Members within 30 days following the occurrence of the vacancy.  Any Manager position to be filled by reason of an increase in the number of members on the Board of Managers shall be filled by election at an annual meeting or at a special meeting of Members called for that purpose.

8.9           Place and Manner of Meetings.  Meetings of the Board of Managers, regular or special, may be held either within or without the State of South Dakota.  Managers may participate in such meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting as provided herein shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

8.10                           First Meeting.  The first meeting of the newly elected Managers shall be held without further notice within 60 days following the annual meeting of the Members, and at the same place, unless by unanimous consent of the Board of Managers then elected and serving, such time or place shall be changed.

8.11                           Regular Meeting of Board of Managers.  A regular meeting of the Board of Managers may be held at such time as shall be determined from time to time by resolution of the Board of Managers.

8.12                           Special Meeting of Board of Managers.  The Secretary shall call a special meeting of the Board of Managers whenever requested to do so by the President, by 30% of any of the Managers representing a specific Class, by the Chief Executive Officer, or by the Managing Member.  Such special meeting shall be held at the time specified in the notice of the meeting.  Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in a notice or waiver of notice.

8.13                           Notice of Board of Managers’ Meetings.  All special meetings of the Board of Managers shall be held upon two 2 days’ written or oral notice stating the date, place and hour of meeting delivered to each Manager either personally or by facsimile transmission, upon seven days’ written notice by mail, or at the direction of the President, the Secretary, the Managing Member, Chief Executive Officer or Managers calling the meeting.

8.14                           Action Without Meeting.  Any action required by the Act to be taken at a meeting of the Board of Managers, or any action which may be taken at a meeting of the Board of Managers, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the same number of Managers which would have been necessary to approve such action if a meeting had been held.  Such consent shall have the same force and effect as if adopted at a duly called meeting of the Board of Managers.

8.15                           Quorum; Majority Vote.  At all meetings of the Board of Managers, 5 persons of a 7-person Board or 6 persons of a 9-person Board of Managers, shall constitute a quorum for the transaction of business.  The act of a majority of the Managers present at any meeting at which a quorum is present shall be the act of the Board of Managers unless the act of a greater number, or the act of Managers elected by certain Classes is required by this Operating Agreement.  If a quorum shall not be present at any meeting of the Board of Managers, the Managers present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

8.16                           Approval or Ratification of Acts or Contracts. The Board of Managers in its discretion may submit any act or contract for approval or ratification at any annual meeting of the Members, or at any special meeting of the Members called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by the Members shall be as valid and as binding upon the Company and upon all the Members as if it shall have been approved or ratified by every Member of the Company.

8.17                           Interested Managers, Officers and Members.  No contract or transaction between the Company and one or more of its Managers, the Managing Member, officers, or Members, or any of their Affiliates, or between the Company and any other limited liability company, corporation, partnership, association, or other organization in which one or more of its Managers, the Managing Member, officers or Members are managers or officers or have a financial interest, shall be void or voidable solely for this reason or solely because the Person is present at or participates in the meeting of the Board of Managers or of a committee formed by the Board of Managers which authorizes the contract or transaction.  Subject to 8.1(d), only disinterested Managers may vote on any particular matter or issue.

8.18                           Expenses of the Company.

(a)                                  General and Administrative Expenses.  All expenses of the Company shall be billed to and paid by the Company.  The Managers may be reimbursed for the actual cost of goods and services used for or by the Company.  The Managers may be reimbursed for the administrative services necessary to the prudent operation of the Company; provided, the reimbursement shall be the lower of the Manager’s actual cost or the amount the Company would be required to pay persons other than Affiliates for comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles.  No reimbursement shall be permitted for services for which the Manager is entitled to compensation by way of a separate fee.

(b)                                 Organizational and Offering Expenses.  Organization expenses incurred in connection with the formation of the Company and all expenses in connection with the Offering will be charged to and borne by the Company.  To the extent any such organization and offering expenses have been paid by the Board of Managers, the Board of Managers will be reimbursed in a like amount by the Company.  Notwithstanding any other provision hereof, the Company will pay and bear directly all legal, accounting and auditing expenses of the Company, taxes, if any, payable by the Company, interest costs of the Company, custodial fees, and extraordinary expenses, including for litigation.

8.19                           Procedure. The Board of Managers shall keep regular minutes of its proceedings.  The minutes shall be placed in the minute book of the Company.

8.20                           Compensation.  The initial members of the Board of Managers shall receive no per diem or other compensation for attending meetings. A per diem fee or other compensation for attending meetings and serving as a Manager may be set by the Board of Managers following completion of the Offering. Managers who are Members of the Company shall receive the same membership benefits that all other Members receive.  Managers may be reimbursed for reasonable expenses incurred in carrying out their duties as Managers.

ARTICLE 9

MANAGING MEMBER

9.1                                 Managing Member.  The Board of Managers shall have the authority to appoint a Managing Member who will act for, and on behalf of, the Company.  The initial Managing Member shall be Broin Management, LLC.  The Managing Member may be terminated only for cause, pursuant to the procedure provided for in Section 8.1(b)(v), and which shall be defined as:  (a) illegal conduct, (b) unethical conduct, (c) substandard performance as compared to other ethanol plants in the region not managed by Broin Management, LLC with such substandard performance lasting for a period of two consecutive years, or (d) the sale, change of control, or dissolution of Broin Management, LLC.

9.2                               Rights and Obligations of the Managing Member. The Managing Member shall have the day-to-day management control of the business of the Company and shall have the responsibility and authority, at the Company’s expense, to take all actions necessary or appropriate to accomplish the purposes of the Company including, without limitation, the power and authority:

(a)	To implement the decisions of the Board of Managers made in accordance with Section 8.1 of this Operating Agreement.

(b)	To manage, supervise and conduct the day-to-day affairs of the Company and the ethanol plant.

(c)

To hire and dismiss such employees and independent contractors as the Managing Member shall determine to be reasonably necessary to the operation of the ethanol plant, including, if the Managing Member so determines, any present Affiliate of the Managing Member or any present employee of any Affiliate of the Managing Member Affiliate.

(d)

To purchase or otherwise obtain the right to use equipment, supplies, hardware and software technology associated with the ethanol plant, except that new purchases in amounts exceeding $150,000.00 must be approved in advance by the Board of Managers, which approval shall not be unreasonably withheld. As used in the preceding sentence, “new purchases” does not refer to equipment, supplies, hardware and software technology associated with the initial construction of the ethanol plant or associated with future expansions of the ethanol plant approved by the Board of Managers, nor does it refer to repairs to or replacements of the equipment, supplies, hardware and software technology associated with the ethanol plant or the expanded ethanol plant.

(e)

To maintain, at the expense of the Company, adequate records and accounts of all operations and expenditures and furnish the Members with annual statements of accounts as of the end of each calendar year, together with all necessary tax reporting information.

(f)

To enter into agreements with Managing Member Affiliates for the marketing of the Company’s products and for the design and construction of the ethanol plant, in accordance with the requirements of this Agreement and with the approval of the Board of Managers; provided, however, that any such agreement or contract shall be on terms as favorable to the Company as could be obtained from any third party for comparable services.

(g)	To execute all instruments or contracts of any kind or character which the Managing Member in its discretion shall deem necessary or appropriate to carry out its duties and responsibilities.

(h)	To establish bank accounts, collect customer payments, and other cash receipts, invest excess cash, disburse cash and make other payments.

(i)	To carry on any other activities necessary to, in connection with, or incidental to any of the foregoing or the day-to-day operations of the Company or the ethanol plant.

(j)

To appoint and remove a Chief Executive Officer and a Chief Financial Officer, who may be the same individual, to fulfill the day-to-day functions of said positions following completion of the Offering.

(k)	To cause the Company to make or revoke elections provided for under the Code, including specifically the elections referred to in Section 754 thereof and Section 4.2 hereof.

(l)	To purchase, at the expense of the Company, liability and other insurance contracts.

9.3                               Management Fee and Technical Manager Fee; Trimester/Annual Incentive Bonus; Expenses.

(a)                                  Management Fee and Technical Manager Fee.  Commencing no more than nine months prior to the operation of the ethanol plant, the Company shall pay the Managing Member a management fee of $250,000.00 per year (the “Management Fee”), payable in equal monthly installments due on the first day of each month.  The Management Fee shall be adjusted annually for inflation on March 1st of each year based on the Consumer Price Index, All Urban Consumers (CPI-U) U.S. City Average (All Items Category) with a standard reference base period of 1982-84 = 100, or as subsequently updated (the “CPI”).  The Management Fee shall be calculated for each subsequent year by first determining the percentage increase in the CPI from the previous year.  The percentage increase in the CPI for the previous year shall then be multiplied by the Management Fee in effect for the prior year and added to the Management Fee in effect during the prior year.  Notwithstanding the above, the annual increase in the Management Fee cannot be greater than 10% of the previous Management Fee.

The Managing Member shall have the right to hire a Technical Manager who will be an employee of the Managing Member to oversee the technology operations for the Company.  The Technical Manager’s salary, benefits and other expenses shall be paid by the Managing Member and fully reimbursed by the Company.  The initial monthly fee will be based upon the Technical Manager’s base salary times a factor of 140% to cover the employee salary, related employer payroll taxes, employee benefits, and related employer administrative costs.  Additional fees will include bonus payments to the Technical Manager times a factor of 140%, interviewing and related travel costs, hiring and employee placement related costs (including reimbursement for any employment agency fees), moving expenses, and/or temporary living expenses at cost, business travel and related expenses at cost, if not paid directly by the plant and other related costs not paid directly by the plant.

The reimbursement for the Technical Manager’s fees shall be paid in addition to the management fees defined in Section 9.3(a) and addition to the Incentive Bonuses defined in Section 9.3(b).

(b)                                 Trimester/Annual Incentive Bonus.  As an incentive to the Managing Member to achieve high profitability, to promote collection of those revenues billed and to encourage quality and efficiency of operation, the Company shall pay to the Managing Member, in addition to the Management Fee, 4% of the Trimester net income of the ethanol plant before income taxes in each of the first two Trimesters of the fiscal year (the “Incentive Bonus”).  Such payments are due and payable within 45 days of the end of each fiscal Trimester.  In the final Trimester of each fiscal year, a final payment will be made following the annual audit and within 105 days of the end of the fiscal year.  This final payment, when added to the Trimester Incentive Bonus payments, will adjust the annual Incentive Bonus to equal 4% of the audited annual net income of the ethanol plant before income taxes and before deduction of any Incentive Bonus payments for the fiscal year.  However, if there is an overpayment for the first two Trimesters, the Managing Member must repay the overage.

(c)                                  Reimbursement for Operational Costs.  Other than as provided in Section 9.3(d), all operational costs incurred by the ethanol plant or the Managing Member in pursuing the business of the ethanol plant shall be paid by the Company and characterized as operational costs.  To the extent funds are expended by the Managing Member which are to be reimbursed to it, the Company shall reimburse the Managing Member within 15 days of receipt of an expense report from the Managing Member.  All funds for which reimbursement are requested shall have been reasonable in amount and incurred in furtherance of the Company’s business.

(d)                                 Non-Reimbursable Expenses.  The Managing Member shall provide the following services to the ethanol plant without reimbursement for the expenses directly incurred in connection therewith, other than travel expenses, or if noted to the contrary:

(i)	the full time services of a qualified ethanol plant general manager, whose salary and benefits shall be paid by the Managing Member without reimbursement;

(ii)	ongoing process consulting by Broin and Associates, Inc., a Managing Member Affiliate;

(iii)	ongoing engineering services by Broin and Associates, Inc., with the exception of equipment changes or expansions;

(iv)	ongoing Distributive Control System assistance by Broin and Associates, Inc.;

(v)	ongoing periodic Distributive Control System/operations monitoring via modem by Broin and Associates, Inc.;

(vi)	ongoing new technology updates by Broin and Associates, Inc.;

(vii)	ongoing operations assistance by Broin and Associates, Inc.;

(viii)	ongoing microbiology assistance by Broin and Associates, Inc.; and

(ix)	access to any group pricing for inputs to the production process that are available.

9.4                                 Dispute Resolution.  In the event of a dispute between the Company and the Managing Member relating to the terms of or performance under this Operating Agreement, either party may, by written notice to the other party, call for mediation of the issue before a mediator to be agreed upon by the parties.  In the event of a dispute between the parties arising out of or relating to the Agreement that is not resolved by mediation, without first attempting to resolve the dispute by mediation, either party may by written notice to the other party, call for arbitration of the issue before a single arbitrator agreed upon by the parties.  In the event a single arbitrator cannot be agreed upon, each party shall appoint an arbitrator from a list provided by the American Arbitration Association (but not a principal of a party) and the two arbitrators thus selected by the parties shall select a third arbitrator.  The arbitrators shall meet as expeditiously as possible to resolve the dispute, and a majority decision of the arbitrators shall be controlling.  While each party is free to select an arbitrator of its own choosing from the list provided by the American Arbitration Association, either party by written notice to the other may require that all arbitrators chosen have sufficient expertise in the subject matter of the arbitration that they would qualify as “expert witnesses” in a judicial proceeding. The arbitration proceeding shall be held in Minnehaha County, South Dakota, or some other location mutually acceptable to the parties.  The arbitrators shall issue a written opinion setting forth their findings of fact, conclusions of law and decision.  The arbitrators’ decision may be reduced to judgment in a court of law.  The arbitrators so chosen shall conduct the arbitration in accordance with the Rules of the American Arbitration Association as applicable in the State of South Dakota.  The arbitrators shall be governed, in their determinations hereunder, by the intention of the parties as evidenced by the terms of this Operating Agreement.  The Board of Managers and the Managing Member each understand that they will not be able to bring a lawsuit concerning any dispute that may arise that is covered by this arbitration provision, unless it involves a question of constitutional law or civil rights.  Instead, each party agrees to submit disputes to binding impartial arbitration as provided herein and to be bound by the arbitrator’s decision.

9.5                                 Bonus Payments.  Upon completion of the Offering, the Company shall pay to the Managing Member a payment of $200,000.00 for preparation of the business plan and other items needed to identify the feasibility of the plant.

9.6                                 Guaranteed Payment.  The above Management Fees and Technical Manager Fees in Section 9.3(a), the Incentive Bonus in Section 9.3(b) and the Bonus Payment in Section 9.5 will be treated as a “guaranteed payment” to the Managing Member under Section 707(c) of the Code.

9.7                                 Additional Services Available Under Separate Contracts and Fee Structures.  The Company shall have access to commodity hedging services, finished product pricing services and finished product marketing service to assist in minimizing raw materials expenses and maximizing finished product sales.  These services are available through Managing Member Affiliates or independent contractors under separate contracts and fee structures, which shall be approved by the Board of Managers as set forth herein.

9.8                                 Proprietary Information.  The Managing Member and its Affiliates have furnished, or will furnish, to the Company information, including but not limited to, specifications, photocopies, magnetic tapes, drawings, sketches, models, samples, tools, technical information, data, know-how, customer and market information, financial reports, precontractual negotiations, engineering studies, consultants’ studies, options for site purchases, and relationships established with experts, consultants and governmental agencies (all hereinafter designated as “Proprietary

Information”) for the purpose of enabling the Company to construct and operate an ethanol plant in accordance with Section 2.4.  Subject to the Company’s License Agreement with the Managing Member and/or its Affiliates and its right to use the Proprietary Information solely for Company purposes, the Proprietary Information is and shall remain the Managing Member’s and/or its Affiliates’ property to use as it sees fit in its sole discretion.  Information that is in the public domain is not subject to this provision.

9.9                                 Covenant Not to Hire General Manager and/or Technical Manager. In the event of the termination of the Managing Member under any circumstances, the Board of Managers, Company, and any replacement managing member or outside management firm shall not hire the General Manager and/or Technical Manager who were provided by the Managing Member without the written consent of the Managing Member for three (3) years subsequent to the date of termination.  This covenant shall be expressly included as a term of any agreement retaining a replacement Managing Member or an outside managing firm.

ARTICLE 10

INDEMNIFICATION AND LIABILITY TO COMPANY

10.1                           Indemnification. The Company shall indemnify an officer, Member, Manager, the Managing Member, former Member, a former officer, a former Manager or a former Managing Member of the Company against expenses actually and reasonably incurred by said person in connection with the defense of an action, suit or proceeding, civil or criminal, in which said person is made a party by reason of being or having been such officer, Member, Manager or Managing Member, except in relation to matters as to which such Person may be adjudged in the action, suit or proceeding to be liable to the Company or its Members under Section 10.2.

10.2                           Liability to Company. To the full extent permitted by South Dakota law, no officer, Member, Manager or the Managing Member shall be liable to the Company or its Members for monetary damages for an act or omission in such Member’s or Manager’s capacity as an officer, Member, Manager or the Managing Member of the Company, except that this Article does not eliminate or limit the liability of an officer Member, Manager or the Managing Member to the extent the officer, Member, Manager or the Managing Member is found liable for:

(a)                                  a breach of the duty of loyalty to the Company or its Members;

(b)                                 an act or omission not in good faith that constitutes a breach of duty to the Company or its Members or an act or omission that involves gross negligence, intentional misconduct or a known violation of the law;

(c)                                  a transaction from which the officer, Member, Manager or the Managing Member received an improper benefit whether or not the benefit resulted from an action taken within the scope of the officer’s, Member’s, Manager’s or the Managing Member’s office; or

(d)                                 an act or omission for which the liability of an officer, Member, Manager or Managing Member is expressly provided for by applicable statute.

10.3                           Prospective Amendment of Liability and Indemnity.              Any repeal or amendment of this Article by the Board of Managers of the Company shall be prospective only and shall not adversely affect any right of an officer, Member, Manager or Managing Member to indemnification or any limitation on the liability of an officer, Member, Manager or the Managing Member of the Company existing at the time of such repeal or amendment.

10.4                           Non-Exclusive Liability and Indemnity. The provisions of this Article 10 shall not be deemed exclusive of any other rights or limitations of liability or indemnity to which an officer, Member, Manager or the Managing Member may be entitled under any other provision of this Operating Agreement, or pursuant to any contract or agreement, the Act or otherwise.

ARTICLE 11

CAPITAL UNIT CERTIFICATES

11.1                           Certificates For Membership.  Certificates representing Capital Units of the Company shall be in such form as shall be determined by the Board of Managers. Such certificates shall be signed by the President or the Vice President and by the Secretary or assistant Secretary.  All certificates for Membership shall be consecutively numbered or otherwise identified.  The name and address of the person to whom the certificate has been issued shall be entered on the Capital Units transfer books of the Company.  All certificates surrendered to the Company for transfer shall be canceled and no new certificates shall be issued until the former certificate shall have been surrendered or canceled.

11.2                           Transfer of Certificates.  Transfer of certificates of the Company shall be made pursuant to this Operating Agreement only on the transfer books of the Company by the holder of record thereof or by the holder’s legal representative, who shall furnish proper evidence of authority to transfer, or by the Member’s attorney thereunto authorized by the power of attorney duly executed and filed with the Secretary of the Company, and on surrender for cancellation of the certificate.  The Person in whose name the Certificate stands on the books of the Company shall be deemed by the Company to be the owner thereof for all purposes.

11.3                           Loss or Destruction of Certificates. In case of loss or destruction of any certificate, another certificate may be issued in its place upon proof of such loss or destruction, and upon giving a satisfactory bond of indemnity to the Company and to the transfer agent and registrar, if any, of such certificate, in such sum as the Board of Managers may provide.

11.4                           Certificate Regulations.  The Board of Managers shall have the power and authority to make such further rules and regulations not inconsistent with the statutes of the State of South Dakota as they may deem expedient concerning the issue, transfer, conversion and registration of certificates of the Company, including the appointment or designation of one or more transfer agents and one or more registrars.  The Company may act as its own transfer agent and registrar.

11.5                           Transfer of Membership.  Membership shall not be transferred except with the approval and consent of the Board of Managers and in accordance with the Capital Units Transfer System.

11.6                           Legends.  The Board of Mangers may provide for the placement of legends on Capital Unit certificates to indicate restrictions on transfer, corn delivery obligations, or other restrictions or obligations contained herein.

ARTICLE 12

BANKRUPTCY OF A MEMBER

Subject to this Article 12, if any Member becomes a Bankrupt Member, the Bankrupt Member’s Capital Units shall be offered for sale through the Capital Units Transfer System, and if such a sale is not completed within 240 days after the Member becomes a Bankrupt Member, the Company shall have the option, exercisable by notice from the Company to the Bankrupt Member (or its representative) at any time after expiration of the 240 day period, to redeem and cancel the Bankrupt Member’s Capital Units at a purchase price equal to 10% of the original issue price or the lowest amount which may be approved by the Bankruptcy Court.  The payment to be made to the Bankrupt Member or its representative pursuant to this Article 12 is in complete liquidation and satisfaction of all the rights and interest of the Bankrupt Member and its representative (and of all Persons claiming by, through, or under the Bankrupt Member and its representative) and in respect of the Company, including, without limitation, any Capital Units, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members, and constitutes a compromise to which all Members have agreed.

ARTICLE 13

DISSOLUTION

13.1                           Dissolution and Winding-Up.  The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

(a)           the consent of all Classes with at least a majority vote of the Members of each Class (as set forth in Section 3.9);

(b)           an event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within 90 days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this section;

(c)           on application by a Member or a dissociated Member, upon entry of a judicial decree that:

(i)            the economic purpose of the Company is likely to be unreasonably frustrated;

(ii)           it is not otherwise reasonably practicable to carry on the Company’s business in conformity with the Articles and this Operating Agreement; or

(iii)          the Managers or Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, fraudulent, or unfairly prejudicial to the petitioning Member.

13.2         Continuation.  Except upon application and receipt of a judicial decree as provided in Section 13.1(c), no Member may dissociate from the Company.  The death, expulsion,

bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company.

ARTICLE 14

LIQUIDATION AND TERMINATION

14.1                           Liquidation and Termination.  On dissolution of the Company, the Board of Managers shall proceed diligently to wind up the affairs of the Company and make any final distribution as provided in this Operating Agreement and the Act.  The costs of liquidation shall be borne as a Company expense.  Liquidation proceeds, if any, shall first be used to pay the Company’s obligations and liabilities.

14.2                           Application and Distribution of Proceeds on Liquidation.  Upon an event of liquidation, the business of the Company shall be wound up, the Board of Managers shall take full account of the Company’s assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof.  If any assets are not sold, gain or loss shall be allocated to the Members in accordance with Article 6 as if such assets had been sold at their fair market value at the time of the liquidation.  If any assets are distributed to a Member, rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the asset at the time of the liquidation.  The assets of the Company shall be applied and distributed in the following order of priority:

(a)                                  to the payment of all debts and liabilities of the Company, including all fees due the Members and Affiliates, and including any loans or advances that may have been made by the Members to the Company, in the order of priority as provided by law;

(b)                                 to the establishment of any reserves deemed necessary by the Board of Managers or the Person winding up the affairs of the Company for any contingent liabilities or obligations of the Company;

(c)                                  to the Members ratably in proportion to the credit balances in their respective capital accounts in an amount equal to the aggregate credit balances in the capital accounts after and including all allocations to the Members under Article 6, including the allocation of any income, gain or loss from the sale, exchange or other disposition (including a deemed sale pursuant to this Section 14.2) of the Company’s assets.

14.3                           Deficit Capital Account Balances.  Notwithstanding anything to the contrary contained in this Operating Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the capital account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Operating Agreement to all Members in proportion to their respective Ownership Percentages, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member’s capital account to zero.

14.4                           Articles of Dissolution.  On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Board of Managers shall file Articles of

Dissolution with the Secretary of State of South Dakota and take such other actions as may be necessary to terminate the Company.

ARTICLE 15

GENERAL PROVISIONS

15.1                           Books and Records.  The Company shall maintain those books and records as provided by the Act and as it may deem necessary or desirable.  All books and records provided for by the Act shall be open to inspection of the Members from time to time and to the extent expressly provided by the Act, and not otherwise.

15.2                           Headings.  The headings used in this Operating Agreement have been inserted for convenience only and do not constitute matter to be construed in interpretation of this Operating Agreement.

15.3                           Construction and Severability.  Whenever the context so requires, the gender of all words used in this Operating Agreement includes the masculine, feminine, and neuter, and the singular shall include the plural, and conversely.  All references to Articles and Sections refer to articles and sections of this Operating Agreement, and all references to Exhibits, if any, are to Exhibits attached hereto, if any, each of which is made a part hereof for all purposes.  If any portion of this Operating Agreement shall be invalid or inoperative, then, so far as is reasonable and possible:

(a)                                  The remainder of this Operating Agreement shall be considered valid and operative; and

(b)                                 Effect shall be given to the intent manifested by the portion held invalid or inoperative.

15.4                           Effect of Waiver or Consent.  A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company.  Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

15.5                           Binding Effect.  Subject to the restrictions on Dispositions set forth in this Operating Agreement, this Operating Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

15.6                           Governing Law/Jurisdiction.  THIS AGREEMENT HAS BEEN EXECUTED IN SOUTH DAKOTA AND SHALL BE GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF SOUTH DAKOTA.  THE MEMBERS CONSENT TO THE JURISDICTION OF THE COURTS OF THE STATE OF SOUTH DAKOTA AND AGREE THAT ANY ACTION ARISING OUT OF OR TO ENFORCE THIS AGREEMENT MUST BE BROUGHT AND MAINTAINED IN SOUTH DAKOTA.

15.7                           Further Assurances.  In connection with this Operating Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Operating Agreement and those transactions.

15.8                           Notice to Members of Provisions of This Agreement.  By becoming a Member, each Member acknowledges that it has actual notice of (a) all of the provisions of this Operating Agreement, including, without limitation, the restrictions on the Disposition of Capital Units set forth in Article 4, and (b) all of the provisions of the Articles.  Each Member agrees that this Operating Agreement constitutes adequate notice of all such provisions, and each Member waives any requirement that any further notice thereunder be given.

15.9                           Counterparts.  This Operating Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document.  All counterparts shall be construed together and constitute the same instrument.

15.10                     Conflicting Provisions.  To the extent that one or more provisions of this Operating Agreement appear to be in conflict with one another, then the Board of Managers shall have the right to choose which of the conflicting provisions are to be enforced.  Wide latitude is given to the Board of Managers in interpreting the provisions of this Operating Agreement to accomplish the purposes and objectives of the Company, and the Board of Managers may apply this Operating Agreement in such a manner as to be in the best interest of the Company, in its sole discretion, even if such interpretation or choice of conflicting provisions to enforce is detrimental to one or more Members.

FIRST AMENDMENT
TO
FIFTH AMENDED AND RESTATED OPERATING AGREEMENT

THIS FIRST AMENDMENT (THIS “AMENDMENT”) TO THE FIFTH AMENDED AND RESTATED OPERATING AGREEMENT OF GREAT PLAINS ETHANOL, LLC (THE “COMPANY”), DATED APRIL 17, 2006 (THE “OPERATING AGREEMENT”) is adopted and approved effective as of this 20th day of June, 2008.

RECITALS:

WHEREAS, a majority of the members of the Company’s Board of Managers (the “Board”) have the authority to amend the Operating Agreement pursuant to Section 8.1(a)(ix) of the Operating Agreement; and

WHEREAS, at a meeting duly held on June 17, 2008, the Board approved the amendment of the Operating Agreement to provide that dispositions of capital units of the Company and admissions of new members to the Company shall take place on a quarterly, as opposed to a trimester, basis, and in connection with such approval the Board vested Rick Serie, the Company’s General Manager and Chief Executive Officer, with full authority to approve the form of and to execute an amendment to the Operating Agreement in conformity with such approval.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, such members of the Board of Managers agree as follows:

AGREEMENTS:

The Operating Agreement is amended as follows:

1.             Amendment to Section 1.27.  Section 1.27 is amended by deleting Section 1.27 in its entirety and substituting in its place the following:

“1.27       “Quarter” means any of the three-month periods ending March 31, June 30, September 30 and December 31.”

2.             Amendment to Section 4.1(b).  Section 4.1(b) is amended by deleting the two references to “Trimester” and substituting in its place the term “Quarter.”

3.             Additional Terms.

(a)           Effectiveness.  The provisions of this Amendment shall become effective as of the date hereof.

(b)           The Agreement.  All references in the Operating Agreement to the term “Agreement” shall be deemed to refer to the Operating Agreement referenced in, and as amended by, this Amendment.

(c)           Amendment and Operating Agreement to be Read Together.  Effective the date hereof, this Amendment amends and is part of the Operating Agreement, and the Operating Agreement and this Amendment shall henceforth be read together and shall constitute the “Agreement.”  Except as otherwise set forth herein, the Operating Agreement shall remain in full force and effect.

(d)           Applicable Law. This Amendment shall be construed and interpreted in all respects, including validity, interpretation and effect, by the laws of the State of South Dakota, except to the extent that the federal laws of the United States apply.

(e)           Headings, Etc. The article headings and section headings contained in this Amendment are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Amendment.

*              *              *              *              *

IN WITNESS WHEREOF, and on the authority of the Board, which has adopted this Amended in accordance with the provisions of Section 8.1(a)(ix) of the Operating Agreement, the undersigned General Manager and Chief Executive Officer of the Company has executed this Amendment as of the day and year first above written.

/s/ Rick Serie
Rick Serie
General Manager and
Chief Executive Officer

APPENDIX B

PROPOSED SIXTH AMENDED AND RESTATED

GREAT PLAINS ETHANOL, LLC

OPERATING AGREEMENT

B-i

SIXTH AMENDED AND RESTATED

OPERATING AGREEMENT

OF

GREAT PLAINS ETHANOL, LLC

                          , 2008

B-ii

SIXTH AMENDED AND RESTATED

OPERATING AGREEMENT

OF

GREAT PLAINS ETHANOL, LLC

This SIXTH AMENDED AND RESTATED OPERATING AGREEMENT (the “AGREEMENT”) of GREAT PLAINS ETHANOL, LLC, is hereby adopted and entered into effective as of the          day of                         , 2008, for good and valuable consideration, by the Members (as defined below).  This Sixth Amended and Restated Operating Agreement amends and restates in its entirety that certain Fifth Amended and Restated Operating Agreement dated April 17, 2006, as amended by that certain Amendment to Fifth Amended and Restated Operating Agreement dated June 20, 2008.

WHEREAS, this Agreement was entered into and effective as of January 15, 2001 by and among the Company and Class A Members, Class B Members, Class C Members and Class D Members, and was amended and restated on April 23, 2001, November 27, 2002, July 22, 2003, February 17, 2005, and April 17, 2006, and was amended on June 20, 2008;

WHEREAS, at the completion of the Company’s initial public offering in 2001, all Class D units held by Class D Members were converted into Class C Units at the conversion ratio of one (1) Class C Unit for each Class D Unit held by such holders;

WHEREAS, as a result of the conversion of all Class D Units formerly held by the former Class D Members, the Managers have determined that it is appropriate to eliminate any reference to “Class D Members” and “Class D Units” included in this Agreement;

WHEREAS, the Class A Units are registered with the Securities and Exchange Commission and the Managers have determined that it is in the best interests of the Company to divide some of the Class A Units into a different class such that the Company has fewer than three hundred (300) Class A record holders, resulting in a suspension of the Company’s reporting obligations as a public company upon making the proper filings with the SEC (the “Reclassification”);

WHEREAS, certain provision of this Agreement must be amended in connection with the Reclassification, including Section 5.6 which, as amended, provides that each Class A Unit held by a Class A Member owning two (2) or fewer Class A Units immediately prior to the Reclassification Effective Time will become one (1) Class E Unit and each Class A Unit held by a Class A member owning more than two (2) Class A Units immediately prior to the Reclassification Effective Time will remain a Class A Unit; and

WHEREAS, the Managers have unanimously approved the Reclassification on June 6, 2008 and this Sixth Amended and Restated Operating Agreement on July 8, 2008.

NOW THEREFORE, the parties agree to the following terms and conditions:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

1.1           “Act” means the South Dakota Limited Liability Company Act and any successor statute, as amended from time to time.

1.2           “Affiliate” of any Person shall mean any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner.  For purposes of this definition, “control” (including “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

1.3           “Articles” means the Articles of Organization filed with the Secretary of State of South Dakota on December 20, 2000, by which GREAT PLAINS ETHANOL, LLC was organized as a South Dakota limited liability company under and pursuant to the Act.

1.4           “Board of Managers” means the Managers acting as a group with the powers set forth in the Articles and this Agreement.

1.5           “Bankrupt Member” means (except to the extent that the Board of Managers determine otherwise) any Member (a) that makes a general assignment for the benefit of creditors; (b) files a voluntary bankruptcy petition under Chapter 7 of the United States Bankruptcy Code; (c) files a petition or answer seeking for the Member a liquidation, dissolution, or similar relief under any law; (d) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in a proceeding of the type described in subclauses (a) through (c); (e) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member’s or of all or any substantial part of the Member’s properties; or (f) against which an involuntary petition has been filed and a proceeding seeking relief under Chapter 7 of the United States Bankruptcy Code, liquidation, dissolution, or similar relief under any law has been commenced and ninety (90) days have expired without dismissal thereof or with respect to which, without the Member’s consent or acquiescence, a trustee, receiver, or liquidator of the Member or of all or any substantial part of the Member’s properties has been appointed and ninety (90) days have expired without the appointment having been vacated or stayed, or ninety (90) days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

1.6           “Capital Contribution” means, with respect to any Member, the amount of money (US$) and the initial Gross Asset Value of any assets or property (other than money) contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code) with respect to the Capital Units in the Company held or purchased by such Member, including additional Capital Contributions.

1.7           “Capital Unit” or “Unit” means Capital Units of the Company with the rights and privileges set forth in this Agreement, including Class A, Class B, Class C and Class E Capital Units, and any other Class of Capital Units as may be approved and adopted by the Board of Managers.

1.8           “Capital Unit Transfer System means the procedures referenced in Article 4 of this Agreement governing all Dispositions of Capital Units.

1.9           “Class A Members means all Persons (i) whose names are set forth as such in the Member Register or who has become a Class A Member pursuant to the terms of this Agreement, and (ii) who is the owner of one (1) or more Class A Units.

1.10         “Class A Units” means an ownership interest in the Company that represents a Capital Contribution made as provided in Section 5 in consideration of Class A Units, including any and all rights and privileges to which the holder is entitled, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

1.11         “Class B Members means all Persons (i) whose names are set forth as such in the Member Register or who has become a Class B Member pursuant to the terms of this Agreement, and (ii) who is the owner of one (1) or more Class B Units.

1.12         “Class B Units” means an ownership interest in the Company that represents a Capital Contribution made as provided in Section 5 in consideration of Class B Units, including any and all rights and privileges to which the holder is entitled, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

1.13         “Class C Members means all Persons (i) whose names are set forth as such in the Member Register or who has become a Class C Member pursuant to the terms of this Agreement, and (ii) who is the owner of one (1) or more Class C Units.

1.14         “Class C Units” means an ownership interest in the Company that represents a Capital Contribution made as provided in Section 5 in consideration of Class C Units, including any and all rights and privileges to which the holder is entitled, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

1.15         “Class E Members” means all Persons (i) whose names are set forth as such in the Member Register or who has become a Class E Member pursuant to the terms of this Agreement, and (ii) who is the owner of one (1) or more Class E Units.

1.16         “Class E Units” means an ownership interest in the Company representing a Capital Contribution made as provided in Section 5 in consideration of Units which have been reclassified into Class E Units, including any and all rights and privileges to which the holder is entitled, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

1.17         “Code” means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

1.18         “Company” means GREAT PLAINS ETHANOL, LLC, a manager-managed South Dakota limited liability company.

1.19         “Corn Delivery Agreement” means a Company-specified contract between the  Member and Company whereby the Member agrees to deliver corn to the Company according to the terms and conditions under the contract.

1.20         “Dispose,” “Disposing,” or “Disposition” means sale, assignment, transfer, gift, exchange, or other disposition of one or more Capital Units, whether voluntary or involuntary, but not the mortgage, pledge, or grant of a security interest therein.

1.21         “Gross Asset Value” means with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows: (i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers provided that the initial Gross Asset Values of the assets contributed to the Company pursuant to Section 5.1 hereof shall be as set forth in such section; (ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account), as determined by the Board of Managers as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A) and (B) of this paragraph shall be made only if the Board of Managers reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company; (iii) the Gross Asset Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution as determined by the Board of Managers; and (iv) the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and profits and losses or Section 6.5 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv). If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iv) such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing profits and losses.

1.22         “Manager” means any natural Person who is a member of the Board of Managers of the Company, whether initially named in the Articles or later elected as provided in this Agreement.

1.23         “Managing Member” means POET Plant Management, LLC, a Minnesota limited liability company, or any successor appointed by the Board of Managers.

1.24         “Member” means any Class A Member, Class B Member, Class C Member or Class E Member and, unless context otherwise requires, the term “Member” shall include any Member’s representative in event of the death, incapacity, or liquidation of the Member.

1.25         “Net Cash from Operations” means the gross cash proceeds from the Company’s operations, sales, and other dispositions of assets, including but not limited to investment assets, (but not including sales and other dispositions of all or substantially all of the assets of the Company), less the portion thereof used to pay, or set aside for, the established reserves for all the Company’s expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the Board of Managers.  Net Cash from Operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reduction of reserves previously established, but not expended, as authorized by the Board of Managers.

1.26         “Ownership Percentage” with respect to any Member means the percentage of ownership of a Member determined by taking the total Capital Units held by such Member divided by the aggregate total number of issued and outstanding Capital Units.

1.27         “Person” includes an individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, corporation, foreign corporation, cooperative, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

1.28         “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

1.29         “Quarter” means any of the three-month periods ending March 31, June 30, September 30 and December 31.

1.30         “Reclassification” has the meaning set forth in the Recitals to this Agreement.

1.31         “Reclassification Effective Time” has the meaning set forth in Section 5.6 of this Agreement.

1.32         “Treasury Regulations” means the Income Tax Regulations, promulgated under the Code, as such regulations are amended from time to time.

Other terms defined herein have the meanings so given them.

ARTICLE 2

ORGANIZATION

2.1           Formation. The Company has been organized as a South Dakota limited liability company by the filing of Articles under and pursuant to the Act and the issuance of a certificate of organization for the Company by the Secretary of State of South Dakota.

2.2           Name. The name of the Company is GREAT PLAINS ETHANOL, LLC and all Company business must be conducted in that name or such other names that comply with applicable law as the Board of Managers may select from time to time.

2.3           Registered Office; Registered Agent, Principal Office in the United States; Other Offices.  The registered office of the Company required by the Act to be maintained in the State of South Dakota shall be the office of the initial registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Board of Managers may designate from time to time in the manner provided by law.  The registered agent of the Company in the State of South Dakota shall be the initial registered agent named in the Articles or such other Person or Persons as the Board of Managers may designate from time to time in the manner provided by law.  The principal office of the Company in the United States shall be at such place as the Board of Managers may designate from time to time, which need not be in the State of South Dakota, and the Company shall maintain records there as required by the Act and shall keep the street address of such principal office at the registered office of the Company in the State of South Dakota.  The Company may have such other offices as the Board of Managers may designate from time to time.

2.4           Purpose.  The purpose of the Company is to produce and market ethanol and ethanol co-products and any other purpose allowed under South Dakota law.

2.5           Foreign Qualification.  Prior to the Company’s conducting business in any jurisdiction other than South Dakota, the Board of Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board of Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.  At the request of the Board of Managers, the Company’s Officers (as specified in Article 7) shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.6           Term. The Company commenced its existence on the date the Secretary of State of South Dakota issued a certificate of organization for the Company and shall continue in existence until dissolved.

2.7           Mergers and Exchanges.  The Company may be a party to (a) a merger, (b) a consolidation, or (c) an exchange or acquisition, subject to the requirements of this Agreement.  Consent to any such merger, consolidation, exchange or acquisition shall be by vote of the Class A Members, Class B Members and Class C Members as set out in Article 3.

2.8           No State-Law Partnership.  The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal income and state income tax purposes, and this Agreement may not be construed to suggest otherwise.

2.9           Fiscal Year.  The Company’s fiscal year shall end on December 31 of each year or such other date as the Board of Managers shall determine.

ARTICLE 3

MEMBERS

3.1           Members.

(a)           No Person shall be admitted as a new Class A Member unless and until such Person: (i) agrees to be bound by this Agreement by submitting an executed signature page to this Agreement; (ii) agrees to be bound by the Corn Delivery Agreement by submitting an executed Corn Delivery Agreement; (iii) submits any other documents required by the Company under its Capital Units Transfers System; and (iv) is approved by the Board of Managers. The Board of Managers may refuse to admit any additional Person as a Class A Member in its sole discretion. The provisions of this section shall apply to any Person who acquires Capital Units directly from the Company or through a Disposition by a Member.

(b)           No Person shall be admitted as a new Class B Member unless and until such Person: (i) agrees to be bound by this Agreement by submitting an executed signature page to this Agreement; (ii) submits any other documents required by the Company under its Capital Units Transfers System; and (iii) is approved by the Board of Managers. The Board of Managers may refuse to admit any additional Person as a Class B Member in its sole discretion. The provisions of this section shall apply to any Person who acquires Capital Units directly from the Company or through a Disposition by a Member.

(c)           No Person shall be admitted as a new Class C Member unless and until such Person: (i) agrees to be bound by this Agreement by submitting an executed signature page to this Agreement; (ii) submits any other documents required by the Company under its Capital Units Transfers System; and (iii) is approved by the Board of Managers. The Board of Managers may refuse to admit any additional Person as a Class C Member in its sole discretion. The provisions of this section shall apply to any Person who acquires Capital Units directly from the Company or through a Disposition by a Member.

(d)           No Person shall be admitted as a new Class E Member unless and until: (x) such Person was a Class A Member who at the Reclassification Effective Time had his or her Class A Units reclassified as Class E Units pursuant to Section 5.6 of this Agreement or (y) such Person (i) agrees to be bound by this Agreement by submitting an executed signature page to this Agreement; (ii) agrees to be bound by the Corn Delivery Agreement by submitting an executed Corn Delivery Agreement; and (iii) submits any other documents required by the Company under its Capital Units Transfers System. The provisions of this section shall apply to any Person who acquires Capital Units directly from the Company or through a Disposition by a Member.

3.2           Representations and Warranties. Each Member represents and warrants to the Company and each other Member that:

(a)           if that Member is a corporation, it is duly organized, validly existing and in good standing under the laws of the state of its incorporation and is duly qualified and in good standing as a foreign corporation in the jurisdiction of its principal place of business (if not incorporated therein);

(b)           if that Member is a limited liability company, it is duly organized, validly existing, and (if applicable) in good standing under the laws of the state of its organization and is duly qualified and (if applicable) in good standing as a foreign limited liability company in the jurisdiction of its principal place of business (if not organized therein) and the representations and warranties in clause (a), (b) or (c), as applicable, are true and correct with respect to each Member thereof;

(c)           if that Member is a partnership, trust, or other entity, it is duly formed, validly existing, and (if applicable) in good standing under the laws of the state of its formation, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not formed therein), and the representations and warranties in clause (a), (b) or (c), as applicable, are true and correct with respect to each partner (other than limited partners), trustee, or other member thereof;

(d)           that the Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other Persons necessary for the due authorization, execution, delivery, and performance of this Agreement by that Member have been duly taken;

(e)           that the Member has duly executed and delivered this Agreement; and

(f)            that the Member’s authorization, execution, delivery, and performance of this Agreement does not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

3.3           Interests in a Member. A Member that is not a natural person may not cause or permit an interest, direct or indirect, in itself to be Disposed of in violation of the Securities Act of 1933, as amended, or such that, after the Disposition, (a) the Company would be considered to have terminated within the meaning of Section 708 of the Code or (b) without the consent of the Board of Managers, that Member, except any Class E Member, shall cease to be controlled by substantially the same Persons who control it as of the date of its admission to the Company. On any breach of this Section 3.3, the Company shall have the option to redeem, and on exercise of that option the breaching Member shall surrender, the breaching Member’s Capital Units in accordance with Section 4.3 of this Agreement.

3.4           Information.

(a)           In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated. The Members agree, however, that, except as otherwise provided by law, the Board of Managers from time to time may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Company should be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members or their assignees or representatives to examine or copy any such confidential information.

(b)           The Members acknowledge that from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or Persons with whom it does business. Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any Person other than another Member, except for disclosures (i) compelled by law (but the Member must notify the Board of Managers promptly of any request for that information before disclosing it, if practicable), (ii) to advisers or representatives of the Member or Persons who have acquired that Member’s Capital Units through a Disposition as permitted by this Agreement, but only if the recipients have agreed to be bound by the provisions of this section, or (iii) of information that the Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members acknowledge that a breach of the provisions of this section may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this section may be enforced by specific performance.

3.5           Liabilities to Third Parties. Except as otherwise expressly agreed in writing, no Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court.

3.6           Withdrawal. A Member does not have the right or power to withdraw from the Company as a Member, except as set forth in this Agreement.

3.7           Lack of Authority. No Member, other than the Managing Member or a Member acting in his or her capacity as an officer of the Board of Managers or as an officer of the Company, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company, except with the prior consent of the Board of Managers. The Managing Member has the authority set forth in Article 9 of this Agreement.

3.8           Classes and Voting. Unless the Articles state to the contrary or as provided by this Agreement, or any amendment hereto, there shall be four classes of Members. There shall be Class A Members, Class B Members, Class C Members, and Class E Members. The Board of Managers may establish additional classes or groups of one or more Members.

(a)           Class A Members. Class A Members shall be entitled to vote on all matters coming to a vote of the Class A Members as provided in Section 3.8(e), Section 8.4(b) and Section 8.6. Each Class A Member may cast only one (1) vote on each matter brought to a vote of the Class A Members, regardless of the number of Class A capital units owned. On all matters voted upon by the Class A Members, the affirmative vote of the majority of the Class A Members voting on the matter at hand shall be the act of the Class A Members, except that the election of individuals serving on the Board of Managers for purposes of Section 8.4(b) shall be determined by a vote of the plurality of the Class A Members voting on the matter at hand and the removal of individuals serving on the Board of Managers for purposes of Section 8.6 shall be determined by the vote stated therein.

(b)           Class B Members. Class B Members shall be entitled to vote on all matters coming to a vote of the Class B Members as provided in Section 3.8(e), Section 8.4(b) and Section 8.6. Each Class B Member may cast one (1) vote for each Class B Capital Unit held by the Class B Member on each matter brought to a vote of the Class B Members. On all matters to be voted upon by the Class B Members, the affirmative vote of the holders of a majority of the Class B Capital Units shall be the affirmative act of the Class B Members.

(c)           Class C Members. Class C Members shall be entitled to vote on all matters coming to a vote of the Class C Members as provided in Section 3.8(e), Section 8.4(b) and Section 8.6. Each Class C Member may cast one (1) vote for each Class C Capital Unit held by the Class C Member on each matter brought to vote of the Class C Members. On all matters voted upon by the Class C Members, the affirmative vote of the majority of the Class C Capital Units voting on the matter at hand shall be the act of the Class C Members, except that the election of individuals serving on the Board of Managers for purposes of Section 8.4(b) shall be determined by a vote of the plurality of the Class C Capital Units voting on the matter at hand and the removal of individuals serving on the Board of Managers for purposes of Section 8.6 shall be determined by the vote stated therein.

(d)           Class E Members. Class E Members shall not be entitled to vote except to the extent required by the Act or South Dakota law. On all matters voted upon by the Class E Members, the affirmative vote of the majority of the Class E Members voting on the matter at hand shall be the act of the Class E Members.

(e)           Voting by Classes. Class A Members, Class B Members and Class C Members shall only be entitled to vote on the following matters: (i) the merger or consolidation of the Company with another business entity or the exchange of interests in the Company for interests in another company; (ii) sale, lease, exchange or other disposition of substantially all of the Company’s assets; (iii) voluntary dissolution of the Company; (iv) the election of Managers as set forth in Section 8.4; and (v) as otherwise required by the Act or South Dakota law. Any matter identified in terms (i) through (iii) of the preceding sentence must receive the affirmative vote of each Class of outstanding Capital Units voting at the matter at hand to be the act of the Members of the Company entitled to vote on such matter. The Members of each Class of Capital Units entitled to vote shall vote separately for the election and removal of representatives on the Board of Managers for their respective classes as set forth in section 8.4 and 8.6 of this Agreement.

3.9           Place and Manner of Meeting. All meetings of the Members shall be held at such time and place, within or without the State of South Dakota, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Presence in person, or by proxy or written ballot, shall constitute participation in a meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.10         Conduct of Meetings. All meetings of the Members shall be presided over by the President. All meetings of the Members shall be conducted in general accordance with the most recent edition of Robert’s Rules of Order, or such other rules and procedures as may be determined by the Board of Managers in its discretion.

3.11         Annual Meeting. The annual meeting of the Members for the transaction of all business which may come before the meeting shall be held on a date determined by the Board of Managers. Failure to hold the annual meeting at the designated time shall not be grounds for dissolution of the Company.

3.12         Special Meetings. Special meetings of the Members may be called at any time by the President, the Board of Managers, or by the Secretary upon the request of the holders of at least thirty percent (30%) of the Capital Units of any Class A, Class B or Class C Units. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on at the special meeting.

3.13         Notice. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting either personally or by mail, by or at the direction of the President, the Secretary or the Board of Managers calling the meeting, to each Member entitled to vote at the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at the Member’s address as it appears on the records of the Company, with postage thereon prepaid.

(a)           If a purpose of any Member meeting is to consider any of the following matters, the notice must state such purpose:

(i)            a plan of merger, consolidation, or exchange;

(ii)           the sale, lease, exchange or other disposition of all, or substantially all, of the Company’s assets;

(iii)          the voluntary dissolution of the Company; or

(iv)          the removal of any representative on the Board of Managers.

(b)           The notice for any Member meeting relating to any of the purposes listed in (a) above must be accompanied by respectively a copy or summary of the respective:

(i)            plan of merger, consolidation or exchange;

(ii)           the transaction description for the proposed sale, lease, exchange or other disposition of all, or substantially all, of the Company’s assets;

(iii)          the plan of liquidation; or

(iv)          identification of the Manager or Managers whose removal is sought.

3.14         Quorum of Members. Ten percent (10%) of the Class A Members entitled to vote at any meeting, Class B Members representing ten percent (10%) of the outstanding Class B

Capital Units entitled to vote at any meeting, Class C Members representing ten (10%) of the outstanding Class C Capital Units entitled to vote at any meeting, and Class E Members representing ten percent (10%) of the outstanding Class E Capital Units entitled to vote at any meeting, represented in person, by proxy, or by written ballot, shall constitute a quorum at a meeting of the Members. The Members present at a duly organized meeting at which a quorum is present may transact business until adjournment, notwithstanding the departure or withdrawal of enough Members to leave less than a quorum.

3.15         Voting of Capital Units by Company. A Capital Unit owned by another limited liability company, corporation, or other legal entity, the majority of which is owned or controlled by this Company, and a Capital Unit held by this Company in a fiduciary capacity, shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total Capital Units of a class at any given time.

3.16         Closing Record Books and Fixing Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof or in order to make a determination of Members for any other proper purpose, the Board of Managers may provide that the record books shall be closed for a stated period not exceeding ten (10) days. If the record books shall be closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such books shall be closed for a period not exceeding ten (10) days immediately preceding such meeting. In lieu of closing the record books, the Board of Managers may fix in advance a date as the record date for any such determination of Members, such date in any case to be not more than sixty (60) days and in the case of a meeting of Members, not less than ten (10) days prior to the date of which the particular action requiring such determination of Members is to be taken. If the record books are not closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members, the date on which notice of the meeting is mailed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of record books and the stated period of closing has expired.

3.17         Fixing Record Dates for Ballots by Mail. Unless a record date shall have previously been fixed or determined herein, whenever action by Members is proposed to be taken by written ballot without attendance being required at a meeting of Members, the Board of Managers may fix a record date for purposes of determining Members entitled to vote by ballot on the action, which record date shall be set by the Board of Managers not more than sixty (60) days prior to the deadline for returning ballots to the Company. If no record date has been fixed by the Board of Managers, the record date for determining Members entitled to vote by written ballot without requiring attendance at a meeting of Members shall be at the close of business on the tenth day preceding the mailing of the written ballots to the Members.

3.18         Proxies. At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his duly authorized attorney-in-fact, except with respect to the election of representatives to the Board of Managers for which Members shall be required to vote in person or as permitted by the Board of Managers by mail-in ballot. Such proxy shall be filed with the Secretary of the Company before or at the time of the meeting. A proxy shall be considered filed with the Company when received by the Company at its executive offices, unless later revoked. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

ARTICLE 4

DISPOSITION OF CAPITAL UNITS

4.2           General Restrictions on the Disposition of Capital Units.

(b)           No Disposition of Capital Units shall be valid except as specifically provided in this Article 4. To be valid, a Disposition must comply with the Company’s Capital Units Transfer System as adopted or approved by the Board of Managers, as it may be amended from time to time, and, in the case of Class A Units, Class B Units and Class C Units, be approved by the Board of Managers. It is the intent of this Agreement that: (i) the tax status of this Company be the same as for a partnership, (ii) this Company preserve its partnership tax status by complying with Section 1.7704-1, et seq., and any amendments thereto, and (iii) to the extent possible, this Agreement shall be read and interpreted to prohibit the free transferability of Capital Units. Any attempted Disposition by a Person of Capital Units or any other interest or right, or any part thereof, in or in respect of the Company, other than in accordance with this Article 4 and the Capital Units Transfer System shall be, and is hereby declared, null and void ab initio.

(b)           The Company shall not recognize for any purpose and, to the extent approval is requested for any Disposition, the Board of Managers shall not approve, any purported Disposition of a Capital Unit unless and until the other applicable provisions of this Article 4 have been satisfied, all conditions have been satisfied under the Capital Units Transfer System, and the Company has received a completed transfer request in the form adopted by the Board of Managers, or such other written document (i) executed by both the Member effecting the Disposition (or such Member’s representative if the transfer is on account of the death, incapacity, or liquidation of the Member effecting the Disposition,) and the Person acquiring the Capital Unit in the proposed Disposition; (ii) setting forth the number of Capital Units of each Class subject to the Disposition; and (iii) containing a representation and warranty that the Disposition was made in accordance with all applicable laws and regulations (including all applicable federal and state securities laws). If the Person acquiring the Capital Units in the Disposition is not a Member, then such Person must also comply with Section 3.1 of this Agreement. If the Capital Units subject to the Disposition are Class A or Class E Capital Units, then the Person acquiring the Class A or Class E Capital Units in the Disposition must also execute and submit to the Company a Corn Delivery Agreement in accordance with this Agreement.

Dispositions of Capital Units, and the resulting admissions of new Members, if applicable, are effective as of the first day of the Quarter immediately following the Quarter in which all conditions to such Disposition are met, including, if applicable, approval by the Board of Managers. Upon the effectiveness of a Disposition of all or a portion of a Member’s Capital Units, the Company shall transfer all, or the respective proportion of the capital account of the Member effecting the Disposition to the Member who has acquired the Capital Units. No partial Capital Units may be subject to a Disposition. If a Person becomes the beneficial holder of Capital Units but has not been accepted as a Member (for example, upon a Member’s death or if the Board of Managers refuses to accept such Person as a Member), such Person shall receive the allocations of income, gain, losses, deductions, credits, and distributions in accordance with Article 6 of this Agreement until such time as the Person becomes a Member or until such Person’s Capital Units are redeemed in accordance with Section 4.6 of this Agreement. Such Person shall have no voting rights except as otherwise stated under this Agreement or as provided for under the Act or South Dakota law until such time as the Person becomes a Member and complies with this Section 4.1.

(c)           The Board of Managers will not approve or otherwise allow any Disposition unless (i) either (A) the Disposition is registered under the Securities Act of 1933, as amended, and any applicable state securities laws or (B) the Company has determined that the Disposition is exempt from registration under those laws; (ii) the Company has determined that the Disposition, when added to the total of all other Dispositions within the preceding twelve (12) months, would not result in the Company being considered to have terminated within the meaning of the Code or losing its partnership status and being taxed as a C corporation within the meaning of the Code; (iii) either (A) the Disposition will not result in the number of Class A Members of record equaling three hundred (300) or more or such other number as required to maintain the suspension of the Company’s duty to file reports pursuant to Rule 12h-3 of the Securities Exchange Act or (B) the Disposition will not result in the number of Class C Members of record equaling three hundred (300) or more or such other number as required to maintain the suspension of the Company’s duty to file reports pursuant to Rule 12h-3 of the Securities Exchange Act. The Board of Managers may not allow a Disposition of Class E Units if, in its sole discretion, they believe that as a result of the Disposition the Class E Units would be held by five hundred (500) or more Class E Members of record or such other number that would otherwise require the Company to register the Class E Units under the Securities Exchange Act.

(d)           The Member effecting a Disposition and any Person admitted to the Company in connection therewith shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Disposition or admission on or before the thirtieth day after the receipt by that Person of the Company’s invoice for the amount due. If payment is not made by the date due, the Person owing that amount shall pay interest on the unpaid amount from the date due until paid at the legal rate of interest allowed under South Dakota law.

4.2           Tax Elections. In the event of a Disposition of all or part of the Capital Units of any Member, the Company, in the sole discretion of the Board of Managers, may elect pursuant to Section 754 of the Code (or any successor provisions) to adjust the basis of the assets of the Company.

4.3           Redemption. The Company shall have the right to redeem the Capital Units of a Member or a Person who beneficially holds Capital Units upon any of the following occurrences:

(a)           An attempt to Dispose of the Capital Units in a manner not in conformity with this Agreement.

(b)           The failure of a Person who becomes the beneficial holder of Capital Units to comply with Section 4.1 of this Agreement and become a Member within a 12-month period following the date that the Person became a beneficial holder of the Capital Units.

(c)           Breach of the Member’s Corn Delivery Agreement with respect to such Capital Units and failure to cure such breach subsequent to the giving of written notice by the Company as provided therein.

(d)           The Member becomes a Bankrupt Member and the Company is not able to sell its Capital Units within two hundred forty (240) days through the Capital Units Transfer System.

If the Company exercises its right to redeem a Member’s or Person’s Capital Units pursuant to any of the above, upon receipt of such Member’s or Person’s Capital Unit certificate, the Company shall pay to such Member or Person ten percent (10%) of the price at which such Capital Units were originally offered for sale by the Company (in the case of Class E Units, such price being the price at which the Class A Units were originally offered for sale by the Company). Upon redemption, any Corn Delivery Agreement or promissory note of such Member relating to such Capital Units shall become null and void. Nothing in this section shall be interpreted to limit or prevent the Company from seeking any legal or equitable relief that would otherwise be available to the Company.

4.4           Disposition by Broin Investments II, LLC; Right of First Refusal. Broin Investments II, LLC, shall be prohibited from Disposing of all or a portion of its Class B Capital Units, other than to an Affiliate of Broin Investments II, LLC, without first offering the Class B Capital Units to the Company at fair market value, as defined in Section 4.5. If Broin Investments desires to Dispose of all or a portion of its Class B Capital Units, it shall give the Company written notice of such desire. If, within thirty (30) days of the notice, the Company has not elected in writing to purchase such Class B Capital Units, Broin Investments II, LLC may Dispose of its Class B Capital Units to a third party in accordance with Section 4.1 and the Board of Managers shall not unreasonably withhold its consent thereto.

4.5           Fair Market Value. The fair market value of Broin Investments II, LLC’s Class B Capital Units for purposes of the Company’s option to purchase provided for under Section 4.4 of this Agreement, shall be determined in accordance with the provisions of this Section 4.5. The Company and Broin Investments II, LLC shall first try in good faith to determine the fair market value by mutual agreement. Such efforts to reach agreement shall be commenced within ten (10) days from the date of the Company’s receipt of the notice of intended Disposition. Such efforts may be terminated at any time by either party. If the parties have not reached a determination of the fair market value by mutual agreement within twenty (20) days following the Company’s receipt of the notice of intended Disposition, then the fair market value shall be determined by appraisal as provided in this Section 4.5. Within ten (10) days following the failure or refusal to reach a mutual agreement as set forth above, the parties shall each appoint an appraiser to appraise the Class B Capital Units that are the subject of the Disposition and each party shall pay the cost of its respective appraisal. If the higher of the appraised fair market values of the Class B Capital Units, as determined by the two appraisers, is within ten (10%) of the lower of the two values, then the two values shall be averaged with the result being the fair market value and variable price of the Class B Capital Units. If the higher of the two appraised values is not within ten percent (10%) of the lower of the two values, then the two appraisers shall choose a third appraiser, with the cost of the third appraisal to be split equally by the parties. The agreement of two of the three appraisers, shall be the fair market value and purchase price of the Class B Capital Units. If at least two of the appraisers cannot agree on the appraised value, then the three appraised values shall be added together and divided by three with the result to be the fair market value and purchase price of the Class B Capital Units. The appraisers shall be duly qualified and have experience or background in the ethanol industry. The closing of the purchase of the Class B Capital Units by the Company shall be completed within twenty (20) days following the determination of the purchase price. If the Company declines or fails to give timely notice of the election to purchase the Class B Capital Units, or if the Company fails to timely close the purchase, Broin Investments II, LLC shall be entitled to Dispose of its Class B Capital Units to a third party, but such sale must comply with Section 4.1.

ARTICLE 5

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

5.1           Capital Contribution. The name, address, Capital Contribution, and Units quantifying the Ownership Percentage of each Member is set forth in the Member Register.

5.2           Additional Capital Contributions; Additional Units. No Members shall be obligated to make any additional Capital Contributions to the Company or pay any assessment to the Company, and no Capital Units shall be subject to any calls, requests or demands for capital, Additional Capital Units may be created and issued to new Members or to existing Members on such terms and conditions as the Board of Managers may determine at the time of admission, and may include for the creation of different classes or groups of Members, represented by different classes of Capital Units, which Capital Units may have different rights, powers, and duties. If the Board of Managers creates additional Capital Units, the Board of Managers must specify the terms of admission or issuance, including the amount of capital proposed to be raised from the issuance of such Capital Units. Members of the Company shall not have a preemptive right to acquire additional, newly created Capital Units of the Company.

5.3           Return of Contributions. A Member is not entitled to the return of any part of its Capital Contribution or to be paid interest in respect of either its capital account or its Capital Contribution. A Capital Contribution is not a liability of the Company or of any Member. Members will not be required to contribute or to lend any cash or property to the Company to enable the Company to return any Member’s Capital Contribution.

5.4           Advances by Members. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the consent of the Board of Managers, as appropriate, may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section constitutes a loan from the Member to the Company, bears interest at the rate negotiated with the Board of Managers from the date of the advance until the date of payment and is not a Capital Contribution.

5.5           Capital Accounts. A capital account shall be established and maintained for each Member pursuant to the requirements of applicable federal income tax regulations. Each Member’s capital account shall be increased and decreased as follows:

(a)           Each Member’s capital account shall be increased by (i) the amount of the initial Capital Contribution made by the Member, (ii) the amount of any additional Capital Contributions made by the Member, and (iii) any income and gains allocated to the Member pursuant to Article 6.

(b)           Each Member’s Capital Account shall be decreased by (i) any deductions and losses allocated to the Member pursuant to Article 6, and (ii) the amount of any distributions by the Company to the Member as of the time of the distribution.

A Member that has more than one Capital Unit shall have a single capital account that reflects all its Capital Units, regardless of the Class of Capital Units owned by that Member and regardless of the time or manner in which those Capital Units were acquired. Upon the Disposition of a Capital Unit, that portion of the capital account of the Member effecting the Disposition that is attributable to the Capital Unit subject to the Disposition shall carry over to the Person acquiring such Capital Unit.

5.6           Class A Unit Reclassification. Effective as of        p.m., prevailing Central Time, on                       , 2008 (the “Reclassification Effective Time”), each Class A Unit outstanding immediately prior to the Reclassification Effective Time owned by a Member who is a record holder (as such term is used in the Securities Exchange Act of 1934, as amended) of two (2) or fewer Class A Units shall, by virtue of this Section 5.6 and without any action on part of the holder thereof, hereafter be reclassified as a Class E Unit, on the basis of one (1) Class E Unit for each Class A Unit held by such Member. Each Class A Unit outstanding immediately prior to the Reclassification Effective Time owned by a Member who is a record holder of more than two (2) Class A Units shall not be reclassified and shall continue in existence as a Class A Unit.

ARTICLE 6

ALLOCATIONS AND DISTRIBUTIONS

6.1           Allocations and Distributions. Except as may be required by sections 704 (b) and (c) of the Code and the applicable Treasury Regulations, all items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members, and distributions shall be made, in accordance with this Article 6.

6.2           Distributions of Net Cash from Operations. Distributions of Net Cash from Operations, if any, for any fiscal year, will be made on not less than an annual basis with a minimum of twenty percent (20%) to be distributed so long as the Net Cash from Operations is in excess of $500,000.00 for such year and provided that any such distribution does not violate or cause the Company to default under any the terms of any of the Company’s credit facilities or debt instruments. Additional distributions, if any, may be made as the Board of Managers shall determine in its sole discretion. Distributions shall be made to all Members ratably in proportion to their Ownership Percentages.

6.3           Allocations of Income, Gain, Loss, Deductions, and Credits. All items of income, gain, loss, deductions, and credits for a fiscal year shall be allocated to the Members ratably in proportion to their Ownership Percentages.

6.4           Allocation of Gain or Loss Upon the Sale of All or Substantially All of the Company’s Assets.

(a)           Allocation of Gain. Any income or gain from the sale or exchange of all or substantially all of the Company’s assets shall be allocated, first, to those Members with capital account balances less than the amounts of their respective Capital Contributions that have not previously been distributed, that amount of income or gain, if any, necessary to increase their capital account balances to the amount of their Capital Contributions not previously distributed; and thereafter, the remaining income or gain, if any, shall be allocated to the Members, ratably in proportion to their Ownership Percentages.

(b)           Allocation of Loss. Any loss from the sale or exchange of all or substantially all of the Company’s assets shall be allocated, first, so as to equalize the capital account balances of all Members holding the same number of Capital Units, and thereafter, the remaining losses shall be allocated to the Members, ratably in proportion to their Ownership Percentages.

6.5           Regulatory Allocations and Allocation Limitations. Notwithstanding the preceding provisions for allocating income, gains, losses, deductions and credits, the following limitations, regulatory allocations and contingent reallocations are intended to comply with applicable income tax Treasury Regulations under Section 704(b) of the Code and shall be so construed when applied.

(a)           Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.5, if there is a net decrease in Partnership Minimum Gain (as defined in the Treasury Regulations) during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in accordance with Section 1.704-2(f)(1) of the Treasury Regulations in an amount equal to such Member’s share of the net decrease in Partnership Minimum Gain (determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations). This Section 6.5(A) is intended to comply with the minimum gain chargeback requirement in the Treasury Regulations and shall be interpreted consistently therewith.

(b)           Partner Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, notwithstanding any other provision of this Section 6.5, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member’s share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Treasury Regulations. This Section 6.5(b) is intended to comply with the minimum gain chargeback requirements in Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

(c)           Qualified Income Offset. In the event a deficit balance in a Member’s capital account in excess of the sum of (i) the amount such Member is obligated to restore or contribute to the Company pursuant to any provision of this Agreement and (ii) the amount such Member is deemed to be obligated to contribute pursuant to the penultimate sentences of Section 1.704-2(g)(1)(ii) and 1.704-2(i)(5) of the Treasury Regulations, is caused or increased because a Member receives an adjustment, allocation, or distribution described in Section 1.704-1(b)(2)(ii)(d) of the

Treasury Regulations, such Member will be allocated items of Company income and gain in an amount and manner sufficient to eliminate such deficit balance or such increase in the deficit balance, as quickly as possible, to the extent required in the Treasury Regulations. This Section 6.5(c) is intended, and shall be so construed, to provide a “qualified income offset” within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(d)           Gross Income Allocations. In the event that a deficit balance in a Member’s Capital Account at the end of any fiscal year is in excess of the sum of (i) the amount such Member is obligated to restore or contribute to the Company under this Agreement and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations §§ 1.704-2(g)(1)(ii) and 1.704-2(i)(5), the Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.5(d) shall be made only if and to the extent that the Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in this Section have been made as if Section 6.5(c) and this Section 6.5(d) were not in this Agreement.

(e)           Nonrecourse Deductions. Partners Nonrecourse Deductions (as defined in the Treasury  Regulations) shall be specially allocated to the Members in proportion to the allocation of Losses under Section 6.3.

(f)            Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Treasury Regulations.

(g)           Members’ Shares of Excess Nonrecourse Debt. The Members’ shares of excess Partnership Nonrecourse Debt within the meaning of Section 1.752-3(a)(3) of the Treasury Regulations shall be determined in accordance with the manner in which it is reasonably expected that the deductions attributable to such Partnership Nonrecourse Debt will be allocated.

(h)           Curative Allocations. The allocations set forth in subsections (a), (b), (d), and (d) (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations under Section 704(b). Notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain or loss among the Members so that, to the extent possible, the net amount of allocations of such items of income, gain or loss and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred. For this purpose, future Regulatory Allocations under Section 6.5(a) and (b) shall be taken into account that, although not yet made, are likely to offset other Regulatory Allocations made under Section 6.5(f) and (g).

6.6           Proration of Allocations. All income, gains, losses, deductions and credits for a fiscal year allocable with respect to any Members whose Capital Units may have been transferred, forfeited, reduced or changed during such year should be allocated based upon the varying interests of the Members throughout the year. The precise manner in which such allocations are made shall be determined by the Board of Managers in its sole discretion and shall be a manner of allocation, including an interim closing of the books, permitted to be used for federal income tax purposes.

6.7           Consent to Allocation. Each Member expressly consents to the methods provided herein for allocation of the Company’s income, gains, losses, deductions and credits.

6.8           Distributions in Kind. Except as provided by this Agreement, a Member, regardless of the form of the Member’s Capital Contribution, may not demand or receive a distribution from this Company in any form other than cash.

6.9           Right to Distributions. A Member who is entitled to receive a distribution that has not been paid by the Company when due has the status of, and is entitled to all remedies available to, a creditor of the Company with respect to such distribution.

6.10         Limitation on Distributions.

(a)           Notwithstanding anything to the contrary in this Agreement, the Company may not make a distribution to its Members to the extent that, immediately after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members with respect to their interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the Company’s assets, except that the fair value of property that is subject to a liability for which recourse of creditors is limited shall be included in the Company’s assets only to the extent that the fair value of that property exceeds that liability, or otherwise in violation of the Act.

(b)           A Member who receives a distribution that is not permitted under this Agreement has no liability to return the distribution unless the Member knew that the distribution was prohibited under the terms of this Agreement or the Act.

ARTICLE 7

OFFICERS

7.1           Number of Officers. The officers of the Board of Managers shall be a president, one or more vice-presidents, and a secretary, each of whom shall be appointed by the Board of Managers. The officers of the Company shall be a Chief Executive Officer and Chief Financial Officer. An officer of the Board of Managers shall be a member of the Board of Managers. Such other officers and assistant officers as may be deemed necessary, including any vice-presidents, may be appointed by the Board of Managers. If specifically authorized by the Board of Managers, an officer may appoint one or more officers or assistant officers from the Board of Managers. The same individual may simultaneously hold more than one office on the Board of Managers.

7.2           Appointment and Term of Office. The officers of the Board of Managers shall be appointed by the Board of Managers for a term as determined by the Board of Managers. If no term is specified, they shall hold office until the first meeting of the Board of Managers held after the next annual meeting of Members. If the appointment of officers shall not be made at such meeting, such appointment shall be made as soon thereafter as is convenient. Each officer shall hold office until the officer’s successor shall have been duly appointed, until the officer’s death, or until the officer shall resign or shall have been removed in the manner provided in Section 7.3. The designation of a specified term does not grant to the officer any contract rights.

The Board of Managers can remove the officer at any time prior to the termination of such term, and the officer shall be employed “at will,” unless otherwise provided by a signed contract with the Company.

7.3                              Removal of Officers.  Any officer or agent of the Board of Managers may be removed by the Board of Managers at any time, with or without cause. The Managing Member may remove the Chief Executive Officer and Chief Financial Officer at any time, with or without cause.  Any such removal shall be without prejudice to the contract rights, if any, of the person so removed.  Appointment of an officer or agent shall not of itself create contract rights.

7.4                              The Chief Executive Officer.  The Chief Executive Officer shall be the principal executive officer of the Company and shall be selected by the Managing Member.  The Chief Executive Officer may sign, with the Secretary or any other proper officer of the Board of Managers or of the Company authorized by the Board of Managers, deeds, mortgages, bonds, contracts, debt instruments or other instruments, which the Board of Managers and/or Managing Member have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Managers or by this Agreement to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as may be prescribed by the Managing Member from time to time.

7.5                              The Chief Financial Officer.  The Chief Financial Officer shall be the principal financial and accounting officer of the Company, and may be the same person as the Chief Executive Officer.  The Chief Financial Officer shall be selected by the Managing Member.  The Chief Financial Officer shall:

(a)                                  Have charge and custody of and be responsible for all funds and securities of the Company;

(b)                                 Receive and give receipts for moneys due and payable to the Company from any source whatsoever, and deposit all such moneys in the name of the Company in such banks, trust companies, or other depositaries as shall be selected by the Board of Managers; and

(c)                                  In general, perform all of the duties incident to the office of Chief Financial Officer and such other duties as from time to time may be assigned to the Chief Financial Officer by the Managing Member.  If required by the Board of Managers, the Chief Financial Officer shall give a bond for the faithful discharge of the Chief Financial Officer’s duties in such sum and with such surety or sureties as the Board of Managers shall determine.

7.6                              The President.  The President shall be the presiding officer of the Board of Managers.  The President shall, when present, preside at all meetings of the Members and of the Board of Managers.  The President may sign, with the Secretary or any other proper officer of the Board of Managers or of the Company authorized by the Board of Managers, certificates for Capital Units of the Company and in general shall perform all duties incident to the office of

President and such other duties as may be prescribed by the Board of Managers from time to time.

7.7                              The Vice-Presidents.  If appointed, in the absence of the President or in the event of the President’s death, inability or refusal to act, the Vice-President, or in the event there be more than one Vice-President, the Vice-Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their appointment, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.  If there is no Vice-President, then any member of the Board of Managers  shall perform such duties of the President.  Any Vice-President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the Company the issuance of which have been authorized by resolution of the Board of Managers; and shall perform such other duties as from time to time may be assigned to the Vice-President by the President or by the Board of Managers.

7.8                              The Secretary.  The Secretary shall:

(a)                                  Keep the minutes of the proceedings of the Members and of the Board of Managers in one or more books provided for that purpose;

(b)                                 See that all notices are duly given in accordance with the provisions of this Agreement or as required by law;

(c)                                  Be the custodian of the Company records and of any seal of the Company and if there is a seal of the Company, see that it is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized;

(d)                                 When requested or required, authenticate any records of the Company;

(e)                                  Keep a register of the mailing address of each Member which shall be furnished to the Secretary by such Member;

(f)                                    Sign with the President, or a Vice-President, certificates for Capital Units of the Company, the issuance of which shall have been authorized by resolution of the Board of Managers;

(g)                                 Have general charge of the Capital Units transfer books of the Company; and

(h)                                 In general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the President or by the Board of Managers.

7.9                              Assistant Secretaries.  The Assistant Secretaries, when authorized by the Board of Managers, may sign with the President or a Vice-President, certificates for Capital Units of the Company the issuance of which shall have been authorized by a resolution of the Board of

Managers.  The Assistant Secretaries , in general, shall perform such duties as shall be assigned to the Secretary, or by the President or the Board of Managers.

7.10                        Designation of Tax Matters Partner.  Provided that the Managing Member owns Capital Units,  the Managing Member, is designated as the Tax Matters Partner of the Company, as provided in the Treasury Regulations pursuant to Section 6231 of the Code.  Each Member, by the execution of this Agreement consents to such designation of the Tax Matters Partner and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent.  If at any time there is no Managing Member, or if the Managing Member no longer owns Capital Units, the Board of Managers shall designate a Manager who owns Capital Units as the Tax Matters Partner of the Company.

7.11                        Duties of Tax Matters Partner.

(a)                                  The Tax Matters Partner shall register the Company as a “tax shelter” with the Internal Revenue Service if such registration is required and shall provide the tax shelter registration number to each Member.

(b)                                 To the extent and in the manner provided by applicable law and regulations, the Tax Matters Partner shall furnish the name, address, profit’s interest, and taxpayer identification number of each Member to the Secretary of the Treasury or his delegate (for the purposes of Sections 7.12 and 7.13 only, the “Secretary”).

(c)                                  To the extent and in the manner provided by applicable law and regulations, the Tax Matters Partner shall keep each Member informed of the administrative and judicial proceedings for the adjustment at the Company level of any item required to be taken into account by a Member for income tax purposes (such administrative proceeding referred to hereinafter as a “tax audit” and such judicial proceeding referred to hereinafter as “judicial review”).

(d)                                 If the Tax Matters Partner, on behalf of the Company, receives a notice with respect to a tax audit from the Secretary of the Internal Revenue Service, the Tax Matters Partner shall forward a copy of such notice to the Members who hold or held an interest in the profits or losses of the Company in the taxable year to which the notice relates as required by law.

7.12                        Authority of Tax Matters Partner.  The Tax Matters Partner is hereby authorized, but not required:

(a)                                  To enter into any settlement with the Internal Revenue Service or the Secretary of the Internal Revenue Service with respect to any tax audit or judicial review, in which agreement the Tax Matters Partner may expressly state that such agreement shall bind the other Members, except that such settlement agreement shall not bind any Member who (within the time prescribed pursuant to the Code and Treasury Regulations thereunder) files a statement with the Secretary of the Internal Revenue Service providing that the Tax Matters Partner shall not have the authority to enter into a settlement agreement on behalf of such Member;

(b)                                 In the event that a notice of a final administrative adjustment at the Company level of any item required to be taken into account by a Member for tax purposes (a “final adjustment”) is mailed to the Tax Matters Partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court, the District Court of the United States for the district in which the Company’s principal place of business is located, or the United States Court of Claims;

(c)                                  To intervene in any action brought by any other Member for judicial review of a final adjustment;

(d)                                 To file a request for an administrative adjustment with the Secretary at any time and, if any part of such request is not allowed by the Secretary, to file a petition for judicial review with respect to such request;

(e)                                  To enter into an agreement with the Internal Revenue Service to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Member for tax purposes, or an item affected by such item;

(f)                                    To take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by applicable law or regulations; and

(g)                                 To retain attorneys and accountants on an as-needed basis under such terms and conditions as determined solely by the Tax Matters Partner.

7.13                        Expenses of Tax Matters Partner.  The Company shall indemnify and reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members.  The payment of all such expenses shall be made before any distributions are made of Net Cash from Operations, or any discretionary reserves are set aside by the Board of Managers.  The taking of any action and the incurring of any expense by the Tax Matters Partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Partner and the provisions on limitations of liability of Managing Member and indemnification set forth in Article 10 of this Agreement shall be fully applicable to the Tax Matters Partner in his capacity as such.

7.14                        Compensation.  The salaries and terms of employment of the officers of the Company shall be fixed from time to time by the Managing Member.  Officers of the Board of Managers shall not receive any salary or other compensation for their services as officers of the Board of Managers, unless otherwise determined by the Board of Managers.  Officers who are Members of the Company shall receive the same membership benefits that all other Members receive.  Officers may be reimbursed for reasonable expenses incurred in carrying out their duties as officers.

ARTICLE 8

MANAGEMENT

8.1                              Management by Board of Managers.

(a)                                  Except for situations in which the approval of the Members is required by this Agreement or by nonwaivable provisions of the Act and, except for those powers delegated to the Managing Member, and subject to the provisions of Section 8.2, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Board of Managers; and the Board of Managers may make all decisions and take all actions for the Company not otherwise provided for in this Agreement, including, without limitation, the following:

(i)                                  To direct and oversee the Managing Member in its implementation of the decisions of the Board of Managers.

(ii)                               To direct the expenditure of the capital and profits of the Company in furtherance of the Company’s purposes.

(iii)                            To direct the investment of Company funds in any manner deemed appropriate or convenient by the Board of Managers to be in the best interests of the Company.

(iv)                           To enter into operating agreements, joint participation, joint ventures, and partnerships with others with respect to the ethanol plant and any other assets of the Company, containing such terms, provisions and conditions as the Board of Managers shall approve.

(v)                              To cause the Company to borrow money from banks and other lending institutions for any Company purpose and in connection therewith to mortgage, grant a security interest in or hypothecate all of the assets of the Company.

(vi)                           To sell, dispose, abandon, trade or exchange (but not a sale, disposition, abandonment, trade, or exchange of all or any substantial portion of the Company’s assets) of the Company, upon such terms and conditions and for such consideration as the Board of Managers deems appropriate.

(vii)                        To enter into agreements and contracts with any Member or an Affiliate of any Member, including the Managing Member and any Affiliate of the Managing Member, and to give receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Board of Managers may deem advisable or appropriate; provided, however, that any such agreement or contract shall be on terms as favorable to the Company as could be obtained from any third party.

(viii)                     To make distributions in accordance with and subject to the limitations set forth in Article 6 of this Agreement.

(ix)                             To amend the terms and provisions of this Agreement.

(b)                                 All acts of the Board of Managers will be by majority vote of the disinterested Managers except for the following:

(i)                                    Changes in the corn delivery process, pricing and Corn Delivery Agreement shall require the affirmative vote of the Class B representative of the Board of Managers and the vote of all but one of the other members of the Board of Managers.

(ii)                                 Except as set forth in (iv) below, amendments to this Agreement and/or the Articles shall require the vote of the Class B representative of the Board of Managers and the vote of all but one of the other members of the Board of Managers.

(iii)                             The authorization of the sale of additional Capital Units shall require the vote of the Class B representative of the Board of Managers and the vote of all but one of the other members of the Board of Managers.

(iv)                             Amendments to the sections of this Agreement dealing with the rights, responsibilities and compensation of the Managing Member shall require the consent of the Managing Member and the vote of all but one of the total Class A and Class C representatives on the Board of Managers.

(v)                                Removal of the Managing Member pursuant to Section 9.1, and appointment of a replacement Managing Member shall require the vote of all but one of the Class A and Class C representatives on the Board of Managers.

(vi)                             The authorization of any borrowing of money by the Company shall require the vote of the Class B representative of the Board of Managers and the vote of all but two of the other members of the Board of Managers.

(c)                                  Notwithstanding the provisions of Section 8.1(a), the Board of Managers may not cause the Company to take any action set forth in Section 3.8(e), without first obtaining the required approval of the Class A Members, Class B Members and Class C Members.

(d)                                 For the purposes of this Agreement, a disinterested Manager shall be a Manager who does not have a material financial interest in any contract or agreement to be approved by the Board of Managers.  A Manager who has a material financial interest in any contract or agreement shall not vote on such contract or agreement.  A Manager’s interest in a Corn Delivery Agreement shall not be deemed to be a material financial interest.  If a Manager is an Affiliate or relative of a party with respect to which the Board of Managers intends to act, such Manager shall be deemed to be interested.

8.2                              Actions by Managers; Committees; Delegation of Authority and Duties.

(a)                                  In managing the business and affairs of the Company and in exercising its powers, the Board of Managers shall act (i) collectively through meetings and written consents consistent with or as may be provided or limited in other provisions of this Agreement; (ii)

through committees pursuant to Section 8.2(b); and (iii) through Managers and officers to whom authority and duties have been delegated pursuant to Section 8.2(c).

(b)                                 The Board of Managers may, from time to time, designate one or more committees, each of which shall be comprised of one or more members of the Board of Managers, one or more members of the Company, and/or one or more non-members of the Board of Managers or of the Company.  Any such committee, to the extent provided in such resolution shall have and may exercise such authority as is designated by the Board of Managers, subject to limitations set forth in the Act.  At every meeting of such committee, unless otherwise provided by the Board of Managers, the presence of a majority of all the committee members shall constitute a quorum, and the affirmative vote of the majority of the committee members present shall be necessary for the adoption of any resolution or recommendation of any action.  The Board of Managers may dissolve any committee at any time.

(c)                                  Any Person dealing with the Company, other than a Member, may rely on the authority of the Managing Member, any officer of the Company or any officer of the Board of Managers in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

8.3                              Registration and Transfer of Securities.  Securities and other property owned by the Company shall be registered in the Company’s name, in a nominee name, in any such case for the benefit of the Company.  Any transfer agent called upon to transfer any securities to or from the name of the Company or such other names shall be entitled to rely on instructions or assignments signed by an officer of the Company, an officer of the Managing Member, or by any agent or custodian so authorized by the Board of Managers, on its behalf, without inquiry as to the authority of the person signing such instructions or assignments or as to the validity of any transfer to or from the name of the Company.  At the time of transfer, any transfer agent is entitled to assume, unless it has actual knowledge to the contrary:

(a)                                  that the Company is still in existence;

(b)                                 that this Agreement is in full force and effect and has not been amended, unless the transfer agent has received written notice to the contrary; and

(c)                                  that the person so signing is authorized to sign on behalf of the Company.

8.4                              Number and Term of Office.

(a)                                  The number of Managers of the Company shall be set at nine (9).

(b)                                 A person does not need to be a Member to be elected to the Board of Managers.  Each Manager shall hold office for a term of three (3) years or until removed, the elections of which shall be staggered as one (1), two (2) and three (3) year terms under a process determined by the Board of Managers.  The Class A Members will elect five (5) persons to the Board of Managers.  The Class B Members will elect one (1) person to the Board of Managers.  The Class C Members will elect three (3) members to the Board of Managers.  The Class E Members will not be entitled to elect any members to the Board of Managers.

(c)                                  If a Manager’s term expires, the Manager shall continue to serve until the Manager’s successor shall have been elected and qualified, or until there is a decrease in the number of Managers.  If a Manager is appointed to complete an unexpired term, that portion of the unexpired term served shall not be counted when calculating the Manager’s length of service.

8.5                              Death or Disability of Managers.  Upon the death or disability of a Manager, the resulting vacancy on the Board of Managers may be filled in accordance with Section 8.8.  “Disabled” or “disability” shall mean the inability to perform the functions and duties of one’s position for a period of six months or greater.

8.6                              Removal.  Managers may be removed for any reason at any special meeting of Members by the affirmative vote of the super majority of the Members of the Class that such Manager represents.  “Super majority” for purposes of this section means seventy-five percent (75%) of the Class A Members and seventy-five percent (75%) of the Class C Capital Units, whatever the case may be. The notice calling such meeting shall give notice of the intention to act upon such matter, and if the notice so provides, the vacancy caused by such removal may be filled at such meeting by vote of the Members of the appropriate Class represented at such meeting.

8.7                              Resignations. Any Manager may resign at any time.  Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified then at the time of its receipt by the President or Secretary.  The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

8.8                              Vacancies.  Any vacancy occurring in the Class A and Class C representatives to the Board of Managers (other than by reason of an increase in the number of Managers) may be filled by appointment through the affirmative vote of a majority of the remaining Managers, though less than a quorum of the Managers, provided that the person appointed to fill such vacancy is a Member of the Class in which the vacancy occurred.  A Manager appointed by the Board of Managers to fill a vacancy shall serve until the next annual meeting or special meeting of Members held for the purpose of electing Managers, at which time, the Members of the Class in which the vacancy occurred shall elect a new Manager to serve for the remainder of the original unexpired term of the vacated position.  Any vacancy occurring in the Class B representative to the Board of Managers shall be filled by the election of the Class B Members within thirty (30) days following the occurrence of the vacancy.  Any Manager position to be filled by reason of an increase in the number of members on the Board of Managers shall be filled by election at an annual meeting of Members or at a special meeting of Members called for that purpose.

8.9                              Place and Manner of Meetings.  Meetings of the Board of Managers, regular or special, may be held either within or without the State of South Dakota.  Managers may participate in such meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting as provided herein shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

8.10                        First Meeting.  The first meeting of the newly elected Managers shall be held without further notice within sixty (60) days following the annual meeting of the Members, and at the same place, unless by unanimous consent of the Board of Managers then elected and serving, such time or place shall be changed.

8.11                        Regular Meeting of Board of Managers.  A regular meeting of the Board of Managers may be held at such time as shall be determined from time to time by resolution of the Board of Managers.

8.12                        Special Meeting of Board of Managers.  The Secretary shall call a special meeting of the Board of Managers whenever requested to do so by the President, by thirty percent (30%) of any of the Managers representing a specific Class, by the Chief Executive Officer, or by the Managing Member.  Such special meeting shall be held at the time specified in the notice of the meeting.  Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in a notice or waiver of notice.

8.13                        Notice of Board of Managers’ Meetings.  All special meetings of the Board of Managers shall be held upon two (2) days’ written or oral notice stating the date, place and hour of meeting delivered to each Manager either personally or by facsimile or electronic mail transmission, upon seven days’ written notice by mail, or at the direction of the President, the Secretary, the Managing Member, Chief Executive Officer or Managers calling the meeting.

8.14                        Action Without Meeting.  Any action required by the Act to be taken at a meeting of the Board of Managers, or any action which may be taken at a meeting of the Board of Managers, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the same number of Managers which would have been necessary to approve such action if a meeting had been held.  Such consent shall have the same force and effect as if adopted at a duly called meeting of the Board of Managers.

8.15                        Quorum; Majority Vote.  At all meetings of the Board of Managers, six (6) persons of a nine (9)-person Board of Managers shall constitute a quorum for the transaction of business.  The act of a majority of the Managers present at any meeting at which a quorum is present shall be the act of the Board of Managers unless the act of a greater number, or the act of Managers elected by certain Classes is required by this Agreement.  If a quorum shall not be present at any meeting of the Board of Managers, the Managers present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

8.16                        Approval or Ratification of Acts or Contracts. The Board of Managers in its discretion may submit any act or contract for approval or ratification at any annual meeting of the Members, or at any special meeting of the Members called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by the Members shall be as valid and as binding upon the Company and upon all the Members as if it shall have been approved or ratified by every Member of the Company.

8.17                        Interested Managers, Officers and Members.  No contract or transaction between the Company and one or more of its Managers, the Managing Member, officers, or Members, or any of their Affiliates, or between the Company and any other limited liability company, corporation, partnership, association, or other organization in which one or more of its Managers, the Managing Member, officers or Members are managers or officers or have a financial interest, shall be void or voidable solely for this reason or solely because the Person is present at or participates in the meeting of the Board of Managers or of a committee formed by the Board of Managers which authorizes the contract or transaction.  Subject to 8.1(d), only disinterested Managers may vote on any particular matter or issue.

8.18                        Expenses of the Company.

(a)                                  General and Administrative Expenses.  All expenses of the Company shall be billed to and paid by the Company.  The Managers may be reimbursed for the actual cost of goods and services used for or by the Company.  The Managers may be reimbursed for the administrative services necessary to the prudent operation of the Company; provided, the reimbursement shall be the lower of the Manager’s actual cost or the amount the Company would be required to pay persons other than Affiliates for comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles.  No reimbursement shall be permitted for services for which the Manager is entitled to compensation by way of a separate fee.

8.19                        Procedure. The Board of Managers shall keep regular minutes of its proceedings.  The minutes shall be placed in the minute book of the Company.

8.20                        Compensation.  A per diem fee or other compensation for attending meetings and serving as a Manager may be set by the Board of Managers. Managers who are Members of the Company shall receive the same membership benefits that all other Members receive.  Managers may be reimbursed for reasonable expenses incurred in carrying out their duties as Managers.

ARTICLE 9

MANAGING MEMBER

9.1                              Managing Member.  The Board of Managers shall have the authority to appoint a Managing Member who will act for, and on behalf of, the Company.  The initial Managing Member shall be POET Plant Management, LLC.  The Managing Member may be terminated only for cause, pursuant to the procedure provided for in Section 8.1(b)(v), and which shall be defined as:  (a) illegal conduct, (b) unethical conduct, (c) substandard performance as compared to other ethanol plants in the region not managed by POET Plant Management, LLC with such substandard performance lasting for a period of two (2) consecutive years, or (d) the sale, change of control, or dissolution of POET Plant Management, LLC.

9.2                              Rights and Obligations of the Managing Member.  The Managing Member shall have the day-to-day management control of the business of the Company and shall have the responsibility and authority, at the Company’s expense, to take all actions necessary or appropriate to accomplish the purposes of the Company including, without limitation, the power and authority:

(a)                            To implement the decisions of the Board of Managers made in accordance with Section 8.1 of this Agreement.

(b)                                 To manage, supervise and conduct the day-to-day affairs of the Company and the ethanol plant.

(c)                                  To hire and dismiss such employees and independent contractors as the Managing Member shall determine to be reasonably necessary to the operation of the ethanol plant, including, if the Managing Member so determines, any present Affiliate of the Managing Member or any present employee of any Affiliate of the Managing Member Affiliate.

(d)                                 To purchase or otherwise obtain the right to use equipment, supplies, hardware and software technology associated with the ethanol plant, except that new purchases in amounts exceeding $150,000.00 must be approved in advance by the Board of Managers, which approval shall not be unreasonably withheld.  As used in the preceding sentence, “new purchases” does not refer to equipment, supplies, hardware and software technology associated with the initial construction of the ethanol plant or associated with future expansions of the ethanol plant approved by the Board of Managers, nor does it refer to repairs to or replacements of the equipment, supplies, hardware and software technology associated with the ethanol plant or the expanded ethanol plant.

(e)                                  To maintain, at the expense of the Company, adequate records and accounts of all operations and expenditures and furnish the Members with annual statements of accounts as of the end of each calendar year, together with all necessary tax reporting information.

(f)                                    To enter into agreements with Managing Member Affiliates for the marketing of the Company’s products and for the design and construction of the ethanol plant, in accordance with the requirements of this Agreement and with the approval of the Board of Managers; provided, however, that any such agreement or contract shall be on terms as favorable to the Company as could be obtained from any third party for comparable services.

(g)                                 To execute all instruments or contracts of any kind or character which the Managing Member in its discretion shall deem necessary or appropriate to carry out its duties and responsibilities.

(h)                                 To establish bank accounts, collect customer payments, and other cash receipts, invest excess cash, disburse cash and make other payments.

(i)                                     To carry on any other activities necessary to, in connection with, or incidental to any of the foregoing or the day-to-day operations of the Company or the ethanol plant.

(m)                            To appoint and remove a Chief Executive Officer and a Chief Financial Officer, who may be the same individual, to fulfill the day-to-day functions of said positions.

(n)                                 To cause the Company to make or revoke elections provided for under the Code, including specifically the elections referred to in Section 754 thereof and Section 4.2 hereof.

(o)                                 To purchase, at the expense of the Company, liability and other insurance contracts.

9.3                                 Management Fee and Technical Manager Fee; Trimester/Annual Incentive Bonus; Expenses.

(a)                                  Management Fee and Technical Manager Fee.  The Company shall pay the Managing Member a management fee of $250,000.00 per year (currently adjusted to $$304,371.00 as of July 8, 2008) (the “Management Fee”), payable in equal monthly installments due on the first day of each month.  The Management Fee shall be adjusted annually for inflation on March 1st of each year based on the Consumer Price Index, All Urban Consumers (CPI-U) U.S. City Average (All Items Category) with a standard reference base period of 1982-84 = 100, or as subsequently updated (the “CPI”).  The Management Fee shall be calculated for each subsequent year by first determining the percentage increase in the CPI from the previous year.  The percentage increase in the CPI for the previous year shall then be multiplied by the Management Fee in effect for the prior year and added to the Management Fee in effect during the prior year.  Notwithstanding the above, the annual increase in the Management Fee cannot be greater than ten percent (10%) of the previous Management Fee.

The Managing Member shall have the right to hire a Technical Manager who will be an employee of the Managing Member to oversee the technology operations for the Company.  The Technical Manager’s salary, benefits and other expenses shall be paid by the Managing Member and fully reimbursed by the Company.  The monthly fee will be based upon the Technical Manager’s base salary times a factor of one hundred forty percent (140%) to cover the employee salary, related employer payroll taxes, employee benefits, and related employer administrative costs.  Additional fees will include bonus payments to the Technical Manager times a factor of  one hundred forty percent (140%), interviewing and related travel costs, hiring and employee placement related costs (including reimbursement for any employment agency fees), moving expenses, and/or temporary living expenses at cost, business travel and related expenses at cost, if not paid directly by the plant and other related costs not paid directly by the plant.

The reimbursement for the Technical Manager’s fees shall be paid in addition to the management fees defined in Section 9.3(a) and addition to the Incentive Bonuses defined in Section 9.3(b).

(b)                                 Quarter/Annual Incentive Bonus.  As an incentive to the Managing Member to achieve high profitability, to promote collection of those revenues billed and to encourage quality and efficiency of operation, the Company shall pay to the Managing Member, in addition to the Management Fee, four percent (4%) of the net income of the ethanol plant before income taxes in each of the first three (3) Quarters of the fiscal year (the “Incentive Bonus”).  Such payments are due and payable within forty five (45) days of the end of each fiscal Quarter.  In the final Quarter of each fiscal year, a final payment will be made following the annual audit and within 105 days of the end of the fiscal year.  This final payment, when added to the Quarter Incentive Bonus payments, will adjust the annual Incentive Bonus to equal four percent (4%) of the audited annual net income of the ethanol plant before income taxes and before deduction of any Incentive Bonus payments for the fiscal year.  However, if there is an overpayment for the first three (3) Quarters, the Managing Member must repay the overage.

(c)                                  Reimbursement for Operational Costs.  Other than as provided in Section 9.3(d), all operational costs incurred by the ethanol plant or the Managing Member in pursuing the business of the ethanol plant shall be paid by the Company and characterized as operational costs.  To the extent funds are expended by the Managing Member which are to be reimbursed to it, the Company shall reimburse the Managing Member within fifteen (15) days of receipt of an expense report from the Managing Member.  All funds for which reimbursement are requested shall have been reasonable in amount and incurred in furtherance of the Company’s business.

(d)                                 Non-Reimbursable Expenses.  The Managing Member shall provide the following services to the ethanol plant without reimbursement for the expenses directly incurred in connection therewith, other than travel expenses, or if noted to the contrary:

(i)                                    the full time services of a qualified ethanol plant general manager, whose salary and benefits shall be paid by the Managing Member without reimbursement;

(ii)                                  ongoing process consulting by POET Design and Construction, Inc., a Managing Member Affiliate;

(iii)                              ongoing engineering services by POET Design and Construction, Inc., with the exception of equipment changes or expansions;

(iv)                              ongoing Distributive Control System assistance by POET Design and Construction, Inc.;

(v)                                 ongoing periodic Distributive Control System/operations monitoring via modem by POET Design and Construction, Inc.;

(vi)                              ongoing new technology updates by POET Research, Inc.;,

(vii)                           ongoing operations assistance by POET Plant Management, LLC;

(viii)                        ongoing microbiology assistance by POET Plant Management, LLC.; and

(ix)                                access to any group pricing for inputs to the production process that are available.

9.4                                 Dispute Resolution.  In the event of a dispute between the Company and the Managing Member relating to the terms of or performance under this Agreement, either party may, by written notice to the other party, call for mediation of the issue before a mediator to be agreed upon by the parties.  In the event of a dispute between the parties arising out of or relating to the Agreement that is not resolved by mediation, without first attempting to resolve the dispute by mediation, either party may by written notice to the other party, call for arbitration of the issue before a single arbitrator agreed upon by the parties.  In the event a single arbitrator cannot be agreed upon, each party shall appoint an arbitrator from a list provided by the American Arbitration Association (but not a principal of a party) and the two arbitrators thus selected by the parties shall select a third arbitrator.  The arbitrators shall meet as expeditiously as possible to resolve the dispute, and a majority decision of the arbitrators shall be controlling.  While each party is free to select an arbitrator of its own choosing from the list provided by the American Arbitration Association, either party by written notice to the other may require that all arbitrators chosen have sufficient expertise in the subject matter of the arbitration that they would qualify as “expert witnesses” in a judicial proceeding.  The arbitration proceeding shall be held in Minnehaha County, South Dakota, or some other location mutually acceptable to the parties.  The arbitrators shall issue a written opinion setting forth their findings of fact, conclusions of law and decision.  The arbitrators’ decision may be reduced to judgment in a court of law.  The arbitrators so chosen shall conduct the arbitration in accordance with the Rules of the American Arbitration Association as applicable in the State of South Dakota.  The arbitrators shall be governed, in their determinations hereunder, by the intention of the parties as evidenced by the terms of this Agreement.  The Board of Managers and the Managing Member each understand that they will not be able to bring a lawsuit concerning any dispute that may arise that is covered by this arbitration provision, unless it involves a question of constitutional law or civil rights.  Instead, each party agrees to submit disputes to binding impartial arbitration as provided herein and to be bound by the arbitrator’s decision.

9.5                                 Guaranteed Payment.  The above Management Fees and Technical Manager Fees in Section 9.3(a), the Incentive Bonus in Section 9.3(b) will be treated as a “guaranteed payment” to the Managing Member under Section 707(c) of the Code.

9.6                                 Additional Services Available Under Separate Contracts and Fee Structures.  The Company shall have access to commodity hedging services, finished product pricing services and finished product marketing service to assist in minimizing raw materials expenses and maximizing finished product sales.  These services are available through Managing Member Affiliates or independent contractors under separate contracts and fee structures, which shall be approved by the Board of Managers as set forth herein.

9.7                                 Proprietary Information.  The Managing Member and its Affiliates have furnished, or will furnish, to the Company information, including but not limited to, specifications, photocopies, magnetic tapes, drawings, sketches, models, samples, tools, technical information, data, know-how, customer and market information, financial reports, precontractual negotiations, engineering studies, consultants’ studies, options for site purchases, and relationships established with experts, consultants and governmental agencies (all hereinafter designated as “Proprietary Information”) for the purpose of enabling the Company to construct and operate an ethanol plant in accordance with Section 2.4.  Subject to the Company’s License Agreement with the Managing Member and/or its Affiliates and its right to use the Proprietary Information solely for Company purposes, the Proprietary Information is and shall remain the Managing Member’s and/or its Affiliates’ property to use as it sees fit in its sole discretion.  Information that is in the public domain is not subject to this provision.

9.8                                 Covenant Not to Hire General Manager and/or Technical Manager. In the event of the termination of the Managing Member under any circumstances, the Board of Managers, Company, and any replacement managing member or outside management firm shall not hire the General Manager and/or Technical Manager who were provided by the Managing Member without the written consent of the Managing Member for three (3) years subsequent to the date of termination.  This covenant shall be expressly included as a term of any agreement retaining a replacement Managing Member or an outside managing firm.

ARTICLE 10

INDEMNIFICATION AND LIABILITY TO COMPANY

10.1                        Indemnification. The Company shall indemnify an officer, Member, Manager, the Managing Member, former Member, a former officer, a former Manager or a former Managing Member of the Company against expenses actually and reasonably incurred by said person in connection with the defense of an action, suit or proceeding, civil or criminal, in which said person is made a party by reason of being or having been such officer, Member, Manager or Managing Member, except in relation to matters as to which such Person may be adjudged in the action, suit or proceeding to be liable to the Company or its Members under Section 10.2.

10.2                        Liability to Company. To the full extent permitted by South Dakota law, no officer, Member, Manager or the Managing Member shall be liable to the Company or its Members for monetary damages for an act or omission in such Member’s or Manager’s capacity as an officer, Member, Manager or the Managing Member of the Company, except that this Article does not eliminate or limit the liability of an officer Member, Manager or the Managing Member to the extent the officer, Member, Manager or the Managing Member is found liable for:

(a)                                  a breach of the duty of loyalty to the Company or its Members;

(b)                                 an act or omission not in good faith that constitutes a breach of duty to the Company or its Members or an act or omission that involves gross negligence, intentional misconduct or a known violation of the law;

(c)                                  a transaction from which the officer, Member, Manager or the Managing Member received an improper benefit whether or not the benefit resulted from an action taken within the scope of the officer’s, Member’s, Manager’s or the Managing Member’s office; or

(d)                                 an act or omission for which the liability of an officer, Member, Manager or Managing Member is expressly provided for by applicable statute.

10.3                        Prospective Amendment of Liability and Indemnity. Any repeal or amendment of this Article by the Board of Managers of the Company shall be prospective only and shall not adversely affect any right of an officer, Member, Manager or Managing Member to indemnification or any limitation on the liability of an officer, Member, Manager or the Managing Member of the Company existing at the time of such repeal or amendment.

10.4                        Non-Exclusive Liability and Indemnity. The provisions of this Article 10 shall not be deemed exclusive of any other rights or limitations of liability or indemnity to which an officer, Member, Manager or the Managing Member may be entitled under any other provision of this Agreement, or pursuant to any contract or agreement, the Act or otherwise.

ARTICLE 11

CAPITAL UNIT CERTIFICATES

11.1                        Certificates For Membership.  Certificates representing Capital Units of the Company shall be in such form as shall be determined by the Board of Managers. Such certificates shall be signed by the President or the Vice President and by the Secretary or assistant Secretary.  All certificates for Membership shall be consecutively numbered or otherwise identified.  The name and address of the person to whom the certificate has been issued shall be entered on the Capital Units transfer books of the Company.  All certificates surrendered to the Company for transfer shall be canceled and no new certificates shall be issued until the former certificate shall have been surrendered or canceled.

11.2                        Transfer of Certificates.  Transfer of certificates of the Company shall be made pursuant to this Agreement only on the transfer books of the Company by the holder of record thereof or by the holder’s legal representative, who shall furnish proper evidence of authority to transfer, or by the Member’s attorney thereunto authorized by the power of attorney duly executed and filed with the Secretary of the Company, and on surrender for cancellation of the certificate.  The Person in whose name the Certificate stands on the books of the Company shall be deemed by the Company to be the owner thereof for all purposes.

11.3                        Loss or Destruction of Certificates. In case of loss or destruction of any certificate, another certificate may be issued in its place upon proof of such loss or destruction, and upon giving a satisfactory bond of indemnity to the Company and to the transfer agent and registrar, if any, of such certificate, in such sum as the Board of Managers may provide.

11.4                        Certificate Regulations.  The Board of Managers shall have the power and authority to make such further rules and regulations not inconsistent with the statutes of the State of South Dakota as they may deem expedient concerning the issue, transfer, conversion and registration of certificates of the Company, including the appointment or designation of one or more transfer agents and one or more registrars.  The Company may act as its own transfer agent and registrar.

11.5                        Transfer of Membership.  Membership shall not be transferred except with the approval and consent of the Board of Managers and in accordance with the Capital Units Transfer System.

11.6                        Legends.  The Board of Mangers may provide for the placement of legends on Capital Unit certificates to indicate restrictions on transfer, corn delivery obligations, or other restrictions or obligations contained herein.

ARTICLE 12

BANKRUPTCY OF A MEMBER

Subject to this Article 12, if any Member becomes a Bankrupt Member, the Bankrupt Member’s Capital Units shall be offered for sale through the Capital Units Transfer System, and if such a sale is not completed within two hundred forty (240) days after the Member becomes a Bankrupt Member, the Company shall have the option, exercisable by notice from the Company to the Bankrupt Member (or its representative) at any time after expiration of the two hundred forty (240) day period, to redeem and cancel the Bankrupt Member’s Capital Units at a purchase price equal to ten percent (10%) of the original issue price or the lowest amount which may be approved by the Bankruptcy Court.  The payment to be made to the Bankrupt Member or its representative pursuant to this Article 12 is in complete liquidation and satisfaction of all the rights and interest of the Bankrupt Member and its representative (and of all Persons claiming by, through, or under the Bankrupt Member and its representative) and in respect of the Company, including, without limitation, any Capital Units, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members, and constitutes a compromise to which all Members have agreed.

ARTICLE 13

DISSOLUTION

13.1                        Dissolution and Winding-Up.  The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

(a)                                  the consent of Class A Members, Class B Member and Class C Members, with at least a majority vote of the Members of each such class (as set forth in Section 3.8);

(b)                                 an event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within 90 days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this section;

(c)                                  on application by a Member or a dissociated Member, upon entry of a judicial decree that:

(i)                                     the economic purpose of the Company is likely to be unreasonably frustrated;

(ii)                                  it is not otherwise reasonably practicable to carry on the Company’s business in conformity with the Articles and this Agreement; or

(iii)                               the Managers or Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, fraudulent, or unfairly prejudicial to the petitioning Member.

13.2                        Continuation.  Except upon application and receipt of a judicial decree as provided in Section 13.1(c), no Member may dissociate from the Company.  The death, expulsion, bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company.

ARTICLE 14

LIQUIDATION AND TERMINATION

14.1                        Liquidation and Termination.  On dissolution of the Company, the Board of Managers shall proceed diligently to wind up the affairs of the Company and make any final distribution as provided in this Agreement and the Act.  The costs of liquidation shall be borne as a Company expense.  Liquidation proceeds, if any, shall first be used to pay the Company’s obligations and liabilities.

14.2                        Application and Distribution of Proceeds on Liquidation.  Upon an event of liquidation, the business of the Company shall be wound up, the Board of Managers shall take full account of the Company’s assets and liabilities, and all assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof.  If any assets are not sold, gain or loss shall be allocated to the Members in accordance with Article 6 as if such assets had been sold at their fair market value at the time of the liquidation.  If any assets are distributed to a Member, rather than sold, the distribution shall be treated as a distribution equal to the fair market value of the asset at the time of the liquidation.  The assets of the Company shall be applied and distributed in the following order of priority:

(a)                                  to the payment of all debts and liabilities of the Company, including all fees due the Members and Affiliates, and including any loans or advances that may have been made by the Members to the Company, in the order of priority as provided by law;

(b)                                 to the establishment of any reserves deemed necessary by the Board of Managers or the Person winding up the affairs of the Company for any contingent liabilities or obligations of the Company;

(c)                                  to the Members ratably in proportion to the credit balances in their respective capital accounts in an amount equal to the aggregate credit balances in the capital accounts after and including all allocations to the Members under Article 6, including the allocation of any income, gain or loss from the sale, exchange or other disposition (including a deemed sale pursuant to this Section 14.2) of the Company’s assets.

14.3                        Deficit Capital Account Balances.  Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the capital account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Ownership Percentages, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member’s capital account to zero.

14.4                        Articles of Dissolution.  On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Board of Managers shall file Articles of Dissolution with the Secretary of State of South Dakota and take such other actions as may be necessary to terminate the Company.

ARTICLE 15

GENERAL PROVISIONS

15.1                        Books and Records.  The Company shall maintain those books and records as provided by the Act and as it may deem necessary or desirable.  All books and records provided for by the Act shall be open to inspection of the Members from time to time and to the extent expressly provided by the Act, and not otherwise.

15.2                        Headings.  The headings used in this Agreement have been inserted for convenience only and do not constitute matter to be construed in interpretation of this Agreement.

15.3                        Construction and Severability.  Whenever the context so requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter, and the singular shall include the plural, and conversely.  All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits, if any, are to Exhibits attached hereto, if any, each of which is made a part hereof for all purposes.  If any portion of this Agreement shall be invalid or inoperative, then, so far as is reasonable and possible:

(a)                                  The remainder of this Agreement shall be considered valid and operative; and

(b)                                 Effect shall be given to the intent manifested by the portion held invalid or inoperative.

15.4                        Effect of Waiver or Consent.  A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company.  Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

15.5                        Binding Effect.  Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

15.6                        Governing Law/Jurisdiction.  THIS AGREEMENT HAS BEEN EXECUTED IN SOUTH DAKOTA AND SHALL BE GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF SOUTH DAKOTA.  THE MEMBERS CONSENT TO THE JURISDICTION OF THE COURTS OF THE STATE OF SOUTH DAKOTA AND AGREE THAT ANY ACTION ARISING OUT OF OR TO ENFORCE THIS AGREEMENT MUST BE BROUGHT AND MAINTAINED IN SOUTH DAKOTA.

15.7                        Further Assurances.  In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

15.8                        Notice to Members of Provisions of This Agreement.  By becoming a Member, each Member acknowledges that it has actual notice of (a) all of the provisions of this Agreement, including, without limitation, the restrictions on the Disposition of Capital Units set forth in Article 4, and (b) all of the provisions of the Articles.  Each Member agrees that this Agreement constitutes adequate notice of all such provisions, and each Member waives any requirement that any further notice thereunder be given.

15.9                        Counterparts.  This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document.  All counterparts shall be construed together and constitute the same instrument.

15.10                  Conflicting Provisions.  To the extent that one or more provisions of this Agreement appear to be in conflict with one another, then the Board of Managers shall have the right to choose which of the conflicting provisions are to be enforced.  Wide latitude is given to the Board of Managers in interpreting the provisions of this Agreement to accomplish the purposes and objectives of the Company, and the Board of Managers may apply this Agreement in such a manner as to be in the best interest of the Company, in its sole discretion, even if such interpretation or choice of conflicting provisions to enforce is detrimental to one or more Members.

APPENDIX C

AUDITED FINANCIAL STATEMENTS

FOR FISCAL YEAR ENDED DECEMBER 31, 2007
AND UNAUDITED FINANCIAL STATEMENTS
FOR QUARTER ENDED MARCH 31, 2008

C-i

GREAT PLAINS ETHANOL, LLC

GREAT PLAINS ETHANOL, LLC

AUDITED FINANCIAL STATEMENTS

December 31, 2007

To the Audit Committee of

Great Plains Ethanol, LLC

Chancellor, South Dakota

We have audited the accompanying balance sheets of Great Plains Ethanol, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in members’ equity, and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Plains Ethanol, LLC as of December 31, 2007 an 2006, and the results of its operations and its cash flows for each of the years ended December 31, 2007, 2006, and 2005 in conformity with accounting principles generally accepted in the United States of America.

Sioux Falls, South Dakota

March 24, 2008

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

200 E. 10th Street, Suite 500 • PO Box 5125 • Sioux Falls, South Dakota 57117-5125 • Phone 605.339.1999 • Fax 605.339.1306 • EOE

GREAT PLAINS ETHANOL, LLC

BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

	December 31,	December 31,
	2007	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$10,953	$19,968,318
Receivables
Ethanol - related party	4,389,077	6,367,014
Distillers grain	829,813	634,718
Incentives	166,667	166,667
Other	42,457	13,732
Inventory	25,583,587	15,856,010
Investment in commodities contracts	1,974,846	2,330,760
Prepaid expenses	90,424	98,418
Total current assets	33,087,824	45,435,637

PROPERTY AND EQUIPMENT
Land	270,210	270,210
Land improvements	3,581,250	3,581,250
Buildings	6,987,893	6,987,893
Equipment	60,073,412	43,415,286
Construction in process	56,344,822	7,532,027
	127,257,587	61,786,665
Less accumulated depreciation	(12,112,898)	(9,998,636)
Net property and equipment	115,144,690	51,788,029

OTHER ASSETS
Financing costs, net of amortization	781,255	40,151
Assets held for sale	141,180	—
Long term prepaid expenses	161,361	184,628
Other	1,000	1,000
	1,084,796	225,779

TOTAL ASSETS	$149,317,309	$97,449,445

See Notes to Financial Statements

	December 31,	December 31,
	2007	2006

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade	$8,726,072	$5,158,562
Accounts payable to related party	423,467	842,988
Accrued distribution	—	3,742,000
Excess of outstanding checks over bank balance	262,912	2,506,864
Other accrued liabilities	393,291	503,684
Current portion of long-term debt	7,708,333	2,783,032

Total current liabilities	17,514,076	15,537,130

LONG-TERM DEBT	59,959,430	19,229,863

COMMITMENTS AND CONTINGENCIES (See Note 7)

MEMBERS’ EQUITY
Total units authorized - 4,700
Class A Units, $5,000 par, 1,513 units issued and outstanding	7,565,000	7,565,000
Class B Units, $5,000 par, 200 units issued and outstanding	1,000,000	1,000,000
Class C Units, $5,000 par, 2,029 units issued and outstanding	10,145,000	10,145,000
Additional paid-in capital	7,000	7,000
Retained earnings	53,126,803	43,965,453

Total members’ equity	71,843,803	62,682,453

TOTAL LIABILITIES & MEMBERS’ EQUITY	$149,317,309	$97,449,445

See Notes to Financial Statements

GREAT PLAINS ETHANOL, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

REVENUES
Sales - related party	$97,860,121	$108,568,020	$70,551,148
Sales	18,250,666	14,034,220	13,345,911
Incentive revenue	750,000	789,662	748,460
Total revenues	116,860,787	123,391,901	84,645,519

COST OF REVENUES	96,632,969	68,675,968	65,434,525

GROSS PROFIT	20,227,818	54,715,933	19,210,994

OPERATING EXPENSES
General and administrative	4,790,232	6,044,239	3,530,388
Loss on impairment of assets	1,992,743	—	—
Total operating expenses	6,782,975	6,044,239	3,530,388

INCOME FROM OPERATIONS	13,444,843	48,671,694	15,680,606

OTHER INCOME AND (EXPENSES)
Interest income	551,749	582,789	47,894
Interest expense	(276,290)	(1,909,752)	(1,404,660)
Other	118,547	(182,903)	6,556
Total other income and expenses	394,007	(1,509,866)	(1,350,210)

NET INCOME	$13,838,850	$47,161,828	$14,330,397

BASIC AND DILUTED INCOME PER CAPITAL UNIT	$3,698	$12,603	$3,830

WEIGHTED AVERAGE CAPITAL UNITS OUTSTANDING:

BASIC AND DILUTED	3,742	3,742	3,742

See Notes to Financial Statements

GREAT PLAINS ETHANOL, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Capital Units								Additional
	Class A		Class B		Class C		Class D		Paid In	Retained	Total
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Capital	Earnings	Amount

Balance, December 31, 2004	1,513	$7,565,000	200	$1,000,000	2,029	$10,145,000	—	$—	$7,000	$8,105,928	$26,822,928

Net income	—	—	—	—	—	—	—	—	—	14,330,397	14,330,397

Distributions to members, $2,850 per unit	—	—	—	—	—	—	—	—	—	(10,664,700)	(10,664,700)

Balance, December 31, 2005	1,513	$7,565,000	200	$1,000,000	2,029	$10,145,000	—	$—	$7,000	$11,771,625	$30,488,625

Net income	—	—	—	—	—	—	—	—	—	47,161,828	47,161,828

Distributions to members, $4,000 per unit	—	—	—	—	—	—	—	—	—	(14,968,000)	(14,968,000)

Balance, December 31, 2006	1,513	$7,565,000	200	$1,000,000	2,029	$10,145,000	—	$—	$7,000	$43,965,453	$62,682,453

Net income	—	—	—	—	—	—	—	—	—	13,838,850	13,838,850

Distributions to members, $1,250 per unit	—	—	—	—	—	—	—	—	—	(4,677,500)	(4,677,500)

Balance, December 31, 2007	1,513	$7,565,000	200	$1,000,000	2,029	$10,145,000	—	$—	$7,000	$53,126,803	$71,843,803

See Notes to Financial Statements

GREAT PLAINS ETHANOL, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

OPERATING ACTIVITIES
Net income	$13,838,850	$47,161,828	$14,330,397
Changes to net income not affecting cash
Depreciation	3,080,966	2,919,811	2,724,371
Amortization	73,697	6,850	297,583
(Gain)loss on equipment disposals	(3,796)	189,146	—
Loss on impairment of assets	1,992,743	—	—
Change in operating assets and liabilities
Receivables	1,754,117	(2,237,102)	(728,293)
Inventory	(9,727,577)	(11,028,327)	(324,436)
Investments in commodities contracts	355,914	(1,440,270)	647,629
Prepaid expenses	31,261	73,179	(90,468)
Accounts payable – trade	3,567,511	845,609	375,930
Accounts payable to related party	(419,521)	284,834	223,225
Accrued liabilities	(110,392)	(76,507)	342,603

NET CASH PROVIDED BY OPERATING ACTIVITIES	14,433,772	36,699,052	17,798,541

INVESTING ACTIVITIES
Purchase of property and equipment	(60,389,481)	(7,791,587)	(5,745,573)

NET CASH USED FOR INVESTING ACTIVITIES	(60,389,481)	(7,791,587)	(5,537,766)

FINANCING ACTIVITIES
Advances on notes payable	41,156,157	—	13,900,000
Principal payments on notes payable	(3,679,562)	(2,608,752)	(11,588,827)
Distributions paid to members, $2,250, $3,750, and $2,700 per unit	(8,419,500)	(14,032,500)	(10,103,400)
Increase (Decrease) in excess of outstanding checks over bank balance	(2,243,952)	2,506,864	—
Financing costs paid	(814,800)	—	(44,784)

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	25,998,344	(14,134,388)	(7,837,011)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,957,366)	14,773,076	4,423,764

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,968,318	5,195,242	771,478

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,953	$19,968,318	$5,195,242

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$2,415,071	$1,909,752	1,404,660

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Accounts payable incurred for construction costs	$8,178,273	$—	—

Accrued distributions payable	$—	$3,742,000	2,806,500

See Notes to Financial Statements

GREAT PLAINS ETHANOL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -       NATURE OF OPERATIONS

Principal Business Activity

Great Plains Ethanol, LLC (d/b/a POET Biorefining — Chancellor) (“the Company”), a South Dakota limited liability company with its principal place of business in Turner County, South Dakota, was organized to obtain equity ownership and debt financing to construct, own and operate a 40 million gallon ethanol plant. The Company began activities on December 20, 2000, and commenced its ethanol operations on March 20, 2003.  The Company sells ethanol and related products to customers located primarily in North America.

NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  This method recognizes revenues as earned and expenses as incurred.

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives.  Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.

The Company enters into short-term cash, options and futures contracts as a means of securing corn and natural gas for the ethanol plant and managing exposure to changes in commodity prices. All of the Company’s derivatives are designated as non-hedge derivatives. Although the contracts are effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

As part of its trading activity, the Company uses futures and options contracts offered through regulated commodity exchanges to reduce risk and is exposed to risk of loss in the market value of inventories. To reduce that risk, the Company generally takes positions using cash and futures contracts and options.

Unrealized gains and losses related to derivative contracts are included as a component of cost of revenues in the accompanying financial statements. Inventories are recorded at net realizable value so that gains and losses on derivative contracts are offset by gains and losses on inventories and reflected in current earnings. For the statement of cash flows, such contract transactions are classified as operating activities.  We have recorded an increase in cost of revenues of $2,868,789 and $5,434,603, and a decrease to cost of revenues of $751,873 related to our derivative contracts for the years ended December 31, 2007, 2006, and 2005, respectively.  These derivative contracts can be found on the Balance Sheet under “Investment in commodities contracts”.

Cost of Revenues

The primary components of cost of revenues from the production of ethanol and related co-product are corn expense, energy expense (natural gas and electricity), raw materials expense (chemicals and denaturant), shipping costs on sales, and direct labor costs.

Shipping costs incurred by the Company are recorded as a component of cost of revenues.  Shipping costs in cost of revenues include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs.

NOTES TO FINANCIAL STATEMENTS

General and Administrative Expenses

The primary components of general and administrative expenses are management fee expense, administrative payroll expense, insurance expense, and professional fee expense (legal and audit).

Inventory Valuation

Ethanol and related product inventory is stated at net realizable value.  Corn inventory is stated at market value, which approximates net realizable value (local market prices less cost of disposal), based on local market prices determined by grain terminals in the area of the plant. Other raw materials, spare parts and work-in-process inventory are stated at the lower of cost or market on an average cost method.

Inventories at December 31, 2007 and 2006 are as follows:

	2007	2006

Finished goods	$20,238,064	$10,971,003
Raw materials	3,366,405	3,221,355
Work-in-process	976,719	803,352
Spare parts inventory	1,002,400	860,300
	$25,583,587	$15,856,010

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.  At times throughout the year, the Company’s cash and cash equivalents balances may exceed amounts insured by the Federal Deposit Insurance Corporation.  The Company does not believe it is exposed to any significant credit risk on cash and equivalents.

Environmental Liabilities

The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health and the production, handling, storage and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated.

Financing Costs

Financing costs are amortized over the term of the related debt using the interest method of amortization.   It is expected that the amortization of our financing costs over the next five years will be:

Year Ending December 31,

2008	$100,636
2009	100,636
2010	100,636
2011	100,636
2012	100,636

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company performs periodic credit evaluations of its customers and generally does not require collateral.  The Company’s operations may vary with the volatility of the commodity and ethanol markets.

Property and Equipment

Property and equipment is stated at cost. Significant additions and betterments are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Depreciation on assets placed in service is computed using the straight-line method over estimated useful lives as follows:

Site improvements	40 years
Buildings	40 years
Equipment	3 — 20 years

“Site Improvements” consist of landscaping, additional fencing, and improvements to the roads for entering and exiting the plant.

“Buildings” consist of process, mechanical, and grain buildings, administrative offices, and sheds.

“Equipment” consists of grain systems, trucks, mechanical and electrical production and process equipment, cooling towers, boilers, field sensors, and power supplies.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

In August, 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Long Lived Assets” which supersedes SFAS No. 121.  The requirements of this statement is to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure the impairment loss as the difference between the carrying amount and fair value of the asset.  This statement does not apply to goodwill, intangible assets, servicing assets and other assets as specified in this statement.  In the year ended December 31, 2007, the Company had a loss on impairment of assets in the amount of $1.99 million.  This loss was directly related to the Company’s processing equipment which was replaced with upgraded equipment as part of the plant’s expansion project.

Earnings per Capital Unit

For purposes of calculating basic earnings per capital unit, capital units issued by the Company are considered outstanding on the effective date of issue.  Diluted earnings per unit are calculated by including dilutive potential capital units in the denominator and adjusting net earnings (loss) as applicable.  Since December 31, 2003, diluted earnings per unit are equal to basic earnings per unit.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company is organized as a limited liability company under state law. Accordingly, the Company’s earnings pass through to the members and are taxed at the member level. No income tax provision has been included in these financial statements. Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes.  In addition, differences in lives and methods used in the depreciation of property and equipment result in differences between the financial statement and tax basis of property and equipment.  Differences also exist on the tax treatments of the unrealized gains and losses for contracts and derivative instruments.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements”.  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The statement is effective for (1) financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and (2) certain non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Company is evaluating the effect, if any, that the adoption of SFAS 157 will have on its results of operations, financial position, and the related disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value — with changes in fair value reported in earnings — and requires additional disclosures related to an entity’s election to use fair value reporting.  It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is in the process of evaluating the effect that the adoption of SFAS No. 159 will have on our results of operations and financial condition.

In December 2007, the FASB issued SFAS 141(R), Business Combinations.  SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. The Company is evaluating the effect, if any, that the adoption of SFAS 141(R) will have on our results of operations, financial position, and the related disclosures.

NOTE 3 -         LONG-TERM DEBT

The Company originally entered into a credit agreement with AgCountry Farm Credit Services on June 19, 2002.  Several amendments to the original credit agreement occurred throughout the past five years.  As of December 31, 2006 the Company had three different loans under our credit agreement.  The first loan was payable in 40 equal quarterly installments of principal and interest at a variable rate of LIBOR plus 2.64%.  The second loan (referred to as Term Note #2) was a $5.0 million variable rate note payable in quarterly principal payments of $156,250 plus accrued interest until maturity on October 1, 2013.  The third loan was an $8.0 million variable rate, revolving note at a rate of LIBOR plus 3.0%.  This note required monthly payments of interest based on the daily average balance, and is subject to a 0.50% annual commitment fee assessed quarterly on any funds not borrowed.  On October 1, 2012, the Company must pay on this note any principal balance outstanding that exceeds $4 million.

On March 1, 2006, The Company and AgCountry entered into an Interest Rate Conversion Agreement to convert the existing $26.5 million variable rate, revolving note into two different segments and rates, a $16.5 million segment (referred to as Term Note #1) and a $10.0 million segment (referred to Term Note #3). Beginning on March 1, 2006,

NOTES TO FINANCIAL STATEMENTS

the $10.0 million segment was set at a fixed rate of 8.55% until March 1, 2011, plus was subject to an amortization of 7.6 years and a penalty for any prepayment during the first year. In contrast, the $16.5 million segment was set at a variable interest rate of LIBOR plus 2.64% (currently 7.96%), adjusted monthly, though beginning on June 1, 2006 and annually, the 2.64% margin was subject to change at the discretion of AgCountry. The $16.5 million segment was subject to an amortization of 7.6 years and prepayment is without penalty. Other than these new terms, the new segments are subject to the same terms of the second amended Credit Agreement dated July 12, 2005 on which the original $26.5 million note is based.

On August 10, 2007, the Company refinanced its three existing notes listed above with AgCountry into one single loan of $20.0 million.  The $20.0 million loan is subject to a variable rate of LIBOR plus 3.0% (currently 7.66%) and is payable in quarterly principal payments of $833,333 plus accrued interest until maturity on July 1, 2013.  Also on August 10, 2007 two additional loans were added; a $70.0 million variable rate loan and a $15.0 million variable-rate revolving loan.

The $70.0 million expansion loan is subject to a variable rate of LIBOR plus 3.0%, adjusted and payable monthly. We are subject to an unused commitment fee of 0.40% per year on any funds not borrowed through the required completion date of the expansion project (August 1, 2008). Upon completion of the expansion project, the loan will be converted to a term loan, at which time we may elect a variable or fixed rate made available by AgCountry. Payments of principal and interest will be due quarterly beginning on July 1, 2008 with a balloon payment due at maturity on April 1, 2016.  Prepayment is subject to penalty in an amount that will result in AgCountry being made whole for any actual and imputed funding losses.

The $15.0 million variable rate, revolving loan permits us to cover any of our short-term operating cash needs. The revolving amount reduces to $7.5 million one year prior to the loan’s maturity of July 1, 2018. The unpaid principal balance on the loan is subject to a variable rate equal to LIBOR plus 3.0%, payable monthly. The total unpaid principal balance is due at maturity.  The loan is subject to an unused commitment fee of 0.40% per year, payable quarterly. As of December 31, 2007, $6,090,000 is advanced on this note.

The three loans are secured by our real property, tangible and intangible property, buildings, improvements, equipment, personal property, and contracts. In addition to standard covenants and conditions in the amended credit agreement, we are subject to certain conditions and/or covenants including: 1) a distribution limitation of, prior to substantial completion of the expansion project, not greater than 40% of net income, and, after substantial completion of the expansion project, not greater than 75% of net income, and 100% of net income so long as we achieve an owners’ equity ratio (as defined) exceeding 60% and working capital exceeding $12 million; 2) a capital expenditure limitation of $750,000 for expenditures unrelated to the expansion project prior to completion of the expansion project and $2 million after completion; 3) a minimum working capital of $5 million until completion of the expansion project, $10 million for the first year after completion, and $12 million after the second year; and 4) a current ratio of 1.20:1, the calculation of which includes the unfunded balance from the revolving loan.

NOTES TO FINANCIAL STATEMENTS

The balance of the notes payable as of December 31, 2007 and 2006 is as follows:

	2007	2006

Notes payable to AgCountry Farm Credit Services
Term Note#1	$—	$8,773,769
Term Note#2	—	4,218,750
Term Note#3	—	9,020,376
Term Note#4	18,333,333	—
Construction Note#5	35,066,157	—
Revolving Term Note	6,090,000	—
Construction Payable-Related Party (to be drawn from Construction Note#5)	8,178,273	—
	67,667,763	22,012,895
Less current portion	7,708,333	2,783,032

	$59,959,430	$19,229,863

The Company had $8,910,000 available to borrow on the revolving term note as of December 31, 2007.

Minimum principal payments for the next five years are estimated as follows:

Year Ending December 31,	Amount

2008	$7,708,333
2009	12,083,333
2010	12,083,333
2011	12,083,333
2012	12,083,333

NOTE 4 -         FAIR VALUE OF FINANACIAL INSTRUMENTS

The Company considers the carrying amount of significant classes of financial instruments on the balance sheets, including cash, accounts receivable, inventories, other assets, accounts payable, accrued liabilities, and variable rate long-term debt to be reasonable estimates of fair value either due to their length of maturity or the existence of variable interest rates underlying such financial instruments that approximate prevailing market rates at December 31, 2007.

NOTE 5 -         MEMBER’S EQUITY

As specified in the Company’s Operating Agreement, the Company has four classes of membership capital units authorized: Class A, B, C and D.

For each Class A Capital Unit purchased, the member is obligated to deliver 2,500 bushels of corn to the Company on an annual basis. For all Class A Members, this equates to 3,782,500 bushels of corn delivered annually.  Corn is purchased from the Class A Members at a price based on the average market price from surrounding local markets.  Since 2003 the Company purchased on average 19% of its total bushels required for production under the obligation related to Class A Capital Units.

Voting rights are one vote per member for Class A Capital Units and one vote per unit for Class B, Class C and Class D Capital Units.

Income and losses are allocated to members based on their respective percentage of membership interest.

NOTES TO FINANCIAL STATEMENTS

Distributions to members are made on not less than an annual basis and not less than 20% of net cash from operations, as defined in the Operating Agreement; provided if net cash from operations is in excess of $500,000 and that such distribution does not constitute or cause a default under any of the Company’s loan documents or credit facilities.

Transfer or disposition of Capital Units is subject to certain restrictions, including approval by the Company’s Board of Managers.

NOTE 6 -       INCOME TAXES

The differences between financial statement basis and tax basis of assets as of December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006

Financial statement basis of assets	$149,317,309	$97,449,445
Plus organization and start-up costs capitalized-net	52,825	264,123
Depreciation	(77,435,946)	(23,425,456)
Hedging Unrealized Gain/Loss	(5,896,698)	(8,243,487)

Tax basis of assets	$66,037,490	$66,044,625

There were no material differences between the financial statement basis and tax basis of the Company’s liabilities.

NOTE 7 -       COMMITMENTS, CONTINGENCIES, AND AGREEMENTS

Due to the name change of Broin Companies, LLC (“Broin”) to POET, LLC in early 2007 and a corresponding change in the name of some Broin-related companies, the Company’s existing contractual arrangements and agreements for plant development, operations, and marketing are now with newly named entities containing POET.  All of the newly named POET-related entities are the same Broin-related entities that existed prior to the Broin to POET name change.

The Board of Managers has entered into various agreements regarding the formation, operation and management of the Company. Significant agreements are as follows:

Contract for Future Services — The Company entered into various agreements with POET Plant Management LLC (the Managing Member) and certain of the Managing Member’s affiliates.

Agreements with the Managing Member and certain of its affiliates include:

Management Services — Pursuant to the terms set forth in the Company’s Operating Agreement, the Managing Member provides day-to-day management of the plant. The Company pays a management annual base fee, plus an incentive bonus based on a percentage of net income. The base fee is adjusted annually on March 1 for changes in the consumer price index. This agreement continues unless terminated by a vote of Managers as provided in the Operating Agreement.

Technology and Patent Rights License Agreement — In April, 2005 the Company entered into a new technology licensing agreement that allows the Company the right to use certain technology and patents owned, developed, or obtained by the Managing Member.  The Company is required to pay an annual licensing fee for the right to use such technology and patents.  The term of this agreement is for so long as the term of the management agreement discussed above.

NOTES TO FINANCIAL STATEMENTS

On May 24, 2006 the Company entered into an agreement with companies affiliated with the Managing Member to oversee the construction process to expand capacity to 100 million gallons per year.  The estimated expansion project cost totals $80 million.  Estimated completion date for the expansion is early 2008.  As of December 31, 2007, the Company spent $68.8 million on the construction process to expand capacity.

On May 9, 2007 the Company entered into an agreement with companies affiliated with the Managing Member to assist in the design and construction of a solid waste fuel boiler system.  Total estimated cost of this project is $25.5 million and is expected to be completed in late 2008.  As of December 31, 2007, the Company spent $6.7 million on the solid waste fuel boiler system.

Marketing Agreements — The Company entered into agreements with companies affiliated with the Managing Member to market all of its ethanol and distiller grains (DDGS). Fees for ethanol are based on a per gallon basis and are payable for administration services and ethanol marketing.  Fees for DDGS are a percentage of gross sales with a minimum annual fee of $200,000. The ethanol agreement continues for the length of the original primary debt financing for the plant construction, while the DDGS agreement has a term of 7 years or the length of the original primary debt for plant construction, whichever is longer. Both agreements are renewable for 3-year periods after the initial term of the agreements.

Corn Price Risk Management Agreement — The Company entered into an agreement with Managing Member for the hedge and price risk management related to corn and natural gas requirements of the plant. The fee for this service is a fixed fee billed quarterly. The agreement has a term of 1 year and commenced upon the start of operations. The agreement is renewable for successive 1-year terms unless terminated 30 days prior to expiration.

Revenues and expenses related to agreements with related parties for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006

Finished goods	$20,238,064	$10,971,003
Raw materials	3,366,405	3,221,355
Work-in-process	976,719	803,352
Spare parts inventory	1,002,400	860,300
	$25,583,587	$15,856,010

Agreements with unrelated parties are as follows:

Natural Gas — The agreement provides the Company with natural gas for a 15 year period beginning with the date the plant begins operations. During the initial 10 years of the agreement, the Company has a minimum obligation for delivery of natural gas at a rate that covers the cost of construction of the pipeline. The Company is required to pay a monthly Distribution Delivery Fee based on the minimum obligation.  This fee is at a fixed rate for the 15 year period.  The Company is also required to hold an irrevocable standby letter of credit or similar instrument to guarantee payment of the obligation. The letter of credit will be reduced each year by an amount equal to amortization of a $1,600,000 loan at 8.5%. Minimum payments, regardless of whether the plant takes delivery of the natural gas, are as follows:

Electricity — On July 23, 2007 the Company entered into an amendment for electric service for a term of 3 years. The agreement sets rates for energy usage based on an agreed upon rate structure and requires a minimum purchase of electricity each month during the initial term of the agreement. Minimum annual payments during the initial term of the electricity agreement are as follows:

NOTES TO FINANCIAL STATEMENTS

Letter of Credit — During the year ended December 31, 2007, the Company renewed a $1,250,000 letter of credit agreement with Home Federal Bank at a reduced amount of $780,000. The letter of credit agreement is required by Home Federal Bank in connection with a letter of credit agreement entered into between Home Federal Bank and the supplier of natural gas to the Company’s plant. The letter of credit is security for the Company’s natural gas distribution agreement as it relates to construction of the gas pipeline to the plant. Under the letter of credit, the Company entered into a promissory note with Home Federal Bank to borrow up to $780,000. In the event of any amount drawn on the letter of credit by the supplier of natural gas, an equal amount will be drawn on the letter of credit by Home Federal, which will be recorded as a liability of the Company. The interest rate on the promissory note is the prime rate as published by the Wall Street Journal plus 2%. The maturity date on the letter of credit is March 1, 2008. The letter of credit is secured by a lien on the Company’s real and personal property. As of December 31, 2007, there was no outstanding balance on the letter of credit.

To obtain the letter of credit, Home Federal Bank required personal guarantees totaling $780,000 from certain members or related parties of the Company. The Company has agreed to pay each party an annual guarantee fee of 2% of the amount guaranteed. The Company paid $15,600, $19,200, and $22,500, for the guarantee fee for the years ended December 31, 2007, 2006, and 2005, respectively.

Letter of Credit — On November 1, 2007, the Company entered into an irrevocable letter of credit agreement with AgCountry Farm Credit Services in the amount of $160,019.  The letter of credit is security for the Company’s reservation charges for the transportation service of natural gas.  As of December 31, 2007, there was no outstanding balance on the letter of credit.

The Company entered into several agreements related to the production of ethanol as follows:

Product Supply — The Company entered into an agreement on December 27, 2006 which commences on December 1, 2007, to supply the Company with a product that will be used in the solid waste fuel boiler system which is expected to be completed in late 2008.  This agreement is in effect for a period of ten years and requires a daily minimum purchase of product.  No shipments were made to the Company as of December 31, 2007.

Grain Storage — The Company entered into an agreement on June 1, 2007 to rent a grain storage facility beginning on September 1, 2007.  This agreement is in effect for 10 years.  The monthly rent for the facility is calculated based on the number of bushels stored in the facility.  Minimum bushel requirements have been established.  The Company paid $56,292, for grain storage for the year ended December 31, 2007.

Minimum payments related to the above agreements are summarized in the following table:

Year Ending December 31,	Lease Agreements	Management Agreements	Purchase Agreements	Total

2008	$64,000	$1,305,992	$2,244,650	$3,614,642
2009	64,000	1,001,377	2,361,950	3,427,327
2010	64,000	1,017,232	2,446,200	3,527,432
2011	64,000	1,033,721	1,805,350	2,903,071
2012	64,000	1,050,870	1,805,350	2,920,220
2013-2018	256,000	4,593,523	5,869,700	10,719,223
	576,000	10,002,713	16,533,200	27,111,913

The Company receives incentives related to the production of ethanol as follows:

NOTES TO FINANCIAL STATEMENTS

Incentives — The Company receives an incentive payment from the State of South Dakota to produce ethanol. In accordance with the terms of this arrangement, revenue is recorded based on ethanol sold. The State of South Dakota has set a maximum of up to $1,000,000 per year for this program per qualifying producer. Incentive revenue of $750,000, $777,416, and $701,886, was recorded for the years ended December 31, 2007, 2006, and 2005, respectively.

NOTE 8 -         RELATED PARTIES

Certain owners of Class A, Class B and Class C Capital Units are parties to agreements with the Company.  Related party agreements with the Managing Member and its affiliates are described in Note 7.

NOTE 9 -         INTEREST EXPENSE

Statement of Financial Accounting Standards (SFAS) No. 34 “Capitalization of Interest Costs” states that the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.   The Company capitalized its interest costs for cash payments made for its expansion project.  As of December 31, 2007, the Company funded 100% of its expansion project with cash flows from operations and had existing outstanding debt of $35 million.  As a result, the Company has expensed interest costs of $276,290 and has capitalized interest costs of $2,138,781 for the fiscal year end December 31, 2007.

NOTE 10 -      RETIREMENT PLAN

On April 1, 2004, the Company set up a 401(k) profit sharing plan for substantially all employees who work more than 1,000 hours per year.  Employees can make voluntary contributions up to federally designated limits.  The Company matches 50% of the employee contributions up to a maximum of 2% of gross wages.  Employee voluntary contributions up to federally designated limits are always fully vested.  Employer contributions to eligible employees are vested on the following schedule:  Less than 1 year = 0%, 1 year = 10%, 2 years = 20%, 3 years = 40%, 4 years = 60%, 5 years = 80%, and 6 years = 100%.  The Company’s 401(k) expense for the years ended December 31, 2007, 2006, and 2005, was $28,068, $23,122, and $15,249, respectively.

NOTE 11 -      SUBSEQUENT EVENTS

On January 14, 2008, the Company entered into two short-term loan agreements with POET, LLC for a sum of $6.3 million.  The purpose of the unsecured loan was to cover margin calls that were triggered recently from the impact of a price increase in the corn futures market at the Chicago Board of Trade (CBOT).  The loans were obtained because the Company did not have the necessary funds from operations to cover the margin calls.  The interest rate on the new loans is calculated at an annual rate of 9.25%, and full payment of principal and interest is due on February 13, 2008.  The loan was repaid on March 6, 2008.

On February 19, 2008 the Company renewed the line of credit with Home Federal Bank referenced in Note 7.  The new maturity date on the line of credit is March 1, 2009, and the amount of the line of credit is $688,000.

On February 20, 2008, the Company entered into an agreement with AgCountry for a $15.0 million variable rate, line of credit loan.  This loan permits us to cover any of our short-term operating cash needs, allowing us to borrow the difference between the unpaid principal balance and the lesser of $15,000,000 or the borrowing base. The borrowing base is defined as the sum of 1) 75% of inventory minus unsettled payables; 2) 75% of gain/loss on market contracts; and 3) 75% of accounts receivables less than 90 days.  The loan is secured by our real property, tangible and intangible property, buildings, improvements, equipment, personal property, and contracts.  The unpaid principal balance on the loan is subject to a variable rate equal to LIBOR plus 3.0%, payable quarterly. The total unpaid principal balance is due at the loan’s maturity of April 1, 2009.  The loan is subject to an unused commitment fee of 0.25% per year, payable quarterly. As of the date of this filing, there was a principal balance of $7 million.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 -      QUARTERLY FINANCIAL DATA (UNAUDITED)

Summary quarterly results are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2007

Total Revenues	$32,251,100	$31,667,190	$28,521,791	$24,420,706
Gross Profit	8,605,572	3,461,729	5,122,374	3,038,143
Operating Income	7,252,515	2,281,535	3,872,546	38,247
Net Income	7,140,582	1,998,453	4,599,799	100,016
Basic Earnings per unit	1,908	534	1,229	27

Year Ended December 31, 2006

Total Revenues	$25,275,904	$32,255,377	$34,741,296	$31,119,324
Gross Profit	5,451,680	15,562,775	17,705,894	15,995,584
Operating Income	4,345,263	13,956,730	16,009,738	14,359,963
Net Income	3,926,633	13,563,332	15,736,526	13,935,337
Basic Earnings per unit	1,049	3,625	4,205	3,724

Year Ended December 31, 2005

Total Revenues	$22,130,587	$19,427,866	$20,209,331	$22,877,735
Gross Profit	6,360,011	2,843,659	2,843,223	7,164,101
Operating Income	5,516,484	2,112,985	1,887,610	6,163,527
Net Income	5,227,395	1,807,441	1,526,225	5,769,336
Basic Earnings per unit	1,397	483	408	1,542

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

GREAT PLAIN PLAINS ETHANOL, LLC

UNAUDITED FINANCIAL STATEMENTS

March 31, 2008

GREAT PLAIN PLAINS ETHANOL, LLC

BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

	March 31,	December 31,
	2008	2007*

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,368,974	$10,953
Receivables
Ethanol - related party	9,612,649	4,389,077
Distillers grain	1,310,440	829,813
Incentives	41,298	166,667
Excise tax refund	755,633	—
Other	27,644	42,457
Inventory	36,611,644	25,583,587
Investment in commodities contracts	1,841,710	1,974,846
Prepaid expenses	554,858	90,424
Total current assets	52,124,849	33,087,824

PROPERTY AND EQUIPMENT
Land	270,210	270,210
Land improvements	3,581,250	3,581,250
Buildings	6,987,893	6,987,893
Equipment	121,735,950	60,073,412
Construction in process	12,824,590	56,344,822
	145,399,893	127,257,587
Less accumulated depreciation	(13,141,849)	(12,112,898)
Net property and equipment	132,258,043	115,144,690

OTHER ASSETS
Financing costs, net of amortization	756,095	781,255
Assets held for sale	141,180	141,180
Long term prepaid expenses	149,911	161,361
Other	—	1,000
	1,047,186	1,084,796

TOTAL ASSETS	$185,430,078	$149,317,309

* Derived from audited financial statements

GREAT PLAINS ETHANOL, LLC

BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

LIABILITIES AND MEMBERS’ EQUITY

	March 31,	December 31,
	2008	2007*

CURRENT LIABILITIES

Accounts payable - trade	$5,535,928	$8,726,072
Accounts payable to related party	708,430	423,467
Accrued interest	689,130	—
Excess of outstanding checks over bank balance	—	262,912
Other accrued liabilities	534,221	393,291
Line of credit	8,800,000	—
Current portion of long-term debt	9,895,833	7,708,333

Total current liabilities	26,163,542	17,514,076

LONG-TERM DEBT	84,267,930	59,959,430

COMMITMENTS AND CONTINGENCIES (See Note 6)

MEMBERS’ EQUITY

Total units authorized - 4,700
Class A Units, $5,000 par, 1,513 units issued and outstanding	7,565,000	7,565,000
Class B Units, $5,000 par, 200 units issued and outstanding	1,000,000	1,000,000
Class C Units, $5,000 par, 2,029 units issued and outstanding	10,145,000	10,145,000
Additional paid-in capital	7,000	7,000
Retained earnings	56,281,606	53,126,803

Total members’ equity	74,998,606	71,843,803

TOTAL LIABILITIES & MEMBERS’ EQUITY	$185,430,078	$149,317,309

See Notes to Unaudited Financial Statements

GREAT PLAINS ETHANOL, LLC

STATEMENTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
	2008	2007

REVENUES
Sales - related party	$27,907,176	$27,304,170
Sales	6,193,906	4,793,596
Incentive revenue	41,298	153,333
Total revenues	34,142,380	32,251,100

COST OF REVENUES	29,252,354	23,645,528

GROSS PROFIT	4,890,026	8,605,572

OPERATING EXPENSES
General and administrative	1,464,276	1,353,057
Total operating expenses	1,464,276	1,353,057

INCOME FROM OPERATIONS	3,425,750	7,252,515

OTHER INCOME AND (EXPENSES)
Interest income	34,144	230,395
Interest expense	(305,551)	(455,386)
Other	460	113,058
Total other income and expenses	(270,947)	(111,933)

NET INCOME	$3,154,803	$7,140,582

BASIC AND DILUTED INCOME PER CAPITAL UNIT	$843	$1,908

WEIGHTED AVERAGE CAPITAL UNITS OUTSTANDING:

BASIC AND DILUTED	3,742	3,742

See Notes to Unaudited Financial Statements

GREAT PLAINS ETHANOL, LLC

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2008	2007

OPERATING ACTIVITIES
Net income	$3,154,803	$7,140,582
Changes to net income not affecting cash
Depreciation	1,028,951	729,355
Amortization	25,159	1,487
Change in operating assets and liabilities
Receivables	(5,564,016)	15,268
Inventory	(11,028,057)	3,624,166
Investments in commodities contracts	133,136	(2,872,431)
Prepaid expenses	(452,984)	(259,208)
Accounts payable - trade	(3,190,144)	(1,387,429)
Accounts payable to related party	284,962	(348,207)
Accrued interest	689,130	455,386
Accrued liabilities	140,929	(52,421)

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(14,778,130)	7,046,547

INVESTING ACTIVITIES
Purchase of property and equipment	(21,730,385)	(8,557,272)

NET CASH USED FOR INVESTING ACTIVITIES	(21,730,385)	(8,557,272)

FINANCING ACTIVITIES
Advances on notes payable - long-term	29,329,448	—
Advances on line of credit	8,800,000
Advances on notes payable - related party	6,300,000	—
Principal payments on notes payable - related party	(6,300,000)	—
Distributions paid to members, $0 and $1,000 per unit	—	(3,742,000)
Decrease in excess of outstanding checks over bank balance	(262,912)	(2,506,864)

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	37,866,536	(6,248,864)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,358,021	(7,759,589)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,953	19,968,318

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,368,974	$12,208,729

See Notes to Unaudited Financial Statements

GREAT PLAINS ETHANOL, LLC

STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2008	2007

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	612,618	—
Cash paid for interest-related party	82,439	—
	$695,057	$—

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Accounts payable incurred for construction costs	$5,344,826	315,544

See Notes to Unaudited Financial Statements

GREAT PLAINS ETHANOL, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 -         NATURE OF OPERATIONS

Principal Business Activity

Great Plains Ethanol, LLC (d/b/a POET Biorefining – Chancellor) (“the Company”), a South Dakota limited liability company with its principal place of business in Turner County, South Dakota, was organized to obtain equity ownership and debt financing to construct, own and operate a 40 million gallon ethanol plant. The Company began activities on December 20, 2000. On March 20, 2003, the ethanol plant commenced its principal operations.  On March 17, 2008 the Company completed the expansion project and now operates a 100 million gallon ethanol plant.  The Company sells ethanol and related products to customers located primarily in North America.

NOTE 2 -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements contained herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America.

In the opinion of management all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included in the accompanying financial statements. These financial statements should be read in conjunction with the financial statements and notes included in the Company’s financial statements for the year ended December 31, 2007.

The results of operations for the three months ended March 31, 2008 are not necessarily indicative of the results expected for the full year.

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives.  Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.

The Company enters into short-term cash, options and futures contracts as a means of securing corn and natural gas for the ethanol plant and managing exposure to changes in commodity prices. All of the Company’s derivatives are designated as non-hedge derivatives. Although the contracts are effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

As part of its trading activity, the Company uses futures and options contracts offered through regulated commodity exchanges to reduce risk and is exposed to risk of loss in the market value of inventories. To reduce that risk, the Company generally takes positions using cash and futures contracts and options.

Unrealized gains and losses related to derivative contracts are included as a component of cost of revenues in the accompanying financial statements. Inventories are recorded at net realizable value so that gains and losses on derivative contracts are offset by gains and losses on inventories and reflected in current earnings. For the statement of cash flows, such contract transactions are classified as operating activities.  We have recorded an increase to cost of revenues of $9,869,686, a decrease to cost of revenues of $3,452,282, and an increase to cost of revenues of $321,632 related to our derivative contracts for the three months ended March 31, 2008, 2007, and 2006, respectively.  These derivative contracts can be found on the Balance Sheet under “Investment in commodities contracts”.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Cost of Revenues

The primary components of cost of revenues from the production of ethanol and related co-product are corn expense, energy expense (natural gas and electricity), raw materials expense (chemicals and denaturant), shipping costs on sales, and direct labor costs.

Shipping costs incurred by the Company are recorded as a component of cost of revenues.  Shipping costs in cost of revenues include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs.

General and Administrative Expenses

The primary components of general and administrative expenses are management fee expense, administrative payroll expense, insurance expense, and professional fee expense (legal and audit).

Inventory Valuation

Ethanol and related product inventory is stated at net realizable value.  Corn inventory is stated at market value, which approximates net realizable value (local market prices less cost of disposal), based on local market prices determined by grain terminals in the area of the plant. Other raw materials, spare parts and work-in-process inventory are stated at the lower of cost or market on an average cost method.

Inventories consisted of the following:

	March 31,	December 31,
	2008	2007*

Finished goods	$4,253,303	$3,366,405
Raw materials	28,619,116	20,238,064
Work-in-process	2,666,861	976,719
Spare parts inventory	1,072,364	1,002,400
	$36,611,644	$25,583,587

*Derived from audited financial statements

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.  At times throughout the year, the Company’s cash and cash equivalents balances may exceed amounts insured by the Federal Deposit Insurance Corporation.  The Company does not believe it is exposed to any significant credit risk on cash and equivalents.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Environmental Liabilities

The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its location. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health and the production, handling, storage and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted SFAS 157 as of January 1, 2008 except as noted below, and it did not have a material impact on its financial position and results of operations.

Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2. FSP 157-1 amends SFAS 157 to exclude SFAS No. 13, “Accounting for Leases,” (SFAS 13) and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The Company adopted SFAS 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities. The Company is currently evaluating the impact of SFAS 157 for non-financial assets and liabilities.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (Consolidated Financial Statements). SFAS 160 establishes accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. In addition, SFAS 160 requires certain consolidation procedures for consistency with the requirements of SFAS 141, Business Combinations. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with earlier adoption prohibited. The Company is evaluating the effect, if any, that the adoption of SFAS 160 will have on its results of operations, financial position, and the related disclosures.

In December 2007, the FASB issued SFAS 141(R), Business Combinations.  SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. The Company is evaluating the effect, if any, that the adoption of SFAS 141(R) will have on its results of operations, financial position, and the related disclosures.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about how these instruments and activities affect the entity’s financial position, financial performance and cash flows. The standard requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Because SFAS 161 requires enhanced disclosures but does not modify the accounting treatment of derivative instruments and hedging activities, the Company believes the adoption of this standard will have no impact on its financial position, results of operations or cash flows.

NOTE 3 -       FAIR VALUE MEASUREMENTS

Effective January 1, 2008, we adopted Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157), as it applies to our financial instruments, and Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. SFAS 159 permits companies to irrevocably choose to measure certain financial instruments and other items at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. SFAS 157 establishes a hierarchy in determining the fair value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. SFAS 157 requires the utilization of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in our Consolidated Balance Sheets, we have elected not to record any other assets or liabilities at fair value, as permitted by SFAS 159. No events occurred during the first quarter 2008 which would require adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The following table provides information on those assets and liabilities measured at fair value on a recurring basis:

	Carrying Amount
	In Consolidated
	Balance Sheet	Fair Value	Fair Value Measurement Using
	March 31, 2008	March 31, 2008	Level 1	Level 2	Level 3

Corn purchase contracts	$12,919,099	$12,919,099		$12,919,099
Investment in commodity contracts	$1,841,710	$1,841,710	$1,841,710

The Company’s corn purchase contracts consist of forward purchase commitments and are included in inventory. The fair value for the financial agreements was determined using quoted market prices from the Chicago Board of Trade (CBOT) for similar assets, and is designated as Level 2 within the valuation hierarchy. Investment in commodity contracts principally includes corn and natural gas futures and option contracts.  These contracts are primarily held with financial institutions, the fair values for which are obtained from quoted market prices from the CBOT for identical assets or liabilities, and is designated as Level 1 within the valuation hierarchy.

NOTE 4 -         NOTES PAYABLE

The Company originally entered into a credit agreement with AgCountry Farm Credit Services on June 19, 2002.  Several amendments to the original credit agreement occurred throughout the past five years.  As of December 31, 2007 the Company had three different loans to our credit agreement.

The $20.0 million loan (Term Note #4) is subject to a variable rate of LIBOR plus 3.0% (currently 6.16%) and is payable in quarterly principal payments of $833,333 plus accrued interest until maturity on July 1, 2013.

The $70.0 million expansion loan (Construction Note #5) is subject to a variable rate of LIBOR plus 3.0%, adjusted and payable monthly. We are subject to an unused commitment fee of 0.40% per year on any funds not borrowed through the required completion date of the expansion project (August 1, 2008). Upon completion of the expansion project, the loan will be converted to a term loan, at which time we may elect a variable or fixed rate made available by AgCountry. Payments of principal and interest will be due quarterly beginning on July 1, 2008 with a balloon payment due at maturity on April 1, 2016.  Prepayment is subject to penalty in an amount that will result in AgCountry being made whole for any actual and imputed funding losses.

The $15.0 million variable rate, revolving loan permits us to cover any of our short-term operating cash needs. The revolving amount reduces to $7.5 million one year prior to the loan’s maturity of July 1, 2018. The unpaid principal balance on the loan is subject to a variable rate equal to LIBOR plus 3.0%, payable monthly. The total unpaid principal balance is due at maturity.  The loan is subject to an unused commitment fee of 0.40% per year, payable quarterly. As of March 31, 2008, $15,000,000 is advanced on this note.

The three loans are secured by our real property, tangible and intangible property, buildings, improvements, equipment, personal property, and contracts. In addition to standard covenants and conditions in the amended credit agreement, we are subject to certain conditions and/or covenants including: 1) a distribution limitation of, prior to substantial completion of the expansion project, not greater than 40% of net income, and, after substantial completion of the expansion project, not greater than 75% of net income, and 100% of net income so long as we achieve an owners’ equity ratio (as defined) exceeding 60% and working capital exceeding $12 million; 2) a capital expenditure limitation of $750,000 for expenditures unrelated to the expansion project prior to completion of the expansion project and $2 million after completion; 3) a minimum working capital of $5 million until completion of the expansion project, $10 million for the first year after completion, and $12 million after the second year; and 4) a current ratio of 1.20:1, the calculation of which includes the unfunded balance from the revolving loan.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

On February 20, 2008, the Company entered into an agreement with AgCountry for a $15.0 million variable rate, line of credit loan.  This loan permits us to cover any of our short-term operating cash needs, allowing us to borrow the difference between the unpaid principal balance and the lesser of $15,000,000 or the borrowing base. The borrowing base is defined as the sum of 1) 75% of inventory minus unsettled payables; 2) 75% of gain/loss on market contracts; and 3) 75% of accounts receivables less than 90 days.  The loan is secured by our real property, tangible and intangible property, buildings, improvements, equipment, personal property, and contracts.  The unpaid principal balance on the loan is subject to a variable rate equal to LIBOR plus 3.0%, payable quarterly. The total unpaid principal balance is due at the loan’s maturity of April 1, 2009.  The loan is subject to an unused commitment fee of 0.25% per year, payable quarterly. As of March 31 2008, $8,800,000 is advanced on this note leaving the amount available to borrow at $6,200,000.

The balance of the long-term notes payable is as follows:

	March 31,	December 31,
	2008	2007*

Notes payable to AgCountry Farm Credit Services
Term Note #4	$18,333,333	$18,333,333
Construction Note #5	55,485,605	35,066,157
Revolving Term Note	15,000,000	6,090,000
Construction Payable-Related Party (to be drawn from Construction Note #5)	5,344,826	8,178,273

	94,163,764	67,667,763
Less current portion	9,895,833	7,708,333

	$84,267,930	$59,959,430

*Derived from audited financial statements

The Company had $0 available to borrow on the revolving term note as of March 31, 2008.

Minimum principal payments for the next five years are estimated as follows:

Year Ending March 31,	Amount

2009	$9,895,833
2010	12,083,333
2011	12,083,333
2012	12,083,333
2013	12,083,333

NOTE 5 -         LETTER OF CREDIT

During the quarter ended March 31, 2008, the Company renewed a $780,000 letter of credit agreement with Home Federal Bank at a reduced amount of $688,000. The letter of credit is security for the Company’s natural gas distribution agreement as it relates to construction of the gas pipeline to the plant. Under the letter of credit, the Company entered into a promissory note with Home Federal Bank to borrow up to $688,000. In the event of any amount drawn on the letter of credit by the supplier of natural gas, an equal amount will be drawn on the letter of credit by Home Federal, which will be recorded as a liability of the Company. The interest rate on the promissory note is the prime rate as published by the Wall Street Journal plus 2%. The maturity date on the letter of credit is March 1, 2009. The letter of credit is secured by a lien on the Company’s real and personal property. As of March 31, 2008, there was no outstanding balance on the letter of credit.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

To obtain the letter of credit, Home Federal Bank required personal guarantees totaling $688,000 from certain members or related parties of the Company. The Company has agreed to pay each party an annual guarantee fee of 2% of the amount guaranteed. The Company paid $13,760, $15,600, and $19,200 for the guarantee fee for the years ended December 31, 2008, 2007, and 2006, respectively.

NOTE 6 -         COMMITMENTS, CONTINGENCIES, AND AGREEMENTS

The Board of Managers has entered into various agreements regarding the formation, operation and management of the Company. Significant agreements are as follows:

Contract for Future Services – The Company entered into various agreements with POET Plant Management LLC (the Managing Member) and certain of the Managing Member’s affiliates.

Agreements with the Managing Member and certain of its affiliates include:

Management Services – Pursuant to the terms set forth in the Company’s Operating Agreement, the Managing Member provides day-to-day management of the plant. The Company pays a management annual base fee, plus an incentive bonus based on a percentage of net income. The base fee is adjusted annually on March 1 for changes in the consumer price index. This agreement continues unless terminated by a vote of Managers as provided in the Operating Agreement.

Technology and Patent Rights License Agreement - In April, 2005 the Company entered into a new technology licensing agreement that allows the Company the right to use certain technology and patents owned, developed, or obtained by the Managing Member.  The Company is required to pay an annual licensing fee for the right to use such technology and patents.  The term of this agreement is for so long as the term of the management agreement discussed above.

Construction Agreements - On May 24, 2006 the Company entered into an agreement with companies affiliated with the Managing Member to oversee the construction process to expand capacity to 100 million gallons per year.  The estimated expansion project cost totals $80 million.  The expansion project was completed on March 17, 2008.  As of March 31, 2008, the Company spent $77.3 million on the construction process to expand capacity.

On May 9, 2007 the Company entered into an agreement with companies affiliated with the Managing Member to assist in the design and construction of a solid waste fuel boiler system.  Total estimated cost of this project is $25.5 million and is expected to be completed in late 2008.  As of March 31, 2008, the Company spent $12.5 million on the solid waste fuel boiler system.

Marketing Agreements – The Company entered into agreements with companies affiliated with the Managing Member to market all of its ethanol and distiller grains (DDGS). Fees for ethanol are based on a per gallon basis and are payable for administration services and ethanol marketing.  Fees for DDGS are a percentage of gross sales with a minimum annual fee of $200,000. The ethanol agreement continues for the length of the original primary debt financing for the plant construction, while the DDGS agreement has a term of 7 years or the length of the original primary debt for plant construction, whichever is longer. Both agreements are renewable for 3-year periods after the initial term of the agreements.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Corn Price Risk Management Agreement – The Company entered into an agreement with the Managing Member for the hedge and price risk management related to corn and natural gas requirements of the plant. The fee for this service is a fixed fee billed quarterly. The agreement has a term of 1 year and commenced upon the start of operations. The agreement is renewable for successive 1-year terms unless terminated 30 days prior to expiration.

Agreements with unrelated parties are as follows:

Natural Gas – The agreement provides the Company with natural gas for a 15 year period beginning with the date the plant begins operations. During the initial 10 years of the agreement, the Company has a minimum obligation for delivery of natural gas at a rate that covers the cost of construction of the pipeline. The Company is required to pay a monthly Distribution Delivery Fee based on the minimum obligation.  This fee is at a fixed rate for the 15 year period.  The Company is also required to hold an irrevocable standby letter of credit or similar instrument to guarantee payment of the obligation. The letter of credit will be reduced each year by an amount equal to amortization of a $1,600,000 loan at 8.5%.

Electricity – On July 23, 2007 the Company entered into an amendment for electric service for a term of 3 years. The agreement sets rates for energy usage based on an agreed upon rate structure and requires a minimum purchase of electricity each month during the initial term of the agreement.

The Company entered into several agreements related to the production of ethanol as follows:

Product Supply – The Company entered into an agreement on December 27, 2006 which commences on December 1, 2007, to supply the Company with a product that will be used in the solid waste fuel boiler system which is expected to be completed in late 2008.  This agreement is in effect for a period of ten years and requires a daily minimum purchase of product.  No shipments were made to the Company as of March 31, 2008.

Grain Storage – The Company entered into an agreement on June 1, 2007 to rent a grain storage facility beginning on September 1, 2007.  This agreement is in effect for 10 years.  The monthly rent for the facility is calculated based on the number of bushels stored in the facility.  Minimum bushelrequirements have been established.  The Company paid $24,640, for grain storage for the quarter ended March 31, 2008.

Minimum payments related to the above agreements are summarized in the following table:

Twelve Months Ending	Lease	Management	Purchase
March 31,	Agreements	Agreements	Agreements	Total

2009	$64,000	$989,832	$2,244,650	$3,298,482
2010	64,000	1,005,225	2,361,950	3,431,175
2011	64,000	1,021,234	2,446,200	3,531,434
2012	64,000	1,037,883	1,805,350	2,907,233
2013	64,000	1,055,199	1,805,350	2,924,549
2014-2018	256,000	873,207	5,869,700	6,998,907
	$576,000	$5,982,580	$16,533,200	$23,091,780

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The Company receives incentives related to the production of ethanol as follows:

Incentives – The Company receives an incentive payment from the State of South Dakota to produce ethanol. In accordance with the terms of this arrangement, revenue is recorded based on ethanol sold. The State of South Dakota has set a maximum of up to $1,000,000 per year for this program per qualifying producer. Incentive revenue of $41,298, $153,333 and $176,667 was recorded for the three months ended March 31, 2008, 2007, and 2006, respectively.

NOTE 7 -         INTEREST EXPENSE

Statement of Financial Accounting Standards (SFAS) No. 34 “Capitalization of Interest Costs” states that the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.  The Company capitalized its interest costs for cash payments made for its expansion project.  The Company has expensed interest costs of $305,552 and capitalized interest costs of $1,161,074 for the first quarter of 2008.  The Company has a total capitalized interest cost of $3,299,856.

NOTE 8 -         SUBSEQUENT EVENT

On April 11, 2008, the Company entered into a landfill gas purchase and sale agreement with the City of Sioux Falls, South Dakota.  The Company will purchase gas from the decomposition of solid waste located at a landfill owned by the City.  The gas will be used as an energy source in our plant’s production process, reducing our reliance on natural gas.  The term of the agreement is for ten years which can be extended for another five years upon 24 months prior written notice.